                                                Filed Pursuant to Rule 424(b)(3)
                                                Registration No. 333-35593

                                                              September 17, 1997

Dear Stockholder:

     On behalf of the Board of Directors and management, I cordially invite you to attend the Special Meeting of Stockholders (the "Special Meeting") of Bay View Capital Corporation ("Bay View") to be held at 1:00 p.m., local time, on October 23, 1997 at Bay View's main office located at 1840 Gateway Drive, San Mateo, California.

     At this important Special Meeting, stockholders will be asked to consider and vote on a proposal to adopt an Agreement and Plan of Merger, dated May 8, 1997 (the "Merger Agreement"), pursuant to which, among other things, America First Eureka Holdings, Inc. ("Eureka Holdings") will merge with and into Bay View (the "Merger"), with Bay View as the surviving corporation. Upon consummation of the Merger, America First Financial Fund 1987-A Limited Partnership ("America First"), as the sole stockholder of Eureka Holdings, will be entitled to receive in exchange for all of the outstanding common stock of Eureka Holdings (i) $90 million in cash and (ii) a number of shares of Bay View common stock (and the associated rights under the Bay View Stockholder Protection Rights Agreement) having an assigned value of $210 million, subject to adjustment as described below, based upon a formula that values the Bay View common stock for this purpose on the basis of its trading price during a defined pricing period. Specifically, upon consummation of the Merger, in addition to the $90 million in cash, all of the outstanding common stock of Eureka Holdings will be converted into the right to receive the number of shares of Bay View common stock determined by dividing $210 million by the Average Bay View Stock Price. The "Average Bay View Stock Price" is the average (rounded to four decimal points) of the average closing sale price of one share of Bay View common stock on The Nasdaq Stock Market for the 20 consecutive full trading days ending on the fifth business day immediately prior to the Merger closing date, but not in excess of $26.00 or less than $21.00 unless the Average Bay View Stock Price is less than $21.00, Eureka Holdings has given notice of its intention to terminate the Merger Agreement and Bay View has made an Adjustment Election, as described in the next paragraph.

     If the Average Bay View Stock Price is less than $21.00, Eureka Holdings shall have the right to terminate the Merger Agreement unless Bay View shall make an Adjustment Election. Pursuant to an "Adjustment Election," Bay View shall agree that the Average Bay View Stock Price shall be calculated without regard to the $21.00 minimum Average Bay View Stock Price. For example, if an Adjustment Election is made and the Average Bay View Stock Price is $20.00, the number of shares of Bay View common stock to be issued in the Merger will be
determined by dividing $210 million by $20.00, i.e., 10,500,000 shares.   By
approving the Merger Agreement and the transactions contemplated thereby, the stockholders of Bay View are authorizing the Board of Directors of Bay View, in the exercise of its discretion, to make an Adjustment Election, provided the Average Bay View Stock Price is at least $18.90. If the Average Bay View Stock Price is less than $18.90, the Board of Directors of Bay View will not make an Adjustment Election without stockholder approval. If the Average Bay View Stock Price is in excess of $26.00, the number of shares of Bay View Common Stock to be issued in the Merger will be determined by dividing $210 million by $26.00, i.e., 8,076,923 shares. Assuming the issuance of 8,076,923 shares of Bay View Common Stock in the Merger and based on the $26.9375 per share closing price of the Bay View Common Stock reported on Nasdaq for September 15, 1997, the aggregate market value of such shares would be $217,572,115.

     A copy of the Merger Agreement is attached to the accompanying Joint Solicitation Statement/Prospectus as Appendix I and is incorporated by reference herein.

     The merger of Bay View and Eureka Holdings will be followed immediately by the merger of EurekaBank, A Federal Savings Bank, a wholly owned subsidiary of Eureka Holdings, with and into Bay View Bank, a wholly owned subsidiary of Bay View.

     The accompanying Joint Solicitation Statement/Prospectus sets forth, or incorporates by reference, financial data and other important information relating to Bay View, America First and Eureka Holdings and their subsidiaries and describes the terms and conditions of the proposed Merger. The Board of Directors urges you to carefully review these materials before completing the enclosed proxy card or attending the Special Meeting.

     Hovde Financial, Inc., an investment banking firm, has issued its opinion to your Board of Directors regarding the fairness, from a financial point of view, of the consideration to be paid by Bay View pursuant to the Merger Agreement as of the date of such opinion. A copy of the opinion is attached as Appendix II to the Joint Solicitation Statement/Prospectus.

     The Board of Directors of Bay View has carefully reviewed and considered the terms and conditions of the Merger Agreement. The Board of Directors of Bay View has concluded that the Merger Agreement and the proposed Merger are in the best interest of the stockholders of Bay View, and unanimously recommends that Bay View stockholders vote "FOR" the adoption of the Merger Agreement.

     Consummation of the Merger is subject to certain conditions, including regulatory approvals and approval by the stockholders of Bay View and the beneficial unit certificate holders of America First.

     I encourage you to attend the Special Meeting in person. Whether or not you do, I hope that you will read the Joint Solicitation Statement/Prospectus and then complete, sign and date the proxy card and return it in the enclosed postage prepaid envelope provided. This will save Bay View additional expense in soliciting proxies and will ensure that your shares are represented. Please note that you may vote in person at the Special Meeting even if you have previously returned the proxy card.

     Thank you for your attention to this important matter. If you need assistance in completing your proxy card or if you have any questions about the Joint Solicitation Statement/Prospectus, please feel free to contact Robert J. Flax at (415) 312-7292.

                                       Sincerely,



                                       John R. McKean
                                       Chairman of the Board

                                                                October 10, 1997

Dear BUC Holder:

     America First Financial Fund 1987-A Limited Partnership ("America First" or the "Partnership") is seeking the written consent of holders of beneficial unit certificates ("BUC Holders") to a proposed merger of the Partnership's wholly-owned thrift holding company, America First Eureka Holdings, Inc. ("Eureka Holdings") with Bay View Capital Corporation ("Bay View"), the subsequent distribution of the Partnership's assets (net of expense and reserves for certain liabilities) and the dissolution of the Partnership.

     You are being asked to consent to a proposal (the "Merger Proposal") to adopt the Agreement and Plan of Merger dated May 8, 1997 (the "Merger Agreement") pursuant to which Eureka Holdings will be merged (the "Merger") with and into Bay View, a Delaware corporation, the Distribution (as herein defined) pursuant to the Amended and Restated America First Limited Partnership Agreement (the "Partnership Agreement") and the subsequent dissolution of America First (the "Dissolution"). In the Merger, America First will receive $90 million in cash and a number of shares of common stock of Bay View to be determined pursuant to the formula set forth in the Merger Agreement. Immediately after the consummation of the Merger, America First will distribute to the BUC Holders and the general partner of the Partnership such cash amounts (net of certain amounts to be applied to payments of America First expenses in connection with this transaction or set aside for discharging all Partnership liabilities and obligations) and the shares of Bay View common stock received in the Merger in accordance with the terms of the Partnership Agreement (the "Distribution").

     Additional information regarding the Merger Agreement, the Merger, the Distribution and the Dissolution is set forth in the accompanying Joint Solicitation Statement/Prospectus and the appendices thereto, which you are urged to read carefully in their entirety.

     America First Capital Associates Limited Partnership Five, as the General Partner of the Partnership ("America First Capital" or the "General Partner"), has carefully considered the terms and conditions of the proposed Merger, Distribution and Dissolution. In addition, in connection with its approval of the transaction with Bay View, America First has received a written opinion from its financial advisor, Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), to the effect that the consideration to be received by the Partnership in the Merger is fair to the Partnership from a financial point of view. Merrill Lynch was not requested to opine with regard to the Distribution and has not delivered any opinion relating to the Distribution.

     America First Capital believes that the Merger Agreement, the Distribution and the Dissolution are fair to and in the best interests of America First and the BUC Holders and, therefore, recommends a vote for approval of the Merger Proposal.

     Approval of the Merger Agreement, including the Distribution and the Dissolution requires the consent of the holders of a majority of the outstanding BUCs.

     No meeting of BUC holders will be held to consider the Merger Proposal. Only BUC Holders of record at the close of business on October 9, 1997 will be entitled to receive this notice and to grant or withhold their consent to the Merger Proposal.

     In order to be valid, consents must be received by MacKenzie Partners by 5:00 p.m. New York City time on November 10, 1997, unless such date is extended by the General Partner in its sole discretion. A BUC Holder may not revoke its consent after the consent card has been delivered to MacKenzie Partners.

     In view of the importance of the action to be taken by the BUC Holders, we urge you to review carefully the accompanying Notice of Action Requiring Consent of BUC Holders and the Joint Solicitation Statement/Prospectus, including the appendices thereto, which also include information on Eureka Holdings and Bay View and their subsidiaries. Please complete, sign and date the enclosed consent card and return it as promptly as possible.

     If you have any questions or require assistance, please call MacKenzie Partners, which is assisting us in the solicitation of consents, at (800) 322-2885.

                                    Sincerely,



                                    America First Capital Associates
                                      Limited Partnership Five, General Partner


                                    By:  AFCA - 5 Management Corporation,
                                         general partner



                                    George H. Krauss
                                    Chairman of the Board
                                    and Secretary

                          BAY VIEW CAPITAL CORPORATION
                               1840 Gateway Drive
                          San Mateo, California  94404
                                 (415) 573-7300


                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                         To Be Held on October 23, 1997

     It is our pleasure to invite you to a Special Meeting of Stockholders (the "Special Meeting") of Bay View Capital Corporation, a Delaware corporation ("Bay View"), to be held at Bay View's main office located at 1840 Gateway Drive, San Mateo, California on October 23, 1997 at 1:00 p.m., local time.

     A proxy card and a Joint Solicitation Statement/Prospectus for the Special Meeting are enclosed.

     The Special Meeting is for the purpose of considering and acting upon a proposal to adopt the Agreement and Plan of Merger (the "Merger Agreement"), dated May 8, 1997, by and among Bay View, America First Eureka Holdings, Inc. ("Eureka Holdings"), America First Financial Fund 1987-A Limited Partnership and America First Capital Associates Limited Partnership Five, the general partner of the Partnership, pursuant to which, among other things, Eureka Holdings will merge with and into Bay View, with Bay View as the surviving corporation, as more fully described in the accompanying Joint Solicitation Statement/Prospectus, and such other matters as may properly come before the Special Meeting and any adjournments or postponements thereof. A copy of the Merger Agreement is set forth as Appendix I to the accompanying Joint Solicitation Statement/Prospectus and is incorporated by reference herein. The Board of Directors is not aware of any other business to come before the Special Meeting. Any action may be taken on the foregoing proposal at the Special Meeting on the date specified above, or on any date or dates to which the Special Meeting may be adjourned or postponed. Only holders of record of Bay View common stock at the close of business on August 29, 1997 are the stockholders entitled to receive notice of and to vote at the Special Meeting and any adjournments or postponements thereof. A list of Bay View stockholders entitled to vote at the Special Meeting will be available for examination by any stockholder, for any purpose germane to the Special Meeting, at the main office of Bay View during ordinary business hours for at least ten days prior to the Special Meeting, as well as at the Special Meeting.

     The affirmative vote of the holders of a majority of the outstanding shares of Bay View common stock is required to approve the proposal to adopt the Merger Agreement.

     You are requested to complete, sign and date the enclosed proxy, which is solicited on behalf of the Board of Directors, and to mail it promptly in the enclosed postage prepaid envelope. The proxy will not be used if you attend and vote at the Special Meeting in person.

     Remember, if your shares are held in the name of a broker, only your broker can vote your shares and only after receiving your instructions. Please contact the person responsible for your account and instruct him/her to execute a proxy card on your behalf.

        THE BOARD OF DIRECTORS OF BAY VIEW RECOMMENDS THAT YOU VOTE FOR
                       ADOPTION OF THE MERGER AGREEMENT.
          PLEASE COMPLETE, SIGN AND DATE THE ENCLOSED PROXY AND RETURN
             IT PROMPTLY IN THE ENCLOSED POSTAGE PREPAID ENVELOPE.

     If you have any questions or require assistance, please call Kissel-Blake, Inc., which is assisting us in the solicitation of proxies, at (212) 344-6733.


                              By Order of the Board of Directors



                              Robert J. Flax
                              Secretary




San Mateo, California
September 17, 1997

--------------------------------------------------------------------------------
IMPORTANT: THE PROMPT RETURN OF PROXIES WILL SAVE BAY VIEW THE EXPENSE OF FURTHER REQUESTS FOR PROXIES TO ENSURE A QUORUM AT THE SPECIAL MEETING. A PRE-ADDRESSED RETURN ENVELOPE IS ENCLOSED FOR YOUR CONVENIENCE. NO POSTAGE IS REQUIRED IF MAILED WITHIN THE UNITED STATES.
--------------------------------------------------------------------------------

   NOTICE OF ACTION REQUIRING CONSENT OF BENEFICIAL UNIT CERTIFICATE HOLDERS

To the BUC Holders of America First Financial Fund 1987-A Limited Partnership:

     NOTICE IS HEREBY GIVEN that the consent of holders of beneficial unit certificates ("BUC Holders") of America First Financial Fund 1987-A Limited Partnership, a Delaware limited partnership ("America First" or the "Partnership"), is being sought by America First Capital Associates Limited Partnership Five, the general partner of the Partnership ("America First Capital" or the "General Partner"), for the following purpose:

          To consider and consent to a proposal (the "Merger Proposal") to adopt the Agreement and Plan of Merger dated May 8, 1997 (the "Merger Agreement") by and among America First, America First Eureka Holdings, Inc., a Delaware corporation and a wholly owned subsidiary of America First ("Eureka Holdings"), Bay View Capital Corporation, a Delaware corporation ("Bay View"), and America First Capital, a Delaware limited partnership, pursuant to which Eureka Holdings will be merged with and into Bay View (the "Merger"), the Distribution (as defined herein) pursuant to the America First Limited Partnership Agreement (the "Partnership Agreement") and the subsequent dissolution of the Partnership (the "Dissolution"). In the Merger, the Partnership will receive $90 million in cash and a number of shares of Bay View common stock determined by dividing $210 million by the Average Bay View Stock Price. The "Average Bay View Stock Price" is the average (rounded to four decimal points) of the average closing sale price of one share of Bay View common stock on The Nasdaq Stock Market for the 20 consecutive full trading days ending on the fifth business day immediately prior to the Merger closing date, but not in excess of $26.00 or less than $21.00 unless the Average Bay View Stock Price is less than $21.00, Eureka Holdings has given notice of its intention to terminate the Merger Agreement and Bay View has made an Adjustment Election, as described in the following sentences. If the Average Bay View Stock Price is less than $21.00, Eureka Holdings shall have the right to terminate the Merger Agreement unless Bay View shall make an Adjustment Election. Pursuant to an "Adjustment Election," Bay View shall agree that the Average Bay View Stock Price shall be calculated without regard to the $21.00 minimum Average Bay View Stock Price. For example, if an Adjustment Election is made and the "Average Bay View Stock Price" is $20.00, the number of shares of Bay View Common Stock to be issued in the Merger will be determined by dividing $210 million by $20.00, i.e., 10,500,000 shares. If the Average Bay View Stock Price is in excess of $26.00, the number of shares of Bay View Common Stock to be issued in the Merger will be determined by dividing $210 million by $26.00, i.e., 8,076,923 shares. Assuming the issuance of 8,076,923 shares of Bay View Common Stock in the Merger and based on the $26.9375 per share closing price of the Bay View Common Stock reported on Nasdaq for September 15, 1997, the aggregate market value of such shares would be $217,572,115.

     Immediately after the consummation of the Merger, America First will distribute to the BUC Holders and the General Partner of America First such cash amounts (net of certain amounts to be applied to payments of America First expenses in connection with this transaction and amounts set aside for discharging all Partnership liabilities and obligations) and the shares of Bay View common stock received in the Merger in accordance with the terms of the Partnership Agreement (the "Distribution"). Promptly upon completion of the Distribution, the Partnership will dissolve in accordance with the terms of the Partnership Agreement. A copy of the Merger Agreement is attached as Appendix I to the accompanying Joint Solicitation Statement/Prospectus.

     America First Capital has fixed the close of business on October 9, 1997 as the record date for the determination of the BUC Holders entitled to consent to the Merger Proposal. The Merger Proposal requires the consent of the holders of a majority of the outstanding BUCs entitled to consent. BUC Holders are not entitled to appraisal rights in connection with the transactions contemplated by the Merger Proposal under the Partnership Agreement or Delaware law.

     Information regarding the Merger Proposal, including the Merger Agreement, the Distribution and the Dissolution and related matters is contained in the accompanying Joint Solicitation Statement/Prospectus and the appendices thereto, which are incorporated by reference herein and form a part of this Notice.

     No meeting of BUC Holders will be held to consider the Merger Proposal. Only BUC Holders of record at the close of business on October 9, 1997 will be entitled to receive this notice and to grant or withhold their consent to the Merger Proposal. In order to be valid, consents must be received by MacKenzie Partners by 5:00 p.m., New York City time on November 10, 1997, unless such date is extended by the General Partner in its sole discretion. A BUC Holder may not revoke its consent after the consent card is delivered to MacKenzie Partners.

     Please complete, sign and date the enclosed consent card and return it promptly in the enclosed envelope. It is important that your interests be represented.

     The General Partner believes that the Merger Agreement, including the Merger Consideration, the Distribution and the Dissolution are fair to and in the best interests of the Partnership and the BUC Holders and, therefore, recommends consent to the Merger Proposal.

     If you have any questions or require assistance, please call MacKenzie Partners, which is assisting us in the solicitation of consents, at (800) 322-2885.

                                   By Order of the General Partner
                                   By: AFCA - 5 Management Corporation,
                                   general partner


                                   George H. Krauss
                                   Chairman of the Board
                                   and Secretary
Omaha, Nebraska
October 10, 1997

             PLEASE DO NOT SEND ANY BUC CERTIFICATES AT THIS TIME.

                                PROXY STATEMENT
                                       OF
                          BAY VIEW CAPITAL CORPORATION
                    FOR SPECIAL MEETING OF ITS STOCKHOLDERS
                         TO BE HELD ON OCTOBER 23, 1997
                                      AND
                       CONSENT SOLICITATION STATEMENT OF
            AMERICA FIRST FINANCIAL FUND 1987-A LIMITED PARTNERSHIP

                       ---------------------------------

                                   PROSPECTUS
                                       OF
                          BAY VIEW CAPITAL CORPORATION

    UP TO 11,111,111 SHARES OF COMMON STOCK, PAR VALUE $.01 PER SHARE, TO BE
                ISSUED IN CONNECTION WITH THE PROPOSED MERGER OF
               AMERICA FIRST EUREKA HOLDINGS, INC. WITH AND INTO
                          BAY VIEW CAPITAL CORPORATION

                      -----------------------------------

     This Proxy Statement/Prospectus of Bay View Capital Corporation and Consent Solicitation Statement of America First Financial Fund 1987-A Limited Partnership (together the "Joint Solicitation Statement/Prospectus"), relates to the proposed merger (the "Merger") of America First Eureka Holdings, Inc., a Delaware corporation ("Eureka Holdings") and a wholly owned subsidiary of America First Financial Fund 1987-A Limited Partnership ("America First" or the "Partnership"), with and into Bay View Capital Corporation, a Delaware corporation ("Bay View"), as contemplated by the Agreement and Plan of Merger, dated as of May 8, 1997 (the "Merger Agreement"), by and among Bay View, Eureka Holdings, America First and America First Capital Associates Limited Partnership Five, the general partner of the Partnership ("America First Capital" or the "General Partner"). The Merger Agreement is included as Appendix I and incorporated herein by reference.

     This Joint Solicitation Statement/Prospectus is being furnished to the holders of shares of common stock, par value $.01 per share, of Bay View ("Bay View Common Stock") in connection with the solicitation of proxies by the Board of Directors of Bay View for use at the Special Meeting of Stockholders of Bay View (the "Bay View Special Meeting") to be held at 1:00 p.m., local time, on October 23, 1997 at Bay View's main office located at 1840 Gateway Drive, San Mateo, California, and at any and all adjournments or postponements thereof.

     This Joint Solicitation Statement/Prospectus is also being furnished to the beneficial unit certificate holders (the "BUC Holders") of America First in connection with the solicitation of consents by the General Partner of America First.

     This Joint Solicitation Statement/Prospectus also constitutes a prospectus of Bay View, filed as part of the Registration Statement (defined below) with respect to up to 11,111,111 shares of Bay View Common Stock to be issued upon consummation of the Merger pursuant to the terms of the Merger Agreement.

     Subject to the terms, conditions and procedures set forth in the Merger Agreement, America First, as the sole stockholder of Eureka Holdings, will receive (1) an amount of cash equal to $90 million (the "Total Cash Consideration"), and (2) that number of shares of Bay View Common Stock (and the associated Rights under the Bay View Stockholder Protection Rights Agreement) equal to (i) $210 million, divided by (ii) the Average Bay View Stock Price (the "Total Stock Consideration," together with the Total Cash Consideration, the "Merger Consideration"). The "Average Bay View Stock Price" means the average (rounded to four decimal points) of the average closing sale price of one share of Bay View Common Stock on The Nasdaq Stock Market ("Nasdaq") for the 20 consecutive full trading days ending on the fifth business day immediately prior to the Merger closing date but not in excess of $26.00 or less than $21.00, provided the $21.00 minimum Average Bay View Stock Price will not apply if the Average Bay View Stock price is less than $21.00 and Bay View has made an "Adjustment Election" pursuant to the terms of the Merger Agreement. Bay View may make an Adjustment Election only in the event the Average Bay View Stock Price is less than $21.00 and Eureka Holdings has given notice of its intention to terminate the Merger Agreement. By (Continued on next page)

 The date of this Joint Solicitation Statement/Prospectus is September 17, 1997

(Cover page, continued)

adopting the Merger Agreement and the transactions contemplated thereby, the stockholders of Bay View are authorizing the Board of Directors of Bay View, in the exercise of its discretion, to make an Adjustment Election, provided the Average Bay View Stock Price is at least $18.90. If the Average Bay View Stock Price is less than $18.90, the Board of Directors of Bay View will not make an Adjustment Election without stockholder approval. If the Average Bay View Stock Price is in excess of $26.00, the number of shares of Bay View Common Stock to be issued in the Merger will be determined by dividing $210 million by $26.00, i.e., 8,076,923 shares. Assuming the issuance of 8,076,923 shares of Bay View Common Stock in the Merger and based on the $26.9375 per share closing price of the Bay View Common Stock reported on Nasdaq for September 15, 1997, the aggregate market value of such shares would be $217,572,115.

     Immediately after the Merger, in accordance with the Amended and Restated Limited Partnership Agreement of America First (the "Partnership Agreement"), the General Partner will cause to be distributed the Merger Consideration and any other assets of the Partnership less an amount of cash equal to the liabilities, obligations and expenses of the Partnership ("Partnership Expenses") including, among other items, the payment of approximately $8.5 million to $12.8 million to the Federal Deposit Insurance Corporation ("FDIC") relating to its profit sharing rights and any applicable Reserves (as herein defined). The net amount of the Merger Consideration to be distributed to the General Partner and the BUC Holders is sometimes referred to herein as the "Distribution." The exact amount of the Partnership Expenses cannot be determined at this time, but the Partnership estimates such amount to be at least $9.1 million to $13.4 million, inclusive of the approximately $8.5 million to $12.8 million to be paid to the FDIC. There can be no assurance, however, that the actual amount of such Partnership Expenses will not exceed the foregoing estimate. The Partnership Agreement provides that if the receipt of sale proceeds by America First is in connection with the liquidation of the Partnership, as is the case here, a reserve may be set up in accordance with the provisions of the Partnership Agreement in such amount as the General Partner deems reasonably necessary for any contingent or unforeseen liabilities or obligations of the Partnership (the "Reserves"). The exact amount of the Reserves has not been determined as of the date of this Joint Solicitation Statement/Prospectus, but the Partnership estimates such amount to be approximately $1.5 million. Based on the $26.9375 per share closing price of the Bay View Common Stock reported on Nasdaq for September 15, 1997, and assuming this price represents the Average Bay View Stock Price, and assuming that the Partnership Expenses and Reserves are equal to the maximum of the foregoing estimates, each BUC Holder would receive in the Distribution $10.89 of cash and
1.13 shares of Bay View Common Stock on a per Beneficial Unit Certificate ("BUC") basis.

     The exact number of shares of Bay View Common Stock and the exact amount of cash to be distributed to the BUC Holders on a per BUC basis will be determined by the General Partner in accordance with the Partnership Agreement on the fifth business day immediately prior to the closing date of the Merger (the "Closing Date"). The Partnership will not distribute fractional shares of Bay View Common Stock to BUC Holders, and in lieu of any such fractional shares, cash will be distributed without interest. BUC Holders are encouraged to call MacKenzie Partners at (800) 322-2885 after such date to receive this information. For a detailed description of the distribution to BUC Holders, see "The Distribution."

     Promptly after the Distribution, the Partnership will be dissolved (the "Dissolution") in accordance with the terms of the Partnership Agreement.

     Immediately after the Merger and Distribution, assuming the issuance of 11,111,111 shares of Bay View Common Stock in the Merger (based upon an Average Bay View Stock Price of $18.90), the BUC Holders would own approximately 46.1% of the outstanding shares of Bay View Common Stock.

     The outstanding shares of Bay View Common Stock are, and the shares of Bay View Common Stock offered hereby will be, quoted on Nasdaq under the symbol BVCC. The last reported sale price of the Bay View Common Stock on Nasdaq on September 15, 1997 was $26.9375 per share. The BUCs are quoted on The Nasdaq Stock Market under the symbol AFFFZ. The last reported sale price of the BUCs on Nasdaq on September 15, 1997 was $40.50 per unit.

                       ---------------------------------

     NEITHER THIS TRANSACTION NOR THESE SECURITIES HAVE BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, THE OFFICE OF THRIFT SUPERVISION, ANY STATE SECURITIES COMMISSION, OR ANY OTHER GOVERNMENTAL AGENCY, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION, THE OFFICE OF THRIFT SUPERVISION, ANY STATE SECURITIES COMMISSION, OR ANY OTHER AGENCY PASSED UPON THE ACCURACY OR ADEQUACY OF THIS JOINT SOLICITATION STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


     THE SHARES OF BAY VIEW COMMON STOCK OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OTHER OBLIGATIONS OF ANY BANK OR SAVINGS ASSOCIATION AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE BANK INSURANCE FUND, THE SAVINGS ASSOCIATION INSURANCE FUND OR ANY OTHER GOVERNMENTAL AGENCY.

                       ---------------------------------

     This Joint Solicitation Statement/Prospectus, the accompanying notices and the accompanying forms of Bay View proxies and forms of America First consents are first being mailed to stockholders of Bay View on or about September 22, 1997 and the BUC Holders on or about October 10, 1997.

                              AVAILABLE INFORMATION

         Each of Bay View and America First is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). Such reports, proxy statements and other information filed by Bay View and America First can be obtained, upon payment of prescribed fees, from the Public Reference Section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549. In addition, such information can be inspected and copied at the public reference facilities of the SEC located at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the SEC's Regional Offices located at Citicorp Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661-2511 and 7 World Trade Center, Suite 1300, New York, New York 10048. In addition, the SEC maintains an internet web site that contains reports, proxy and information statements and other information regarding Bay View's and America First's electronic filings with the SEC. The address of the SEC's Web site is "http://www.sec.gov." Bay View Common Stock and the BUCs are quoted on Nasdaq, and such reports, proxy and information statements and other information concerning Bay View and America First are available for inspection and copying at the Public Reference section of Nasdaq at 1735 K Street, N.W., Washington, D.C. 20006.

         Bay View has filed with the SEC a registration statement on Form S-4 (together with all amendments, schedules, and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares of Bay View Common Stock to be issued pursuant to and as contemplated by the Merger Agreement (including the Distribution). This Joint Solicitation Statement/Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the SEC. The Registration Statement is available for inspection and copying as set forth above. Statements contained in this Joint Solicitation Statement/Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.


         All information contained in this Joint Solicitation
Statement/Prospectus with respect to Bay View and its subsidiaries has been supplied by Bay View, and all information with respect to America First Capital and America First and its subsidiaries has been supplied by America First.

                INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

         This Joint Solicitation Statement/Prospectus incorporates documents by reference which are not presented herein or delivered herewith. Copies of these documents (excluding exhibits unless specifically incorporated by reference herein or in such documents) are available, without charge, to any person to whom this Joint Solicitation Statement/Prospectus is delivered upon written or oral request to the following:


Bay View Documents                         America First Documents
------------------                         -----------------------
Robert J. Flax, Esq.                       Maurice Cox
Executive Vice President and Secretary     America First Financial Fund 1987-
Bay View Capital Corporation                 A Limited Partnership
1840 Gateway Drive                         1004 Farnam Street
San Mateo, California 94404                Omaha, Nebraska 68102
(415) 573-7300                             (402) 444-1630

In order to ensure timely delivery of such documents, a request must be received by Bay View no later than October 7, 1997 and by America First no later than October 24, 1997.




         The following documents filed with the SEC by Bay View under the Exchange Act are incorporated herein by reference (Commission File No. 0-17901):

         (i) Bay View's Annual Report on Form 10-K for the year ended December 31, 1996 (the "1996 Bay View Form 10-K"), as amended on Form 10-K/A on June 27, 1997.

         (ii) The information contained in Bay View's Proxy Statement, dated April 18, 1997, for its Annual Meeting of Stockholders held on May 22, 1997 that has been incorporated by reference in the 1996 Bay View Form 10-K.

         (iii) Bay View's Quarterly Report on Form 10-Q for the quarters ended March 31, 1997, as amended on Form 10-Q/A on June 27, 1997, and June 30, 1997 (the "Bay View Second Quarter Form 10-Q").

         (iv) The Current Reports on Form 8-K of Bay View dated February 7, 1997, March 4, 1997, May 8, 1997, June 19, 1997, June 23, 1997
                  and August 11, 1997.

         The following documents relating to America First and Eureka Holdings have been filed under the Exchange Act and are incorporated herein by reference (Commission File No. 0-16918):

         (i) America First's Annual Report on Form 10-K for the year ended December 31, 1996.

         (ii) America First's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997 and June 30, 1997 (the "America First Second Quarter Form 10-Q").

         (iii) The Current Report on Form 8-K of America First dated May 16,
               1997.

         (iv) Eureka Holdings' consolidated balance sheets as of December 31, 1996 and 1995, and related consolidated statements of income, shareholder's equity and cash flows for each of the years in the three-year period ended December 31, 1996 included in Bay View's Report on Form 8-K dated June 23, 1997.

         All documents filed with the SEC by Bay View and/or America First pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Joint Solicitation Statement/Prospectus and prior to the date of the Special Meeting shall be deemed to be incorporated by reference herein and made a part hereof from the date of any such document is filed. The information relating to Bay View and America First contained in this Joint Solicitation Statement/Prospectus does not purport to be complete and should be read together with the information in the documents incorporated by reference herein. Any statement contained herein or in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for all purposes to the extent that a statement contained herein or in any other subsequently filed document incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part hereof.

         NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS JOINT SOLICITATION STATEMENT/PROSPECTUS OR IN THE DOCUMENTS INCORPORATED BY REFERENCE HEREIN AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY BAY VIEW OR AMERICA FIRST. THIS JOINT SOLICITATION STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO EXCHANGE OR SELL, OR A SOLICITATION OF AN OFFER TO EXCHANGE OR BUY, ANY SECURITIES, OR THE SOLICITATION OF A PROXY, IN ANY JURISDICTION IN WHICH, OR FROM ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER, SOLICITATION OF AN OFFER OR PROXY SOLICITATION. THE INFORMATION CONTAINED IN THIS JOINT SOLICITATION STATEMENT/PROSPECTUS SPEAKS AS OF THE DATE HEREOF UNLESS OTHERWISE SPECIFICALLY INDICATED. NEITHER THE DELIVERY OF THIS JOINT SOLICITATION STATEMENT/PROSPECTUS NOR ANY DISTRIBUTION OF THE SECURITIES TO WHICH IT RELATES SHALL IMPLY OR CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF BAY VIEW OR AMERICA FIRST OR ANY OF THEIR RESPECTIVE SUBSIDIARIES OR IN THE INFORMATION SET FORTH OR INCORPORATED BY REFERENCE HEREIN SUBSEQUENT TO THE DATE HEREOF.

         THIS JOINT SOLICITATION STATEMENT/PROSPECTUS CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITH RESPECT TO THE FINANCIAL CONDITION, RESULTS OF OPERATIONS AND BUSINESS OF BAY VIEW FOLLOWING THE CONSUMMATION OF THE MERGER, INCLUDING STATEMENTS RELATING TO THE COST SAVINGS, REVENUE ENHANCEMENTS AND FUNDING ADVANTAGES THAT MAY BE REALIZED FROM THE MERGER AND THE MERGER OF EUREKABANK, A FEDERAL SAVINGS BANK ("EUREKABANK") WITH AND INTO BAY VIEW BANK ("BAY VIEW BANK") AND THE EXPECTED IMPACT OF THE MERGER ON BAY VIEW'S FINANCIAL PERFORMANCE AND EARNINGS ESTIMATES FOR THE COMBINED COMPANY. SEE "THE MERGER - BACKGROUND OF AND REASONS FOR THE MERGER," "- RECOMMENDATION OF THE BOARDS OF DIRECTORS," AND "- OPINION OF BAY VIEW'S FINANCIAL ADVISOR" AND "UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION." THESE FORWARD-LOOKING STATEMENTS INVOLVE CERTAIN RISKS AND UNCERTAINTIES. FACTORS THAT MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTEMPLATED BY SUCH FORWARD-LOOKING STATEMENTS INCLUDE, AMONG OTHERS, THE FOLLOWING POSSIBILITIES:
(1) EXPECTED COST SAVINGS OR REVENUE ENHANCEMENTS FROM THE MERGER CANNOT BE FULLY REALIZED, (2) DEPOSIT ATTRITION, CUSTOMER LOSS OR REVENUE LOSS FOLLOWING THE MERGER IS GREATER THAN EXPECTED, (3) COMPETITIVE PRESSURE IN THE BANKING AND FINANCIAL SERVICES INDUSTRY INCREASES SIGNIFICANTLY, (4) CHANGES IN THE INTEREST RATE ENVIRONMENT REDUCE MARGINS, (5) COSTS OR DIFFICULTIES RELATED TO THE INTEGRATION OF THE BUSINESSES OF BAY VIEW AND EUREKA HOLDINGS AND THEIR SUBSIDIARIES ARE GREATER THAN EXPECTED, (6) THE IMPACT OF REGULATORY CHANGES IS OTHER THAN EXPECTED, (7) CHANGES IN BUSINESS CONDITIONS AND INFLATION, (8) CHANGES IN THE SECURITIES MARKET, AND (9) GENERAL ECONOMIC CONDITIONS, EITHER NATIONALLY OR IN THE STATE OF CALIFORNIA, ARE LESS FAVORABLE THAN EXPECTED. FURTHER INFORMATION ON OTHER FACTORS WHICH COULD AFFECT THE FINANCIAL RESULTS OF BAY VIEW AFTER THE MERGER IS INCLUDED IN THE SEC FILINGS INCORPORATED BY REFERENCE HEREIN.

         AS DESCRIBED ABOVE, CERTAIN OF THE INFORMATION INCLUDED IN OR INCORPORATED BY REFERENCE INTO THIS JOINT SOLICITATION STATEMENT/PROSPECTUS CONTAINS PROJECTIONS OF BAY VIEW'S FUTURE RESULTS OF OPERATIONS, FINANCIAL CONDITION AND FINANCIAL PERFORMANCE. ALL SUCH PROJECTIONS WERE NOT PREPARED IN COMPLIANCE WITH THE PUBLISHED GUIDELINES OF THE SEC OR THE GUIDELINES OF THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS REGARDING PROJECTIONS. NEITHER BAY VIEW NOR THE FINANCIAL ADVISORS NOR ANY OF THEIR RESPECTIVE DIRECTORS, PARTNERS, OFFICERS, EMPLOYEES, AFFILIATES, CONTROLLING PERSONS, AGENTS OF REPRESENTATIVES ASSUMES ANY RESPONSIBILITY FOR THE ACCURACY OF SUCH PROJECTIONS. BAY VIEW'S INDEPENDENT AUDITORS HAVE NOT EXAMINED OR COMPILED SUCH PROJECTIONS AND, ACCORDINGLY, ASSUME NO RESPONSIBILITY FOR THEM. IN ADDITION, BECAUSE THE PROJECTIONS ARE BASED UPON NUMEROUS ASSUMPTIONS AND ARE SUBJECT TO SIGNIFICANT ECONOMIC AND OTHER UNCERTAINTIES AND CONTINGENCIES WHICH ARE BEYOND BAY VIEW'S CONTROL AND DIFFICULT OR IMPOSSIBLE TO PREDICT, THERE CAN BE NO ASSURANCE THAT SUCH PROJECTIONS WILL BE REALIZED. IT IS EXPECTED THAT THERE WILL BE DIFFERENCES, WHICH COULD BE MATERIAL, BETWEEN ACTUAL AND PROJECTED RESULTS, AND ACTUAL RESULTS MAY BE MATERIALLY LESS FAVORABLE THAN THOSE REFLECTED IN SUCH PROJECTIONS. AS A RESULT, NO ASSURANCE CAN BE GIVEN AS TO PROJECTED OR FUTURE RESULTS OF OPERATIONS, FINANCIAL CONDITION OR AS TO ANY OTHER MATTERS COVERED BY ANY SUCH PROJECTIONS AND BAY VIEW WISHES TO CAUTION PROSPECTIVE INVESTORS NOT TO RELY ON ANY SUCH PROJECTIONS.

                               TABLE OF CONTENTS

                                                                            Page
AVAILABLE INFORMATION..........................................................i
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE..............................i
TABLE OF CONTENTS..............................................................v
SUMMARY........................................................................1
     The Parties to the Merger.................................................1
         Bay View Capital Corporation..........................................1
              Bay View Capital Corporation.....................................1
              Bay View Bank....................................................1
              California Thrift & Loan.........................................1
              Concord Growth Corporation.......................................2
              Recent Stock Split...............................................2
              Recent Offering of Subordinated Notes............................2
         America First Financial Fund 1987-A Limited Partnership...............2
              America First Financial Fund 1987-A Limited Partnership..........2
              America First Eureka Holdings, Inc...............................2
              EurekaBank.......................................................2
     Bay View Meeting and America First
         Consent Solicitation..................................................3
         Bay View Special Meeting..............................................3
              Meeting Date.....................................................3
              Record Date......................................................3
              Matters to be Considered.........................................3
              Vote Required         ...........................................3
              Common Stock Ownership...........................................3
         America First Consent Solicitation....................................4
              Proposal.........................................................4
              Record Date......................................................4
              Consents Required................................................4
              Security Ownership...............................................4
     The Merger................................................................4
         General...............................................................4
         Reasons for the Merger; Recommendations of the Boards of Directors....5
              Bay View.........................................................5
              America First....................................................5
         Merger Consideration..................................................5
         Opinions of Financial Advisors........................................6
              Bay View.........................................................6
              America First....................................................6
         Effective Time and Closing Date.......................................6
         No Appraisal Rights...................................................6
         Interests of Certain Persons in the Merger............................7
              The General Partner..............................................7
              Indemnification; Insurance.......................................7
              Directors........................................................7
              Certain Payments.................................................7
              LTIP and EAP.....................................................7
         Conditions to the Merger..............................................7
         Regulatory Approvals .................................................8
         Waiver and Amendment; Termination.....................................8
         Conduct of Business Pending the Merger................................9
         Expenses..............................................................9
         Accounting Treatment..................................................9
         Certain Federal Income Tax Consequences of the Merger.................9
         Effects of the Merger on Rights of Securityholders....................9
         Nasdaq Listing.......................................................10
     The Distribution.........................................................10


         Certain Federal Income Tax Consequences of the Distribution..........10
     Certain Related Matters..................................................11
         Option Agreements....................................................11
         Support Agreements...................................................11
         The Subsidiary Merger Agreement......................................12
COMPARATIVE STOCK PRICES AND DIVIDEND INFORMATION.............................12
SELECTED FINANCIAL DATA FOR BAY VIEW..........................................14
SELECTED FINANCIAL DATA FOR EUREKA HOLDINGS...................................16
COMPARATIVE UNAUDITED PER SHARE AND UNIT DATA.................................17
BAY VIEW MEETING AND AMERICA FIRST CONSENT SOLICITATION.......................18
         Bay View Special Meeting.............................................18
              Place, Time and Date............................................18
              Matters to Be Considered........................................18
              Bay View Record Date and Outstanding Shares.....................18
              Voting of Proxies...............................................18
              Vote Required...................................................18
              Quorum; Broker Non-Votes........................................18
              Solicitation of Proxies and Expenses............................19
         America First Solicitation of Consents...............................19
              Matters to be Considered........................................19
              America First Record Date and Outstanding BUCs..................19
              Voting of Consent Card..........................................19
              Vote Required...................................................19
              Broker Non-Votes................................................20
              Solicitation of Consents and Expenses...........................20
THE MERGER....................................................................21
         General..............................................................21
         Background of and Reasons for the Merger.............................21
              Background of the Merger........................................21
              America First's Reasons for the Merger..........................23
              Bay View's Reasons for the Merger...............................24
         Recommendations of the Boards of Directors...........................25
              Bay View........................................................25
              Eureka Holdings and America First...............................25
         Merger Consideration.................................................25
         Opinion of Bay View's Financial Advisor..............................26
              Purchase Price Analysis.........................................27
              Comparable Company Analysis.....................................27
              Comparable Transaction Analysis.................................28
              Discounted Terminal Value Analysis..............................28
              Pro Forma Merger Analysis.......................................29
              Contribution Analysis...........................................29
         Opinion of America First's Financial Advisor.........................29
              Summary of Proposal.............................................31
              Discounted Dividend Stream Analysis - America First.............32
              Analysis of Selected Thrift Merger Transactions - America First.32
              Comparison of Selected Comparable Companies - America First.....33
              Discounted Dividend Stream Analysis - Bay View..................33
              Comparison of Selected Comparable Companies - Bay View..........34
              Pro Forma Merger Analysis.......................................34
         Effective Time and Closing Date......................................35
         No Appraisal Rights..................................................35
         Fractional Shares....................................................35
         Interests of Certain Persons in the Merger...........................35
              The General Partner.............................................35
              Indemnification; Insurance......................................35
              Directors.......................................................36
              Certain Payments................................................36
              LTIP and EAP....................................................36

         Employee Benefit Plans...............................................37
         Representations and Warranties.......................................37
         Conditions to the Merger.............................................37
         Regulatory Approvals.................................................38
         Waiver and Amendment.................................................39
         Termination..........................................................39
         Conduct of Business Pending the Merger...............................39
         Expenses.............................................................41
         Accounting Treatment.................................................41
         Federal Income Tax Consequences of the Merger........................42
         Nasdaq Listing.......................................................42
THE DISTRIBUTION..............................................................43
         Certain Federal Income Tax Consequences of the Distribution..........44
CERTAIN RELATED MATTERS.......................................................45
         Option Agreements....................................................45
              Effect of Option Agreements.....................................45
              Terms of Option Agreements......................................45
         Support Agreements...................................................47
         The Subsidiary Merger Agreement......................................47
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION..................48
         Notes to Unaudited Pro Forma Condensed Combined Financial
         Information..........................................................52
DESCRIPTION OF AMERICA FIRST AND EUREKA HOLDINGS..............................54
DESCRIPTION OF BAY VIEW CAPITAL STOCK.........................................55
              Common Stock....................................................55
              No Preemptive Rights............................................55
              Preferred Stock.................................................55
              Authorized Shares...............................................55
              Anti-Takeover Provisions........................................55
              Rights Agreement................................................55
CERTAIN ANTI-TAKEOVER PROVISIONS..............................................58
         Certificate of Incorporation and Bylaws..............................58
              General.........................................................58
              Authorized Shares of Capital Stock..............................58
              Classified Board of Directors and Removal of Directors..........59
              Provisions Relating to Meetings of Stockholders.................59
              Restriction of Maximum Number of Directors and Filling
              Vacancies on Bay View's Board of Directors......................60
              Advance Notice Requirements for Presentation of New Business and
              Nominations of Directors at Meetings............................60
         Federal Law..........................................................60
COMPARISON OF GOVERNING INSTRUMENTS AND GOVERNING LAW.........................61
         General..............................................................61
         Capital Stock; BUCs..................................................61
         Security Holder Meetings.............................................61
         Advance Notice Requirements at Meetings of Security Holders..........62
         Security Holder Action by Written Consent............................62
         Cumulative Voting for Election of Directors, General Partner.........62
         Board of Directors; General Partner..................................62
         Business Combinations with Certain Persons...........................63
         Indemnification......................................................63
         Amendment of Certificate and Bylaws, Partnership Agreement...........63
LEGAL MATTERS.................................................................64

EXPERTS.......................................................................64
STOCKHOLDER PROPOSALS.........................................................65
APPENDIX I - MERGER AGREEMENT (omitting exhibits)
APPENDIX II - OPINION OF HOVDE FINANCIAL, INC.
APPENDIX III - OPINION OF MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
APPENDIX IV - BAY VIEW OPTION AGREEMENT
APPENDIX V - AMERICA FIRST OPTION AGREEMENT

                                    SUMMARY

  The following is a brief summary of certain information contained elsewhere in this Joint Solicitation Statement/Prospectus. Certain capitalized terms used in this summary are defined elsewhere in this Joint Solicitation Statement/Prospectus. This summary is not intended to be a complete description of all material facts regarding Bay View, America First, Eureka Holdings and the Merger and is qualified in its entirety by, and reference is made to, the more detailed information contained elsewhere in this Joint Solicitation Statement/Prospectus, the accompanying Appendices and the documents referred to and incorporated herein by reference.

                           The Parties to the Merger

Bay View Capital Corporation

   Bay View Capital Corporation. Bay View is the holding company for (i) Bay View Bank, a federal savings bank (ii) California Thrift & Loan ("CTL"), a consumer finance company and (iii) Concord Growth Corporation ("CGC"), a commercial finance company. Bay View is also the holding company for Bay View Securitization Corporation ("BVSC"), a Delaware corporation formed for the purpose of issuing asset-backed securities through a trust. On a consolidated basis, at June 30, 1997, Bay View reported total assets of $3.1 billion, deposits of $1.6 billion and stockholders' equity of $196 million. Bay View's executive offices are located at 1840 Gateway Drive, San Mateo, California 94404, and its telephone number is (415) 573-7000.

  See also "--Selected Financial Data for Bay View," "The Merger--Merger Consideration," "Unaudited Pro Forma Condensed Combined Financial Information," and "Description of Bay View Capital Stock," "Certain Anti-Takeover Provisions" and "Comparison of Governing Instruments and Governing Law." Additional information concerning Bay View is included in the Bay View documents incorporated herein by reference. See "Incorporation of Certain Information by Reference."

   Bay View Bank. Bay View Bank is a federally chartered capital stock savings bank incorporated in 1911. In 1986, Bay View Bank converted from a mutual to a stock association, and in 1989, became a wholly owned subsidiary of Bay View. Bay View Bank is a member of the Federal Home Loan Bank of San Francisco.

  Bay View Bank operates 27 full-service community banking centers serving primarily the San Francisco Bay Area. Its principal business consists of attracting deposits from the general public and using those deposits, together with borrowings and other funds, to originate loans secured by real estate. All of the mortgage loans originated by Bay View Bank are secured by properties located in California, primarily Northern California. Bay View Bank originates both fixed rate and adjustable rate mortgages ("ARMs"). Since 1983, Bay View Bank has shifted the concentration of its real estate loan portfolio to ARMs, which are sensitive to fluctuations in market interest rates. The majority of these loans are secured by multi-family residential properties. Bay View Bank also originates real estate loans secured by commercial and industrial properties. During 1996, Bay View Bank discontinued its single-family mortgage lending activity. As of June 30, 1997, Bay View Bank had total assets of $3.0 billion and deposits of $1.6 billion. Bay View Bank's executive offices are located at 1840 Gateway Drive, San Mateo, California 94404, and its telephone number is (415) 573-7000.

   California Thrift & Loan. CTL was acquired by Bay View effective June 14, 1996 in a business purchase combination and is an FDIC-insured industrial loan company incorporated under the laws of the State of California. CTL operates 19 offices throughout California and the western United States, and offers automobile and other consumer financing. Its business strategy is to originate consumer loans at yields which are generally above those offered by conventional financing sources (such as commercial banks) while applying its traditional underwriting criteria on a case-by-case basis to mitigate any potential loan losses. CTL underwrites and purchases both new and used fixed-rate motor vehicle loans and consumer installment contracts. Bay View began implementing a planned restructuring of CTL in late 1996. As of June 30, 1997, CTL had total assets of $250.0 million. CTL's executive offices are located at 818 Oak Park Road, Covina, California 91723, and its telephone number is (818) 974-0850.

   Concord Growth Corporation. CGC, a California corporation, was acquired by Bay View effective March 17, 1997 in a business purchase combination. CGC is a nationwide commercial finance company operating 13 loan production/sales offices, ten of which are located outside California. CGC provides financing to small businesses, typically in amounts between $50,000 and $2,000,000, through two primary product lines: (i) transactional lending, including accounts receivable factoring and interactive accounts receivable financing, and (ii) asset based lending. As of June 30, 1997, CGC had total assets of $20.0 million. CGC's executive offices are located at 3590 North First Street, San Jose, California 95134, and its telephone number is (408) 570-2100.

   Recent Stock Split. Bay View declared a two-for-one stock split in the form of a 100% stock dividend on April 14, 1997 to Bay View stockholders of record on May 9, 1997, payable on June 2, 1997 (the "June 2 Stock Split"). Information contained herein relating to the price of Bay View Common Stock has been restated to give effect to the June 2 Stock Split.

   Recent Offering of Subordinated Notes. On August 28, 1997, Bay View completed an offering of $100 million of 9.125% subordinated notes due 2007 (the "Notes"). Bay View intends to use the net proceeds from the sale of the Notes for general corporate purposes, which may include, among other things, the repayment of outstanding indebtedness, investments in or extensions of credit to its subsidiaries, the financing of acquisitions (including the use of up to $10 million to fund a portion of the Total Cash Consideration to be paid in the Merger) and the repurchases from time to time of Bay View Common Stock. See also "Unaudited Pro Forma Condensed Combined Financial Information."

America First Financial Fund 1987-A Limited Partnership

   America First Financial Fund 1987-A Limited Partnership. America First was formed on April 14, 1987, under the Delaware Revised Uniform Limited Partnership Act (the "Delaware RULPA"), for the purpose of acquiring one or more federally-insured financial institutions through supervisory-assisted acquisitions. The general partner of the Partnership is America First Capital. The Partnership's executive offices are located at 1004 Farnam Street, Omaha, Nebraska 68102, and its telephone number is (402) 444-1630. Additional information concerning America First is included in the America First documents incorporated herein by reference. See "Incorporation of Certain Information by Reference."

   America First Eureka Holdings, Inc. Eureka Holdings, formerly America First Holdings, was formed by America First Capital for purposes of acquiring, owning and managing one or more financial institutions. On May 27, 1988, Eureka Holdings acquired EurekaBank under an Assistance Agreement with the Federal Savings and Loan Insurance Corporation ("FSLIC"), whose obligations were assumed by the FSLIC Resolution Fund pursuant to the Financial Institutions Reform Recovery and Enforcement Act of 1989 ("FIRREA") and subsequently passed to the Federal Deposit Insurance Corporation ("FDIC"). Eureka Holdings' executive offices are located at 555 California Street, San Francisco, California 94104, and its telephone number is (415) 982-3800. See also "--Selected Financial Data for Eureka Holdings."

   EurekaBank. EurekaBank has 36 branch offices located in the greater San Francisco Bay Area. At June 30, 1997, EurekaBank had total assets of approximately $2.2 billion and customer deposits of approximately $1.9 billion. Its principal business consists of attracting deposits from the general public and using those deposits, together with borrowings and other funds, to originate loans secured by real estate. These loans are predominately secured by mortgages on residential properties located in Northern California.
EurekaBank's executive offices are located at 950 Tower Lane, Foster City, California 94404, and its telephone number is (415) 358-6100.

                      Bay View Meeting and America First
                             Consent Solicitation

Bay View Special Meeting

   Meeting Date. The Bay View Special Meeting will be held on October 23, 1997 at Bay View's main located at 1840 Gateway Drive, San Mateo, California, at 1:00 p.m., local time, and any and all adjournments or postponements thereof. See "Bay View Meeting and America First Consent Solicitation--Bay View Special Meeting."

   Record Date. Only holders of record of shares of Bay View Common Stock at the close of business on August 29, 1997 (the "Bay View Record Date") are entitled to notice of and to vote at the Bay View Special Meeting. See "Bay View Meeting and America First Consent Solicitation."

   Matters to be Considered. At the Bay View Special Meeting, holders of shares of Bay View Common Stock will vote on a proposal (the "Bay View Merger Proposal") to adopt the Merger Agreement and the transactions contemplated thereby, including the Merger and the issuance by Bay View of up to 11,111,111 shares of Bay View Common Stock (subject to equitable adjustment for any stock splits or distributions pending completion of the Merger) and cash in exchange for the outstanding common stock, par value $1.00 per share, of Eureka Holdings ("Eureka Holdings Common Stock"). Bay View stockholders will also consider and vote upon such other matters as may properly be brought before the Bay View Special Meeting. See "Bay View Meeting and America First Consent Solicitation-- Bay View Special Meeting."

   Vote Required. The affirmative vote of the holders of a majority of the outstanding shares of Bay View Common Stock is required for approval of the Merger Agreement. A Bay View stockholder who has given a proxy may revoke it at any time before it is exercised at the Bay View Special Meeting by (i) delivering to the Secretary of Bay View prior to the vote at the Special Meeting (by any means, including facsimile) a written notice, bearing a date later than the proxy, stating that the proxy is revoked, (ii) duly executing and delivering to the Secretary of Bay View a proxy relating to the same shares of Bay View Common Stock and bearing a later date prior to the vote at the Bay View Special Meeting, or (iii) attending the Bay View Special Meeting and voting in person (although attendance will not, by itself, revoke a proxy). Any written notice revoking a proxy should be delivered to Robert J. Flax, Esq., Executive Vice President, General Counsel and Secretary, 1840 Gateway Drive, San Mateo, California 94404. As of the Bay View Record Date, there were 12,979,817 shares of Bay View Common Stock entitled to be voted at the Bay View Special Meeting. See "Bay View Meeting and America First Consent Solicitation-Bay View Special Meeting."

  With a quorum, or in the absence of such, the affirmative vote of a majority of the shares represented at the Bay View Special Meeting may authorize the adjournment of the Bay View Special Meeting.

  Approval of the Bay View Merger Proposal by the stockholders of Bay View is a condition to, and required for, consummation of the Merger. See "The Merger-- Conditions to the Merger."

   Common Stock Ownership. As of August 29, 1997, directors and executive officers of Bay View and its subsidiaries and their affiliates were beneficial owners of 110,936 shares, or .8% of the then outstanding shares (excluding shares subject to options), of Bay View Common Stock. The directors and executive officers of Bay View have indicated that they intend to vote such shares of Bay View Common Stock for approval of the Bay View Merger Proposal at the Bay View Special Meeting. All of the directors of Bay View, who as of the Bay View Record Date beneficially owned in the aggregate approximately .6% of the outstanding shares of Bay View Common Stock, have each agreed pursuant to a Support Agreement, dated May 8, 1997, to vote all shares of Bay View Common Stock beneficially owned by such person, or over which such person has voting power or control, to approve the Bay View Merger Proposal. See "Certain Related Matters--Support Agreements." As of the Bay View Record Date, directors and executive officers of Eureka Holdings and America First and their affiliates were not beneficial owners of any shares of Bay View Common Stock.

America First Consent Solicitation

  Proposal. The General Partner is seeking the consent of BUC Holders to the proposal to adopt the Merger Agreement, including the Distribution and the Dissolution (the "America First Merger Proposal," together with the Bay View Merger Proposal the "Merger Proposal"). See "Bay View Meeting and America First Consent Solicitation--America First Consent Solicitation."

  Record Date. Only holders of record of BUCs at the close of business on October 9, 1997 (the "America First Record Date") are entitled to notice of and to grant or withhold consent to approve the America First Merger Proposal. See "Bay View Meeting and America First Consent Solicitation--America First Consent Solicitation."

  Consents Required. The consent of the holders of a majority of the outstanding BUCs is required for approval of the America First Merger Proposal. There are 6,010,589 BUCs outstanding that are entitled to grant such consent. Each BUC outstanding on the America First Record Date is entitled to one vote on each matter properly submitted to BUC Holders.

  Approval of the America First Merger Proposal by the BUCs is a condition to, and required for, consummation of the Merger. See "The Merger--Conditions to the Merger."

  No meeting of BUC Holders will be held to consider the Merger Proposal. Only BUC Holders of record at the close of business on October 9, 1997 will be entitled to receive this notice and to grant or withhold their consent to the Merger Proposal. In order to be valid, consents must be received by MacKenzie Partners by 5:00 p.m. New York City time on November 10, 1997, unless such date is extended by the General Partner in its sole discretion. A BUC Holder may not revoke its consent after the consent card has been delivered to MacKenzie Partners.

  Security Ownership. As of February 28, 1997, directors, executive officers and partners of America First and its subsidiaries and their affiliates were beneficial owners of 78,619.9 BUCs, or 1.31% of the then outstanding BUCs. The directors and executive officers of Eureka Holdings have indicated that they intend to consent with respect to all BUCs held or controlled by them to the America First Merger Proposal. All of the directors of Eureka Holdings, who as of the America First Record Date beneficially owned in the aggregate approximately 1.3% of the outstanding BUCs, have each agreed pursuant to a Support Agreement dated May 8, 1997, to consent with respect to all BUCs beneficially owned by such person, or over which such person has voting power or control, to the America First Merger Proposal. See "Certain Related Matters-- Support Agreements." As of the America First Record Date, directors and executive officers of Bay View and their affiliates did not own any of the then outstanding BUCs entitled to consent to the America First Merger Proposal.

                                  The Merger

  The following summary is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached hereto as Appendix I and incorporated by reference herein.

General

  The holders of voting securities of Bay View and America First, respectively, are each being asked to consider and vote upon or consent to the Merger
Proposal.   Pursuant to the Merger Agreement, Eureka Holdings will be merged with and into Bay View, with Bay View being the surviving corporation. The name of the surviving corporation following consummation of the Merger will be "Bay View Capital Corporation." See "The Merger--General" and "The Distribution."

Reasons for the Merger; Recommendations of the Boards of Directors

  Bay View. The Bay View Board of Directors (the "Bay View Board") has unanimously adopted the Merger Agreement and the transactions contemplated thereby and believes that the Bay View Merger Proposal and the payment of the Merger Consideration pursuant to the Merger Agreement are fair to, and in the best interests of, Bay View and its stockholders. The Bay View Board therefore unanimously recommends a vote FOR approval of the Bay View Merger Proposal.

  Among the factors considered by the Bay View Board in making its recommendation to Bay View stockholders were: (i) the Merger Consideration to be paid to America First; (ii) the opportunity for expansion of Bay View Bank's banking services into a number of new communities; (iii) the Bay View Board's review of the business, operations and financial condition of Eureka Holdings and its subsidiaries; and (iv) the short-term and long-term impact the Merger is anticipated to have on Bay View's consolidated results of operations.

  For a more detailed discussion of the factors considered by the Bay View Board in reaching its decision to approve the Merger Agreement and the transactions contemplated thereby, see "The Merger--Background of and Reasons for the Merger- -Bay View's Reasons for the Merger."

  America First. The General Partner and the Board of Directors of Eureka Holdings have unanimously adopted the Merger Agreement and the transactions contemplated thereby. The General Partner and the Board of Directors of Eureka Holdings believe that the Merger Agreement is fair to and in the best interests of the Partnership and the BUC Holders. The General Partner and the Board of Directors of Eureka Holdings unanimously recommend a CONSENT to approval of the America First Merger Proposal.

  For a more detailed discussion of the factors considered by the General Partner and the Board of Directors of Eureka Holdings in reaching its decision to approve and recommend to the BUC Holders the Merger Agreement and the transactions contemplated thereby, see "The Merger--Background of and Reasons for the Merger--America First's Reasons for the Merger."

Merger Consideration

  Subject to the terms, conditions and procedures set forth in the Merger Agreement, upon consummation of the Merger, America First, as the sole stockholder of Eureka Holdings, will be entitled to receive in exchange for all of the outstanding Eureka Holdings Common Stock (i) $90 million in cash and (ii) a number of shares of Bay View Common Stock (and the associated Rights under the Bay View Stockholder Protection Rights Agreement) equal to $210 million divided by the Average Bay View Stock Price. The "Average Bay View Stock Price" is the average (rounded to four decimal points) of the average closing sale price of one share of Bay View Common Stock on the Nasdaq for the 20 consecutive full trading days ending on the fifth business day immediately prior to the Closing Date, but not in excess of $26.00 or less than $21.00 unless the Average Bay View Stock Price is less than $21.00, Eureka Holdings has given notice of its intention to terminate the Merger Agreement and Bay View has made an Adjustment Election, as described in the next paragraph.

  If the Average Bay View Stock Price is less than $21.00, Eureka Holdings shall have the right to terminate the Merger Agreement unless Bay View shall make an Adjustment Election. Pursuant to an "Adjustment Election," Bay View shall agree that the Average Bay View Stock Price shall be calculated without regard to the $21.00 minimum Average Bay View Stock Price. For example, if an Adjustment Election is made and the Average Bay View Stock Price is $20.00, the number of shares of Bay View Common Stock to be issued in the Merger will be determined by dividing $210 million by $20.00, i.e., 10,500,000 shares. In determining whether to make an Adjustment Election, the Bay View Board will take into consideration certain factors including, among others (i) the projected effect of the Merger on Bay View's pro forma earnings per share, and (ii) whether the assessment of the prospects of the combined entities by the Bay View Board justifies the issuance of more than 10,000,000 shares of Bay View Common Stock. The Bay View Board will also take into account the opinion of Hovde, which provides that the consideration to be paid to Eureka Holdings is fair from a financial point of view to the Bay View stockholders even if Bay View agrees to issue as many as 11,111,111 shares of Bay View Common Stock pursuant to an Adjustment Election based on an Average Bay View Stock Price of $18.90. By adopting the Merger Agreement, the stockholders of Bay View are authorizing the Bay View Board, in the exercise of its discretion, to make an Adjustment Election provided the Average Bay View Stock Price is at least $18.90. If the Average Bay View Stock Price is less than $18.90, the Bay View Board will not make an Adjustment Election without stockholder approval. If the Average Bay View Stock Price is in excess of $26.00, the number of shares of Bay View Common Stock to be issued in the Merger will be determined by dividing $210 million by $26.00, i.e., 8,076,923 shares. Assuming the issuance of 8,076,923 shares of Bay View Common Stock in the Merger and based on the $26.9375 per share closing price of the Bay View Common Stock reported on Nasdaq for September 15, 1997, the aggregate market value of such shares would be $217,572,115.

  Due to the potential for volatility in the price per share of Bay View Common Stock, there can be no guarantee that the market price per share of Bay View Common Stock at and subsequent to the Effective Time will be equal to or greater than the Average Bay View Stock Price. Accordingly, the market value of the Total Stock Consideration to be paid to the Partnership may be greater or less than $210 million.

Opinions of Financial Advisors

  Bay View. Bay View has retained Hovde as its financial advisor in connection with the transactions contemplated by the Merger Agreement and to evaluate the financial terms of the proposed Merger. See "The Merger--Background of and Reasons for the Merger--Bay View's Reasons for the Merger."

  Hovde has delivered an opinion to the Bay View Board that, as of May 8, 1997, the Merger Consideration to be paid by Bay View pursuant to the Merger Agreement was fair, from a financial point of view, to the holders of Bay View Common Stock. A copy of the opinion of Hovde is attached to this Joint Solicitation Statement/Prospectus as Appendix II and is incorporated by reference herein.
See "The Merger--Opinion of Bay View's Financial Advisor."

  America First. America First has retained Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") as its financial advisor in connection with the transactions contemplated by the Merger Agreement and to evaluate the financial terms of the proposed Merger. See "The Merger--Background of and Reasons for the Merger--America First's Reasons for the Merger."

  Merrill Lynch has delivered an opinion to America First that the Merger Consideration is fair, from a financial point of view, to the Partnership. Merrill Lynch was not requested to opine with regard to the Distribution and has not delivered any opinion relating to the Distribution. A copy of the opinion of Merrill Lynch is attached to this Joint Solicitation Statement/Prospectus as Appendix III and is incorporated by reference herein. See "The Merger--Opinion of America First's Financial Advisor."

Effective Time and Closing Date

  The Merger shall become effective at the time and on the date specified in the certificate of merger to be filed with the Secretary of State of Delaware in the form required by the Delaware General Corporation Law ("DGCL") (the "Effective Time"). Such filing will occur only after the receipt of all requisite regulatory approvals, approval of the Merger Proposal by the requisite vote of Bay View's stockholders and the consent of the BUC Holders and the satisfaction or waiver of all other conditions to the Merger. The Effective Time shall occur on any such date as Bay View shall notify America First in writing (such notice to be at least five business days in advance of the Effective Time) but not earlier than the satisfaction of all conditions set forth in Sections 6.01(a) and 6.01(b) of the Merger Agreement. The closing of the Merger shall occur on the date that the Effective Time occurs, or at such other time as Bay View and America First shall agree. The Closing Date is anticipated to occur on December 31, 1997 or January 2, 1998, but in no event will it occur until after the record date for the quarterly dividend of Eureka Holdings with respect to the fourth calendar quarter of 1997.

No Appraisal Rights

  Neither the Partnership Agreement nor Delaware law, under which the Partnership is governed, gives rights of appraisal or similar rights to BUC Holders who dissent from the approval or disapproval of the America First Merger Proposal. See "The Merger -- No Appraisal Rights."

Interests of Certain Persons in the Merger

  The General Partner. Under the Partnership Agreement, the General Partner will be entitled in the Distribution to a portion of the Merger Consideration by virtue of the amount of the Merger Consideration available for distribution constituting net sale proceeds under the Partnership Agreement. The allocation of the Distribution among the General Partner and the BUC Holders is described in more detail under "The Distribution."

  Indemnification; Insurance. Pursuant to the Merger Agreement, Bay View has agreed that from and after the Effective Time, it will indemnify and hold harmless the past and present employees, agents, directors or officers of Eureka Holdings or its subsidiaries for all acts or omissions occurring at or prior to the Effective Time to the same extent such persons are indemnified and held harmless (i) under their respective Certificate of Incorporation, Charter or bylaws in the form in effect on May 8, 1997, (ii) by operation of law or (iii) by virtue of any contract, resolution or other agreement or document existing on May 8, 1997. Such duties and obligations will continue in full force and effect for so long as they would (but for the Merger) otherwise survive and continue in full force and effect.

  Bay View will provide for a period of not less than six years from the Effective Time to the extent available at a cost not in excess of 200% of the current annual premium cost, single premium tail coverage, on behalf of the officers and directors of Eureka Holdings and its subsidiaries immediately prior to the Effective Time, with policy limits equal to Eureka Holdings' existing annual coverage limits.

  Directors. The Merger Agreement provides that, as of the Effective Time, the directors of Bay View and Stephen T. McLin and another person selected by Eureka Holdings acceptable to Bay View shall be the directors of the surviving corporation in the Merger, each to hold office in accordance with the Certificate of Incorporation and Bylaws of the surviving corporation.

  Certain Payments. Pursuant to certain agreements and bonus plans (other than the Long Term Incentive Plan (the "LTIP") and the Equity Appreciation Plan (the "EAP") of EurekaBank), certain officers of Eureka Holdings and EurekaBank will receive in connection with the Merger cash payments in an aggregate amount not to exceed $5.5 million.

  LTIP and EAP. Pursuant to the LTIP and the EAP, certain key employees of Eureka Holdings and EurekaBank are entitled to receive cash payments from Eureka Holdings or EurekaBank based upon the value of the Merger Consideration to be received by the Partnership. As disclosed in America First's Annual Report on Form 10-K for the year ended December 31, 1996, Mr. McLin, Mr. Scordelis, Mr. Terry, Ms. Hiraoka and Mr. Holmes each participate in the LTIP. Assuming that the Average Bay View Stock Price is between $21.00 and $26.00, these participants will receive pursuant to the LTIP approximately $2.4 million, $3.1 million, $1.1 million, $600,000 and $400,000, respectively. The remaining nine other participants in the LTIP will share approximately $5.0 million payable pursuant to the LTIP. As disclosed in America First's Annual Report on Form 10-K for the year ended December 31, 1996, Mr. McLin, Mr. Scordelis, Mr. Terry and Ms. Hiraoka each participate in the EAP. Assuming that the Average Bay View Stock Price is between $21.00 and $26.00, these participants will receive pursuant to the EAP approximately $2.7 million, $1.5 million, $800,000 and $800,000, respectively. Mr. Holmes, who resigned from EurekaBank and Eureka Holdings in early 1997, forfeited his rights pursuant to the EAP because by its terms the EAP is payable only to current participants. The remaining 30 other participants in the EAP will share approximately $5.6 million payable pursuant to the EAP. See "The Merger-Interests of Certain Persons in the Merger."

Conditions to the Merger

  The respective obligations of the parties to consummate the Merger are subject to the fulfillment or waiver of certain conditions specified in the Merger Agreement, including, among other things, the receipt of the requisite regulatory and securityholder approvals, the accuracy of the representations and warranties contained therein, the performance of all obligations imposed thereby, the receipt by Bay View and America First of certain tax opinions and certain other conditions customary in transactions of this nature. See "The Merger--Conditions to the Merger."

Regulatory Approvals

  The transactions contemplated by the Merger Agreement are subject to the approval of the Office of Thrift Supervision (the "OTS"). Bay View filed an application for approval of the transactions contemplated by the Merger Agreement with the OTS on June 30, 1997, and received approval from the OTS on September 12, 1997.

  It is a condition to the consummation of the Merger that Eureka Holdings and Bay View shall have received all applicable regulatory approvals to consummate the transactions contemplated by the Merger Agreement, without the imposition of any condition which differs from conditions customarily imposed by regulatory authorities in orders approving acquisitions of the type contemplated by the Merger Agreement and in the good faith opinion of Bay View, compliance with which would materially adversely affect the reasonably anticipated benefits to Bay View. The OTS approval did not contain any such condition.

  In addition, under federal law, a period of 30 days (subject to reduction to 15 days) must expire following approval by the OTS within which period the United States Department of Justice (the "Department of Justice") may file objections to the transactions contemplated by the Merger Agreement under the federal antitrust laws. The Department of Justice could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the Merger unless divestiture of an acceptable number of branches to a competitively suitable purchaser could be made. While Bay View and America First believe that the likelihood of such action by the Department of Justice is remote in this case, there can be no assurance that the Department of Justice will not initiate such a proceeding. See "The Merger-- Conditions to the Merger" and "--Regulatory Approvals."

Waiver and Amendment; Termination

  Prior to the Effective Time, the Bay View and Eureka Holdings' Boards of Directors may waive compliance with any terms, conditions or provisions of the Merger Agreement.

  Subject to applicable law, the Merger Agreement may be amended by action of the Bay View and Eureka Holdings Boards of Directors at any time before or after adoption of the Merger Agreement by the holders of voting securities of Bay View and America First. However, the Merger Agreement may not be amended after securityholder approval which changes the amount or the composition of the Merger Consideration. See "The Merger--Waiver and Amendment; Termination."

  The Merger Agreement may be terminated at any time prior to the Effective
Time: (i) by mutual consent by the Boards of Directors of Bay View and Eureka Holdings; (ii) by the Board of Directors of Bay View or the Board of Directors of Eureka Holdings at any time after May 8, 1998 or such later date as mutually agreed upon by the parties if the Merger shall not theretofore have been consummated (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained in the Merger Agreement); (iii) by the Board of Directors of Bay View or the Board of Directors of Eureka Holdings if (A) the OTS has denied approval of the Merger and such denial has become final and nonappealable, (B) the stockholders of Bay View shall not have approved the Bay View Merger Proposal at the Bay View Special Meeting following a favorable recommendation of Bay View's Board of Directors; or (C) the BUC Holders shall not have approved the America First Merger Proposal following a favorable recommendation of the General Partner;
(iv) by the Board of Directors of Bay View in the event of a material breach by Eureka Holdings or America First of any representation, warranty, covenant or other agreement contained in the Merger Agreement, which breach is not cured within 30 days after written notice thereof to Eureka Holdings by Bay View; (v) by the Board of Directors of Eureka Holdings in the event of a material breach by Bay View of any representation, warranty, covenant or other agreement contained in the Merger Agreement, which breach is not cured within 30 days after written notice thereof is given to Bay View by Eureka Holdings; and (vi) by the Board of Directors of Eureka Holdings, no earlier than the fifth trading day or later than the third full trading day immediately preceding the Closing Date, if the Average Bay View Stock Price is less than $21.00 and Bay View does not make an Adjustment Election. See "The Merger--Merger Consideration."

Conduct of Business Pending the Merger

  Each of Bay View and Eureka Holdings has agreed to conduct its business prior to the Effective Time in accordance with certain guidelines set forth in the Merger Agreement. See "The Merger--Conduct of Business Pending the Merger."

Expenses

  All expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby are to be paid by the party incurring such expenses.

Accounting Treatment

  The Merger, if completed as proposed, will be accounted for as a "purchase" for financial reporting purposes. See "The Merger-Accounting Treatment."

Certain Federal Income Tax Consequences of the Merger

  The Merger is intended to qualify as a reorganization under Section 368(a)(1) of the Internal Revenue Code of 1986, as amended (the "Code"). KPMG Peat Marwick LLP has delivered its opinion to Bay View and America First to the effect that, assuming the Merger occurs in accordance with the Merger Agreement, and conditioned on the accuracy of certain representations made by Eureka Holdings, Bay View and others, for federal income tax purposes, the Merger will constitute a "reorganization" within the meaning of Section 368 of the Code, and no gain or loss will be recognized by Bay View or Eureka Holdings. The Partnership will realize a gain in the Merger equal to the excess of (i) the sum of (A) the Total Cash Consideration and (B) the fair market value of the Total Stock Consideration over (ii) the Partnership's tax basis in the Eureka Holdings Common Stock surrendered in exchange therefor, but not in excess of the Total Cash Consideration. To the extent that Partnership Expenses and Reserves are deductible for federal income tax purposes, the amount of the aforesaid gain or other income of the Partnership will be reduced by the deductible amounts. The BUC Holders will be subject to federal income tax on their "distributive share" of the gain recognized by the Partnership as described above, and the BUC Holders' tax basis in their BUCs will be increased by such gain. EACH BUC HOLDER IS URGED TO CONSULT SUCH BUC HOLDER'S OWN TAX ADVISOR TO DETERMINE THE SPECIFIC TAX CONSEQUENCES OF THE MERGER TO SUCH BUC HOLDER. See "The Merger-- Certain Federal Income Tax Consequences of The Merger." For a discussion of the federal income tax consequences of the Distribution to BUC Holders, see also "The Distribution - Certain Federal Income Tax Consequences of the Distribution."

Effects of the Merger on Rights of Securityholders

  As a result of the Merger, America First, as the sole stockholder of Eureka Holdings, will become a stockholder of Bay View. Upon completion of the Merger, America First Capital intends to wind up the affairs of America First in accordance with the terms of the Partnership Agreement, including the distribution of the remaining assets of America First to its General Partner and BUC Holders. As a result, BUC Holders, whose rights are presently governed by the Delaware RULPA and the Partnership Agreement, will become stockholders of Bay View, a Delaware corporation. Accordingly, their rights will be governed by the DGCL, the Bay View Certificate of Incorporation and the Bay View Bylaws. Certain differences in the rights of securityholders arise from distinctions between the Partnership Agreement and the Bay View Certificate of Incorporation and Bay View Bylaws as well as between the Delaware RULPA and the DGCL. See "Comparison of Governing Instruments and Governing Law."

Nasdaq Listing

  Both Bay View Common Stock and the BUCs are currently included for quotation on the Nasdaq (symbols: BVCC and AFFFZ, respectively). Pursuant to the Merger Agreement, Bay View shall use its best efforts to cause the shares of Bay View Common Stock to be issued in the Merger to be approved for listing on the Nasdaq subject to official notice of issuance, prior to the Effective Time.

                               The Distribution

  Immediately after the Merger, in accordance with the Partnership Agreement, the General Partner will make the Distribution. The Distribution will consist of the (i) Total Stock Consideration and (ii) the portion of the Total Cash Consideration remaining after payment of Partnership Expenses and set aside for Reserves (the "Net Cash Consideration"). The Total Stock Consideration and the Net Cash Consideration will be distributed on a proportionate basis with respect to the relative number of shares and amount of cash, as described in more detail under "The Distribution." Because Partnership Expenses will be paid from the Total Cash Consideration, Partnership Expenses will only affect each BUC Holder's distributive share of the Total Cash Consideration but will not affect the portion of the Total Stock Consideration to be received by each BUC Holder. The Partnership will not distribute fractional shares of Bay View Common Stock to BUC Holders, and in lieu of any such fractional shares, the Partnership will distribute cash without interest.

  The exact number of shares of Bay View Common Stock and the exact amount of Net Cash Consideration to be distributed to the BUC Holders on a per BUC basis will be determined by the General Partner in accordance with the Partnership Agreement on the fifth business day immediately prior to the Closing Date. BUC Holders are encouraged to call MacKenzie Partners at (800) 322-2885 after such date to receive this information.

  Upon consummation of the Distribution, the BUC Holders will receive with respect to each BUC, its distributive share of the Net Cash Consideration and Total Stock Consideration. Based on the $26.9375 per share closing price of the Bay View Common Stock reported on Nasdaq on September 15, 1997, and assuming this price represents the Average Bay View Stock Price, and assuming that Partnership Expenses and Reserves are equal to the maximum of the estimates set forth in "The Distribution," a BUC Holder will receive in the Distribution with respect to each BUC $10.89 of cash and 1.13 shares of Bay View Common Stock.
All outstanding BUCs were sold in a public offering in 1988 at a price of $20.00 per BUC.

  After the Distribution, the Dissolution will occur. To the extent that at the time of the Dissolution the Partnership has assets in excess of liabilities, such assets will be distributed to the BUC Holders and the General Partner in accordance with the Partnership Agreement. America First, however, anticipates that Reserves will be established in a manner such that the Partnership will not have a material amount of assets in excess of liabilities at the time of Dissolution.

Certain Federal Income Tax Consequences of the Distribution

  KPMG Peat Marwick LLP has agreed to deliver its opinion to America First to the effect that a BUC Holder's tax basis in such BUC Holder's BUCs will be increased by such BUC Holder's "distributive share" of the gain recognized by the Partnership in the Merger. See "The Merger--Certain Federal Income Tax Consequences of the Merger." Upon the Distribution, a BUC Holder will recognize gain equal to the excess, if any, of the Net Cash Consideration distributed to such BUC Holder over such BUC Holder's tax basis in such BUC Holder's BUCs, as adjusted as described above, and the distribution of the Total Stock Consideration will not result in the recognition of gain by the BUC Holders. A BUC Holder will not recognize any loss realized on the Distribution. Any gain recognized will be capital gain provided that Bay View Common Stock does not constitute an "unrealized receivable" or an "inventory item" as those terms are defined in Section 751 of the Code, and any such capital gain will be long-term capital gain to the extent that the BUCs were held for more than one year at the time of the Distribution.

  The tax basis of the shares of Bay View Common Stock received by a BUC Holder in the Distribution will equal such BUC Holder's tax basis in such BUC Holder's BUCs, adjusted as described above, reduced by the amount of the Net Cash Consideration distributed to such BUC Holder. A BUC Holder's holding period for shares of Bay View

Common Stock received in the Distribution will include the Partnership's holding period for such Bay View Common Stock, which will in turn include the Partnership's holding period for its Eureka Holdings Common Stock. EACH BUC HOLDER IS URGED TO CONSULT SUCH BUC HOLDER'S OWN TAX ADVISOR TO DETERMINE THE SPECIFIC TAX CONSEQUENCES OF THE DISTRIBUTION TO SUCH BUC HOLDER. See "The Distribution--Certain Federal Income Tax Consequences of the Distribution."

                            Certain Related Matters

Option Agreements

  As a condition to entering into the Merger Agreement, (i) Bay View required that it be granted an option to purchase from America First BUCs representing approximately 19.9% of the issued and outstanding BUCs and (ii) Eureka Holdings required that it be granted an option to purchase from Bay View shares of Bay View Common Stock representing approximately 19.9% of the issued and outstanding shares of Bay View Common Stock. The options may only be exercised upon the occurrence of certain events (none of which has occurred as of the date hereof). Pursuant to the option agreement dated May 8, 1997, between Bay View as issuer and Eureka Holdings as grantee (the "Bay View Option Agreement"), Bay View granted to Eureka Holdings an option to purchase up to 1,290,530 shares of Bay View Common Stock (2,581,060 shares of Bay View Common Stock after adjustment for the June 2 Stock Split) at an exercise price of $51.75 per share ($25.875 after adjustment for the June 2 Stock Split), subject to the terms and conditions set forth therein. Pursuant to the option agreement dated May 8, 1997, between America First as issuer and Bay View as grantee (the "America First Option Agreement" and together with the Bay View Option Agreement, the "Option Agreements"), America First granted to Bay View an option to purchase up to 1,196,107 BUCs at an exercise price of $31.08 per unit, subject to the terms and conditions set forth therein. The exercise prices in the Option Agreements are equal to the respective closing sales prices of the Bay View Common Stock and the BUCs on May 7, 1997, the last trading day prior to the execution of the Merger Agreement. See "Certain Related Matters--Option Agreements."

  The Option Agreements are intended to increase the likelihood that the Merger will be consummated in accordance with the terms of the Merger Agreement. Consequently, certain aspects of the Option Agreements may have the effect of discouraging persons who might now or prior to the Effective Time be interested in acquiring all or a significant interest in Bay View, America First or Eureka Holdings from considering or proposing such an acquisition, even if such persons were prepared to pay a higher price than the Merger Consideration for the Eureka Holdings Common Stock, a higher price per unit for BUCs than the price per unit implicit in the Merger Consideration or a higher price per share for Bay View Common Stock than the then-current market price of such shares. The acquisition of the party issuing the option or an interest in such party, or an agreement to do either, could cause the option to become exercisable. In such event, the party exercising the option would own up to 19.9% of the issuing party's outstanding securities, thereby diluting existing security holders and giving such option holder a significant voice in all voting matters. In addition, the existence of such option could significantly increase the cost to a potential acquiror of acquiring the party issuing the option compared to its cost had the Option Agreement not been entered into. Such increased costs might discourage a potential acquiror from considering or proposing an acquisition. Provisions in the Option Agreements may prevent an acquiror or a party issuing the option from accounting for its acquisition of such party using the pooling of interests accounting method. This could discourage or preclude an acquisition of America First, Eureka Holdings or Bay View.

  Copies of the Option Agreements are attached to this Joint Solicitation Statement/Prospectus as Appendix IV and Appendix V. For additional information regarding the Option Agreements, see "The Merger--Certain Related Matters-- Option Agreements."

Support Agreements

  Concurrently with the execution of the Merger Agreement, all of the directors of Bay View executed separate Support Agreements with Eureka Holdings and all of the directors of Eureka Holdings executed separate Support Agreements with Bay View pursuant to which each Bay View director agreed, among other things, to vote all the shares of Bay View Common Stock beneficially owned by each Bay View director to approve the Bay View Merger Proposal and each director of Eureka Holdings agreed, among other things, with respect to all of the BUCs beneficially owned by each Eureka Holdings director to approve the America First Merger Proposal. Each director of Bay View and Eureka Holdings further agreed not to sell, agree to sell, or otherwise transfer or dispose of any Bay View Common Stock or BUCs, respectively, owned by the director, other than with the counterparty's prior written consent or to a party who executes a counterpart of the Support Agreement. In addition, each director of Eureka Holdings further agreed (i) to cooperate fully, and to cause any company, trust or other entity controlled by such director to cooperate fully, with Bay View in connection with the Merger Agreement and the transactions contemplated thereby; and (ii) not to directly or indirectly, solicit, initiate or encourage any discussions, inquiries or proposals with any third party relating to the disposition of any significant portion of the business or assets of Eureka Holdings or the business combination, merger or consolidation of Eureka Holdings with any person or provide any such person with information or assistance with respect thereto. Each Support Agreement terminates upon termination of the Merger Agreement in accordance with its terms.

The Subsidiary Merger Agreement

  Pursuant to a Subsidiary Agreement and Plan of Merger (the "Subsidiary Merger Agreement"), EurekaBank will be merged with and into Bay View Bank (the "Bank Merger") concurrently with or immediately following the Merger. See "Certain Related Matters--The Subsidiary Merger Agreement."

               COMPARATIVE STOCK PRICES AND DIVIDEND INFORMATION

  Bay View Common Stock and the BUCs are currently included for quotation on the Nasdaq (symbols: BVCC and AFFFZ, respectively. Bay View was previously traded on the Nasdaq under the symbol BVFS. Effective May 1, 1997, Bay View changed its symbol to BVCC).

  The following table sets forth the reported high and low sales prices of shares of Bay View Common Stock and BUCs, as reported on the Nasdaq, and the quarterly cash dividends per share and distributions per unit declared, for the periods indicated. The prices and dividend and distribution amounts have been restated to give effect to stock splits and in-kind distributions. The prices do not include retail mark-ups, mark-downs or commissions.

                                                        Bay View
                                                      Common Stock                American First BUCs
                                                -------------------------  ------------------------------------
                                                 High    Low    Dividends   High      Low      Distributions
                                                ------  ------  ---------  -------  -------  ------------------
Year Ended December 31, 1995
  First Quarter................................ $11.63  $ 8.88     $0.075   $24.50   $19.50        $0.40
  Second Quarter...............................  13.94   11.13      0.075    27.25    23.25         0.40
  Third Quarter................................  14.25   12.00      0.075    28.38    24.50         0.40
  Fourth Quarter...............................  14.88   13.00      0.075    30.25    27.00         0.40
Year Ended December 31, 1996
  First Quarter................................  16.56   13.13      0.075    29.75    27.75         0.40
  Second Quarter...............................  17.75   15.13      0.075    29.00    25.25         0.40
  Third Quarter................................  19.63   16.00      0.075    31.13    25.50         0.40
  Fourth Quarter...............................  21.75   17.38       0.08    30.75    28.00         0.40
Year Ended December 31, 1997
  First Quarter................................  28.63   20.63       0.08    34.50    28.75         0.40
  Second Quarter...............................  27.75   22.63       0.08    39.56    29.50         0.40
  Third Quarter (through September 15, 1997)...  27.50   24.56        ---    40.50    39.00          ---

  As of August 29, 1997, Bay View's 12,979,817 outstanding shares of Bay View Common Stock were held by approximately 1,403 record owners and as of September 3, 1997, America First's 6,010,589 outstanding BUCs were held by approximately 8,390 record owners.

  The timing and amount of the future dividends of Bay View will depend upon earnings, cash requirements, Bay View's financial condition and other factors deemed relevant by the Bay View Board. Dividends may also be limited by certain regulatory restrictions.

  Bay View is a legal entity separate and distinct from Bay View Bank and its revenues are comprised principally of dividends from Bay View Bank. Bay View Bank's ability to pay dividends or make other capital distributions to Bay View is governed by OTS regulations. Under these regulations, "capital distributions" include cash or in-kind dividends, payments by a savings association to repurchase or otherwise acquire its own shares, payments other than stock to stockholders of another institution in order to acquire that institution, and other distributions charged against capital. An institution that has not been notified that it "is in need of more than normal supervision," is a Tier 1 institution. Bay View Bank, as a Tier 1 institution, is permitted, after prior notice to (and no objection by) the OTS, to make capital distributions during a calendar year up to the greater of (i) 100% of its net income to date during the calendar year plus the amount that would reduce by one-half its surplus capital ratio at the beginning of the calendar year, or 75% of its net income over the most recent four-quarter period. The OTS may prohibit any capital distribution if it determines that the distribution would be inconsistent with the safe and sound operation of Bay View Bank. As of June 30, 1997, Bay View Bank's capital exceeded its tangible, core and risk-based capital requirements by approximately $119.1 million, $76.7 million and $41.9 million, respectively. As of June 30, 1997, Bay View Bank would have been permitted under these regulations to make capital distributions of up to $22.5 million.

  Bay View is also subject to Delaware law which limits dividends to an amount equal to the excess of a corporation's net assets over paid-in capital or, if there is no excess, to its net profits for the current and immediately preceding fiscal years.

  America First anticipates that it will continue to make quarterly distributions of $0.40 per BUC for the quarterly periods prior to the Closing Date. Pursuant to the Merger Agreement, Eureka Holdings has agreed that, during the period from the date of the Merger Agreement to the Effective Time, Eureka Holdings will not make, declare or pay any dividend or distribution to America First in excess of $2.4 million per quarter.

                     SELECTED FINANCIAL DATA FOR BAY VIEW

  The following selected consolidated financial data of Bay View as of and for each of the years in the five year period ended December 31, 1996 (other than certain ratios set forth below) have been derived from the consolidated financial statements of Bay View, which have been audited by Deloitte & Touche LLP, independent auditors. The following selected consolidated financial data of Bay View as of and for the six months ended June 30, 1997 and 1996 (other than certain ratios set forth below) have been derived from the unaudited consolidated financial statements of Bay View which, in the opinion of management of Bay View, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such information. Data for the six months ended June 30, 1997 does not purport to be indicative of the results to be expected for the fiscal year ending December 31, 1997. Per share data has been restated to reflect the June 2 Stock Split. The following selected financial data should be read in conjunction with, and is qualified by reference to, Bay View's financial statements and the related notes thereto, which are included and incorporated by reference herein.

                                            As of or For the
                                            Six Months Ended                               As of or For the
                                                June 30,                                Year Ended December 31,
                                       ---------------------------  ---------------------------------------------------------------
                                           1997          1996          1996         1995         1994         1993         1992
                                       ------------  -------------  -----------  -----------  -----------  -----------  -----------
                                                                             (Dollars in thousands)
Selected Balance Sheet Information:
----------------------------------
  Total assets......................... $3,096,213     $3,388,847   $3,300,262   $3,004,496   $3,166,529   $2,663,542   $2,586,775
  Investment securities................     22,906         33,767       29,006       47,963       32,841       11,399       23,231
  Mortgage-backed securities...........    536,719        651,389      577,613      731,378      921,680      718,696      457,215
  Loans receivable.....................  2,294,246      2,521,824    2,474,717    2,062,268    2,054,563    1,776,820    1,943,346
  Customer deposits....................  1,578,206      2,201,604    1,763,967    1,819,840    1,707,376    1,694,263    1,488,252
  Borrowings...........................  1,291,676        946,181    1,245,537      941,465    1,219,958      741,414      884,479
  Stockholders' equity.................    196,196        206,177      200,062      207,977      217,315      210,976      196,869

Selected Results of Operations
------------------------------
 Information:
 -----------
  Interest income...................... $  117,495     $  110,503   $  241,755   $  216,463   $  197,326   $  191,526   $  219,834
  Interest expense.....................    (74,672)       (75,452)    (160,773)    (160,547)    (130,401)    (121,850)    (148,295)
                                        ----------     ----------   ----------   ----------   ----------   ----------   ----------
  Net interest income..................     42,823         35,051       80,982       55,916       66,925       69,676       71,539
  Provision for losses on loans........     (1,177)        (1,418)      (1,898)      (4,284)      (2,367)      (7,031)     (24,953)
  Gain (loss) on loans and securities..        925           (262)      (1,453)      (2,510)      (1,081)       1,091          378
  Other noninterest income.............      6,406          4,594       10,017        8,652        8,619        8,465        6,708
  Equity in loss of real estate
   joint ventures......................        ---            ---          ---          ---          ---          ---       (1,275)
  Provision for (recovery of) losses
   on real estate......................        526            123          103         (749)        (145)        (819)      (1,872)
  SAIF recapitalization assessment.....        ---            ---      (11,750)         ---          ---          ---          ---
  General and administrative expenses..    (30,831)       (23,968)     (58,955)     (57,016)     (47,287)     (46,871)     (39,087)
  Income (expense) from real estate
   owned...............................         91          1,662        4,806        1,081           95           (1)        (162)
  Amortization of intangibles..........     (1,630)        (1,404)      (2,606)      (3,944)      (2,418)      (2,104)      (1,585)
                                        ----------     ----------   ----------   ----------   ----------   ----------   ----------
  Income (loss) before income tax
   expense.............................     17,133         14,378       19,246       (2,854)      22,341       22,406        9,691
  Income tax (expense) benefit.........     (7,367)        (6,169)      (8,277)         708       (7,828)      (9,765)      (3,596)
  Cumulative effect of accounting
   change..............................        ---            ---          ---          ---          ---          ---        4,197
  Extraordinary items, net of tax......        ---            ---          ---       (2,544)         ---         (132)        (265)
                                        ----------     ----------   ----------   ----------   ----------   ----------   ----------

  Net income (loss).................... $    9,766     $    8,209   $   10,969   $   (4,690)  $   14,513   $   12,509   $   10,027
                                        ==========     ==========   ==========   ==========   ==========   ==========   ==========

  Primary earnings (loss) per share:
    Income (loss) before cumulative
     effect of accounting change and
     extraordinary items............... $     0.73           0.58   $     0.79   $    (0.14)  $     1.01   $     0.90   $     0.44
    Net income (loss)..................       0.73           0.58         0.79        (0.32)        1.01         0.89         0.73
  Dividends per share.................. $     0.16     $     0.15   $    0.305   $     0.30   $     0.30   $     0.30   $     0.30


                                            As of or For the
                                            Six Months Ended                             As of or For the
                                                 June 30,                              Year Ended December 31,
                                        -------------------------   --------------------------------------------------------------
                                           1997           1996         1996         1995         1994         1993         1992
                                        ----------     ----------   ----------   ----------   ----------   ----------   ----------
                                                                             (Dollars in thousands)
Selected Other Information/(1)/:
-------------------------------
  Net interest margin..................       2.79%          2.37%        2.57%        1.86%        2.34%        2.74%        2.84%
  Ratio of general and administrative
   expenses to average assets..........       2.00           1.58         1.84         1.84         1.59         1.78         1.51
  Efficiency ratio--The Company/(2)/...      61.47          60.46        64.79        88.30        62.60        59.98        49.95
  Efficiency ratio--The Bank/(2)/......      52.20          60.88        63.84        89.51        61.94        59.98        49.95
  Return on average assets/(3)/........       0.63           0.54         0.34        (0.15)        0.49         0.47         0.38
  Return on average equity/(3)/........      10.00           7.98         5.39        (2.11)        6.79         6.14         5.10
  Return on average tangible
   assets/(4)/.........................       0.76           0.61         0.43        (0.06)        0.55         0.51         0.42
  Return on average tangible
   equity/(5)/.........................      12.86           9.41         7.04        (0.81)        8.03         7.08         5.81
  Ratio of equity to total
   assets/(6)/.........................       6.34           6.08         6.06         6.92         6.86         7.92         7.61
  Ratio of tangible equity to
   tangible assets/(7)/................       5.37           5.58         5.77         6.74         6.57         7.50         7.34
  Nonperforming assets ("NPA")/(8)/.... $   23,948     $   31,588   $   24,310   $   38,811   $   50,577   $   72,365   $   69,301
  Ratio of NPA to total assets.........       0.77%          0.93%        0.74%        1.29%        1.60%        2.72%        2.68%
  Troubled debt restructurings
   ("TDRs")/(9)/....................... $      502     $      650   $      509   $   15,641   $   13,948   $   14,188   $   20,791
  Ratio of TDRs to total assets........       0.02%          0.02%        0.02%        0.52%        0.44%        0.53%        0.80%


---------------------------------
(1) The selected other information is based upon data as of the end of and for the respective periods, except that average assets, average intangible assets and average equity have been calculated by averaging the relevant month-end amounts for the respective periods.
(2) The efficiency ratios of Bay View and Bay View Bank are computed by dividing general and administrative expense by the sum of net interest income and recurring noninterest income. Bay View's efficiency ratio was computed on a consolidated basis and Bay View Bank's efficiency ratio was computed on a consolidated basis by including Bay View Bank and its subsidiaries. The efficiency ratios set forth in the above table reflect the effect of special mention items. Excluding the effect of special mention items, Bay View's efficiency ratio was 61.17%, 58.12%, 58.04%, 73.46% and 62.60% for the six
    months ended June 30, 1997 and 1996 and years ended December 31, 1996, 1995 and 1994, respectively, and Bay View Bank's efficiency ratio was 51.85%, 58.31%, 54.52%, 74.34% and 61.94% for the six months ended June 30, 1997 and
    1996 and years ended December 31, 1996, 1995 and 1994, respectively. The ratios excluding the effect of special mention items for the years ended December 31, 1993 and 1992 are not available because Bay View did not separately identify special mention items during these periods.
(3) The return on average assets and average equity are computed by dividing net income (loss) by average assets and average equity, respectively. See note
    (1) above. In computing these percentages, net income for the six months ended June 30, 1997 and 1996 has been annualized.
(4) Return on average tangible assets was calculated by dividing tangible cash earnings by average tangible assets. Tangible cash earnings are defined as net income excluding charges tied to the market value of Bay View Common Stock related to management incentive plans and the Employee Stock Ownership Plan and charges associated with the amortization of intangibles. Average tangible assets are defined as average assets less average intangible assets. For purposes of such computation, tangible cash earnings for the six months ended June 30, 1997 and 1996 have been annualized.
(5) Return on average tangible equity was calculated by dividing tangible cash earnings by average tangible equity. Tangible cash earnings are defined in note (4) above and average tangible equity is defined as average equity less average intangible assets. For purposes of such computation, tangible cash earnings for the six months ended June 30, 1997 and 1996 have been annualized.
(6) Ratio of equity to total assets was calculated by dividing equity by total assets.
(7) Ratio of tangible equity to tangible assets was calculated by dividing tangible equity by tangible assets. Tangible equity is defined as equity less intangible assets. Tangible assets are defined as total assets less intangible assets.
(8) NPA is defined as nonperforming loans, defaulted mortgage-backed securities, real estate owned and other repossessed assets.
(9) TDRs are defined as real estate loans that have been modified (due to borrower financial difficulties) to allow a stated interest rate and/or a monthly payment rate lower than those prevailing in the market.

                  SELECTED FINANCIAL DATA FOR EUREKA HOLDINGS

  The selected data presented below under the captions, "Selected Balance Sheet Information" and "Selected Statements of Income Information", as of December 31, 1996 and 1995 and for each of the years in the three-year period ended December 31, 1996, are derived from the consolidated financial statements of Eureka Holdings and subsidiary, incorporated by reference elsewhere in this Joint Solicitation Statement/Prospectus, which financial statements have been audited by KPMG Peat Marwick LLP, independent certified public accountants. The selected balance sheet data as of December 31, 1994, 1993 and 1992 and the statements of income data for the years ended December 31, 1993 and 1992 are derived from the unaudited consolidated financial statements of Eureka Holdings and subsidiary.

  The selected data presented below as of and for the six month periods ended June 30, 1997 and 1996, are derived from the unaudited consolidated financial statements of Eureka Holdings and subsidiary incorporated by reference elsewhere in this Joint Solicitation Statement/Prospectus.


                                                June 30,                                     December 31,
                                        ------------------------  -----------------------------------------------------------------
                                           1997         1996         1996          1995          1994         1993         1992
                                        -----------  -----------  -----------  -------------  -----------  -----------  -----------
(Dollars in thousands)                         (unaudited)
Selected Balance Sheet Information
----------------------------------
Total assets........................... $2,187,695   $2,271,867   $2,206,465     $2,415,103   $2,392,462   $2,345,205   $2,358,510
Loans receivable, net/(1)/.............  1,478,398      414,922    1,414,922      1,431,582    1,433,149    1,547,159    1,591,525
Mortgage-backed securities.............    591,491      716,510      674,595        815,802      790,901      629,539      567,654
Investments/(1)/.......................     20,300       56,298       25,300         85,196       83,691       64,375       86,281
Due from FDIC..........................        ---          ---          ---            ---          ---          ---       10,592
Customer deposits......................  1,888,965    1,795,529    1,840,485      1,704,466    1,696,292    1,713,207    1,735,434
Other borrowings/(1)/..................     90,703      280,609      151,351        516,943      512,763      441,865      450,368
Redeemable preferred stock/(2)/........      8,854       16,608       17,748         15,542       13,610       12,020          ---
Shareholder's equity...................    182,101      158,887      174,715        154,148      143,329      140,255      150,056


                                             Six Months Ended                                Year Ended
Selected Statements of Income                    June 30,                                    December 31,
-----------------------------           ------------------------  -----------------------------------------------------------------
 Information                               1997         1996         1996          1995          1994         1993         1992
 -----------                            -----------  -----------  -----------  -------------  -----------  -----------  -----------
Interest income........................ $   77,947   $   82,585   $  161,883     $  163,555   $  136,005   $  142,821   $  156,514
FDIC assistance, net...................        ---          ---          ---            ---          ---         (268)         380
                                        ----------   ----------   ----------     ----------   ----------   ----------   ----------
Total interest income..................     77,947       82,585      161,883        163,555      136,005      142,553      156,894
Interest expense.......................     47,420       52,453     (101,671)      (107,602)     (84,193)     (86,170)     (94,933)
                                        ----------   ----------   ----------     ----------   ----------   ----------   ----------
Net interest income before provision
 for loan losses.......................     30,527       30,132       60,212         55,953       51,812       56,383       61,961
Provision for loan losses..............       (502)        (780)        (965)          (793)      (1,246)      (2,509)      (2,692)
                                        ----------   ----------   ----------     ----------   ----------   ----------   ----------
Net interest income after provision
 for loan losses.......................     30,025       29,352       59,247         55,160       50,566       53,874       59,269
                                        ----------   ----------   ----------     ----------   ----------   ----------   ----------
Non-interest income....................      5,218        3,305        8,400          9,423        9,991       14,421       10,189
Non-interest expense...................     21,904       21,648      (56,800)       (47,013)     (45,020)     (67,450)     (47,835)
                                        ----------   ----------   ----------     ----------   ----------   ----------   ----------
Net non-interest (expense).............     16,686      (18,343)     (48,400)       (37,590)     (35,029)     (53,029)     (37,646)
                                        ----------   ----------   ----------     ----------   ----------   ----------   ----------
Income before income taxes.............     13,339       11,009       10,847         17,570       15,537          845       21,623
Income tax (benefit) expense...........        640          ---      (20,870)           ---          ---          ---            9
                                        ----------   ----------   ----------     ----------   ----------   ----------   ----------
Net income............................. $   12,699   $   11,009   $   31,717     $   17,570   $   15,537   $      845   $   21,614
                                        ==========   ==========   ==========     ==========   ==========   ==========   ==========


---------------------------------------
/(1)/ Loans receivable includes loans held for sale; investments include federal funds sold and securities purchased under agreements to resell; and other borrowings include securities sold under agreements to repurchase.
/(2)/ In 1992, preferred stock of $10,644,040 is a reduction to covered assets receivable, which is included in Due from FDIC.

                 COMPARATIVE UNAUDITED PER SHARE AND UNIT DATA

     The following table shows unaudited comparative per share data for Bay View Common Stock and the BUCs on an historical basis, and pro forma combined comparative per share data for Bay View and Eureka Holdings giving effect to the Merger. The data in the table below has been restated to reflect the June 2 Stock Split. The Merger is a business combination accounted for under the purchase method of accounting.


                                            Historical          Pro Forma
                                         -----------------  -----------------
                                                   America   Bay View/Eureka
                                         Bay View   First   Holdings Combined
                                         --------  -------  -----------------
Book value per share at:
   June 30, 1997                          $15.12    $28.97      $19.29
   December 31, 1996                      $14.98    $28.00      $19.14/(1)/

Cash dividends declared per
 share or unit for:
   Six months ended June 30, 1997         $0.16     $0.80       $0.16
   Year ended December 31, 1996           $0.305    $1.60       $0.305/(2)/

Net income per share or unit for:

   Six months ended June 30, 1997         $0.73     $1.80       $0.57
   Year ended December 31, 1996           $0.79     $4.48       $0.25/(3)/


________________________
/(1)/ Based on the combined stockholders' equity of Bay View and Eureka
      Holdings, including the effect of pro forma combined adjustments. The pro forma combined adjusted amounts are divided by the number of shares of Bay View Common Stock outstanding for the periods indicated plus the pro forma number of shares of Bay View Common Stock assumed to be issued as a result of the Merger.
/(2)/ The pro forma cash dividends per share is assumed to be the same as Bay
      View's historical cash dividends per share.
/(3)/ The net income per share amounts reflected herein are not necessarily indicative of the amounts which will be achieved by the combined company when the Merger is consummated. The historical and pro forma net income per share amounts include the impact of a charge relating to a one-time SAIF recapitalization assessment for both Bay View Bank and Eureka Holdings (full year 1996, $22.7 million pretax; six months ended June 30, 1997, none). In addition, the America First net income per unit amounts include the impact of reductions of the valuation allowance for deferred tax assets (full year 1996, $26.2 million; six months ended June 30, 1997, $4.6 million), which were recognized as income tax benefits offsetting tax expense. In addition, no adjustments have been made to general and administrative expenses for expected annualized cost savings.

          The information shown above should be read in conjunction with the historical consolidated financial statements of Bay View and America First and related notes thereto, which are incorporated by reference herein, and the unaudited pro forma financial data included herein. See "Unaudited Pro Forma Condensed Combined Financial Information" for a description of the assumptions and adjustments used in preparing the unaudited pro forma financial data. The pro forma comparative per share data has been included for comparative purposes only and does not purport to be indicative of the results of operations that actually would have been obtained by the combined company if the Merger had been effected on the dates indicated or of those results that may be obtained by the combined company in the future.

            BAY VIEW MEETING AND AMERICA FIRST CONSENT SOLICITATION

Bay View Special Meeting

      Place, Time and Date. The Bay View Special Meeting will be held at Bay View's main office located at 1840 Gateway Drive, San Mateo, California, at 1:00 p.m., local time, on October 23, 1997. This Joint Solicitation Statement/Prospectus is being sent to holders of Bay View Common Stock and accompanies a form of proxy which is being solicited by the Bay View Board for use at the Bay View Special Meeting and at any and all adjournments or postponements thereof.

      Matters to Be Considered. At the Bay View Special Meeting, holders of shares of Bay View Common Stock will vote upon the Bay View Merger Proposal, which includes the adoption of the Merger Agreement, including the issuance by Bay View of up to 11,111,111 shares of Bay View Common Stock in connection with the Merger. See "The Merger."

      Bay View Record Date and Outstanding Shares. Only stockholders of record at the close of business on August 29, 1997, the Bay View Record Date, are entitled to notice of and to vote at the Bay View Special Meeting. At the close of business on the Bay View Record Date, there were 12,979,817 shares of Bay View Common Stock outstanding and entitled to vote, held of record by approximately 1,403 stockholders. Each holder of record of Bay View Common Stock is entitled to one vote per share held as of the Bay View Record Date.

      Voting of Proxies. The Bay View proxy accompanying this Joint Solicitation Statement/Prospectus is solicited on behalf of the Bay View Board for use at the Bay View Special Meeting. Stockholders are requested to complete, date and sign the accompanying proxy and promptly return it in the accompanying postage prepaid envelope. All proxies that are properly executed and returned, and that are not revoked, will be voted at the Bay View Special Meeting in accordance with the instructions indicated on the proxies. If no instructions are indicated, such proxies will be voted to approve the Bay View Merger Proposal. As to any business that may properly come before the Bay View Special Meeting, however, it is intended that proxies, in the form enclosed, will be voted in respect thereof in accordance with the judgment of the persons voting such proxies, except that proxies voted against the Bay View Merger Proposal will not be voted for any motion made for adjournment of the Bay View Special Meeting for purposes of soliciting additional votes to approve the Bay View Merger Proposal. A Bay View stockholder who has given a proxy may revoke it at any time before it is exercised at the Bay View Special Meeting by (i) delivering to the Secretary of Bay View prior to the vote at the Special Meeting (by any means, including facsimile) a written notice, bearing a date later than the proxy, stating that the proxy is revoked, (ii) duly executing and delivering to the Secretary of Bay View a proxy relating to the same shares of Bay View Common Stock and bearing a later date prior to the vote at the Bay View Special Meeting, or (iii) attending the Bay View Special Meeting and voting in person (although attendance will not, by itself, revoke a proxy). Any written notice revoking a proxy should be delivered to Robert J. Flax, Esq., Executive Vice President, General Counsel and Secretary, 1840 Gateway Drive, San Mateo, California 94404.

      Vote Required. Approval of the Bay View Merger Proposal requires the affirmative vote of the holders of a majority of the outstanding shares of Bay View Common Stock.

      Quorum; Broker Non-Votes. The required quorum for the transaction of business at the Bay View Special Meeting is a majority of the shares of Bay View Common Stock, issued and outstanding on the Bay View Record Date, which must be present in person or represented by proxy at the Bay View Special Meeting. Abstentions and broker non-votes will be counted as present for purposes of determining whether there is a quorum at the Bay View Special Meeting but will not be voted. Because the Bay View Merger Proposal requires the affirmative vote of the holders of a majority of the outstanding shares of Bay View Common Stock, abstentions and broker non-votes will have the same effect as votes against the proposal.

     If a quorum is not obtained, or if fewer shares of Bay View Common Stock than the number required therefor are voted in favor of the Bay View Merger Proposal, the Bay View Special Meeting may be postponed or adjourned in order to permit additional time for soliciting and obtaining additional proxies or votes, and, at any subsequent reconvening of the Bay View Special Meeting, all proxies will be voted in the same manner as such proxies would have been voted at the original convening of the Bay View Special Meeting, except for any proxies that have theretofore effectively been revoked or withdrawn.

      Solicitation of Proxies and Expenses. Bay View will bear the cost of the solicitation of proxies in the enclosed form from holders of Bay View Common Stock. In addition to solicitation by mail, directors, officers and employees of Bay View, who will not be specifically compensated for such services, may solicit proxies from the stockholders of Bay View, personally or by telephone, telegram or other forms of communication. Brokerage houses, nominees, fiduciaries and other custodians will be requested to forward soliciting materials to beneficial owners and will be reimbursed for their reasonable expenses incurred in sending proxy material to beneficial owners. In addition, Bay View has engaged Kissel-Blake, Inc. ("Kissel-Blake") to assist Bay View in distributing proxy materials and contacting record and beneficial owners of Bay View Common Stock. Bay View has agreed to pay Kissel-Blake approximately $5,000 plus out-of-pocket expenses for its services to be rendered on behalf of Bay View. Bay View will bear its own expenses in connection with the solicitation of proxies for the Bay View Special Meeting. See "The Merger--Expenses."

     HOLDERS OF BAY VIEW COMMON STOCK ARE REQUESTED TO COMPLETE, DATE AND SIGN THE ACCOMPANYING PROXY AND RETURN IT PROMPTLY IN THE ENCLOSED POSTAGE-PAID ENVELOPE.

America First Solicitation of Consents

      Matters to be Considered. BUC Holders will vote upon the America First Merger Proposal, which includes the approval of the Merger Agreement, the Distribution and the Dissolution. See "The Merger" and "The Distribution."

      America First Record Date and Outstanding BUCs. Only BUC Holders of record at the close of business on October 9, 1997, the America First Record Date, are entitled to notice of and to grant or withhold consent for the America First Merger Proposal. There were 6,010,589 BUCs outstanding and entitled to consent, held of record by approximately 8,390 holders. Each BUC Holder is entitled to one consent with respect to each BUC held as of the America First Record Date.

      Voting of Consent Card. The America First consent card accompanying this Joint Solicitation Statement/Prospectus is solicited on behalf of the General Partner of America First. BUC Holders are requested to complete, date and sign the accompanying consent card and promptly return it in the accompanying envelope or otherwise mail it to MacKenzie Partners. All consent cards that are properly executed and returned will be counted in accordance with the instructions indicated on the consent card. If no instructions are indicated, such consent cards will be counted as approving the America First Merger Proposal. In order to be valid, consents must be received by MacKenzie Partners by 5:00 p.m., New York City time on November 10, 1997, unless such date is extended by the General Partner in its sole discretion. A BUC Holder may not revoke his or her consent after the consent card has been delivered to MacKenzie Partners.

     No meeting of BUC Holders will be held to consider the America First Merger Proposal.

      Vote Required. Under the Partnership Agreement, approval of the America First Merger Proposal requires the consent of the holders of a majority of the outstanding BUCs.

      Broker Non-Votes. An otherwise valid consent card will be deemed to grant consent to the Merger Proposal if it is not marked to withhold consent or to abstain. Because the America First Merger Proposal requires the consent of the holders of a majority of the outstanding BUCs, abstentions and broker non-votes will have the same effect as votes against the proposal. BUC Holders who withhold consent or abstain will have no right to require the Partnership to purchase their BUCs or any other rights similar to those available to dissenting shareholders of corporations under Delaware law.

     If fewer BUCs than the number required therefor consent to the America First Merger Proposal, the General Partner may permit additional time for soliciting and obtaining additional consents, and all consent cards will be counted.

      Solicitation of Consents and Expenses. America First will bear the cost of the solicitation of consents in the enclosed form from BUC Holders. In addition to solicitation by mail, America First, the General Partner and their respective affiliates and employees may solicit consents from BUC Holders by telephone, telegram, letter, facsimile or in person. Following the original mailing of the consent cards and other soliciting materials, America First will request brokers, custodians, nominees and other record holders to forward copies of the consent cards and other soliciting materials to persons for whom they hold BUCs. In such cases, America First, upon the request of the record holders, will reimburse such holders for their reasonable expenses.

     America First has retained MacKenzie Partners to distribute consent solicitation materials to brokers, banks and other nominees and to assist in the solicitation of consents from BUC Holders. The fee for such firm's services is approximately $10,000, plus reimbursement of reasonable out-of-pocket expenses in connection therewith.

     BUC HOLDERS ARE REQUESTED TO COMPLETE, DATE AND SIGN THE ACCOMPANYING CONSENT CARD AND RETURN IT PROMPTLY TO MACKENZIE PARTNERS IN THE ENCLOSED POSTAGE-PAID ENVELOPE.

                                   THE MERGER

     The information in this Joint Solicitation Statement/Prospectus concerning the terms of the Merger is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached hereto as Appendix I and incorporated herein by reference. All securityholders are urged to read the Merger Agreement in its entirety.

General

     The Merger will be implemented by merging Eureka Holdings with and into Bay View, with Bay View surviving the Merger. Concurrently with or immediately thereafter, the Bank Merger will be accomplished by merging EurekaBank with and into Bay View Bank, with Bay View Bank surviving the Bank Merger. The Effective Time will be the time the certificate of merger relating to the Merger is filed with the Secretary of State of Delaware. The Bank Merger will become effective at the time the articles of combination are endorsed by the OTS pursuant to
Section 552.13(k) of the regulations promulgated by the OTS. The Closing Date shall occur on the date that the Effective Time occurs, or at such other time as Bay View and America First shall agree. The Closing Date is anticipated to occur on December 31, 1997 or January 2, 1998.

     Upon consummation of the Merger, all of the outstanding capital stock of Eureka Holdings will be canceled and will be converted solely into the right to receive $90 million in cash and a number of shares of Bay View Common Stock (and the associated Rights under the Stockholder Rights Protection Agreement) to be determined pursuant to the formula set forth in the Merger Agreement. See "-- Merger Consideration."

     With the cooperation of Bay View, America First will immediately distribute the Bay View Common Stock received in the Merger (as well as an amount of cash described in "The Distribution") to the BUC Holders and the General Partner as part of the Distribution. See "The Distribution."

     The amount and nature of the Merger Consideration was established through arms'-length negotiations between America First and Bay View, and reflects the balancing of a number of countervailing factors. The total amount of the Merger Consideration reflects a price both parties concurred was appropriate. See "- Background of and Reasons for the Merger."

     Operations After the Merger. Subsequent to the Merger, Bay View anticipates closing seven branches of EurekaBank and the EurekaBank headquarters. After taking into account such closures, Bay View, on a combined basis, will have 56 branches serving the San Francisco Bay Area. These closures will be part of Bay View's efforts to reduce EurekaBank's operating costs by up to $21 million or approximately 50%. See also Bay View's Current Report on Form 8-K filed on May 8, 1997 and incorporated by reference herein for additional information regarding the impact of the Merger on a cash earnings per share basis, financial projections of the transaction and anticipated post-Merger operations.

Background of and Reasons for the Merger

      Background of the Merger. When America First was formed and BUCs were sold to investors in 1987, the General Partner and management made a commitment to investors to purchase through government-assisted acquisitions one or more depository institutions and, after upgrading management quality and making strategic and operating improvements, to realize the value thus created for the BUC Holders. On May 27, 1988, EurekaBank (then Eureka Federal Savings) of San Carlos, California was acquired by America First from the FSLIC. On June 24, 1988, Stanford Savings, located in Palo Alto, California, was acquired by America First from the FSLIC and merged with EurekaBank. Over the next nine years substantial changes were made to EurekaBank's operations, including a reduction in staffing from approximately 650 employees to 400 employees. Six separate branch acquisitions or exchanges occurred with Hamilton Savings, Western Federal S&L, Homefed Savings, Downey Savings and Loan, Coast Federal Bank and Southern California S&L between 1991 and 1993, which involved 17 of EurekaBank's current 36 branches, with EurekaBank entering several key markets and departing other non-strategic locations. During this period in which management made substantial operating and asset quality improvements, the management and Board of Directors of Eureka Holdings also discussed the sale of Eureka Holdings with numerous potential parties.

     On December 13, 1994, the Chief Executive Officer of a large California-based thrift met with Stephen T. McLin, President and Chief Executive Officer of Eureka Holdings and Chairman of the Board of EurekaBank, to discuss a possible acquisition of EurekaBank. After executing a customary confidentiality agreement and receiving detailed financial information, this potential acquiror was invited to submit an indication of interest including an indication of price. Such indication of interest was expressed, and, in a meeting of the Board of Eureka Holdings on March 8, 1995 the Board of Eureka Holdings determined not to pursue the potential transaction because the consideration offered was deemed insufficient and the prospects for the combined enterprise were not deemed to be sufficiently attractive to justify such a transaction.

     On May 23, 1995, Mr. McLin approached the Chief Executive Officer of a California-based commercial bank with regard to a possible sale of Eureka Holdings to that bank. After such bank and its board of directors considered the proposal, the bank ultimately declined to make a formal offer for Eureka Holdings.

     On July 12, 1995, Mr. McLin was approached by the Chief Executive Officer of another California-based commercial bank with respect to a possible sale of Eureka Holdings. After execution of appropriate confidentiality agreements, financial information was provided and senior executive officers of EurekaBank were made available so that the interested bank could provide its price of Eureka Holdings. Such price, which was presented to Mr. McLin on July 31, 1995, was discussed by the Eureka Holdings Board of Directors on August 1, 1995, which determined not to accept the proposal because the consideration offered was deemed insufficient and the prospects for the combined enterprise were not deemed to be sufficiently attractive to justify such a transaction. The Eureka Holdings Board of Directors declined to continue discussions with the potential acquiror after a slightly higher proposal was received one week later.

     On June 11, 1996, Mr. McLin and Byron Scordelis, President of EurekaBank, met with Edward H. Sondker, Chief Executive Officer, and David A. Heaberlin, Chief Financial Officer, of Bay View and Bay View's financial advisor. Bay View proposed a "merger of equals" between Eureka Holdings and Bay View. Mr. McLin indicated that although he considered the combination of Bay View and EurekaBank to be powerful and sure to create an attractive independent franchise in the San Francisco Bay Area, the BUC Holders were expecting a sale rather than a "merger of equals." Mr. McLin subsequently discussed the Bay View proposal with the members of the Board of Directors of Eureka Holdings and then informed Bay View's representatives that there was no interest in a "merger of equals" combination.

     In early March 1997, Messrs. Sondker and Heaberlin and Bay View's financial advisor discussed with Messrs. McLin, Scordelis and George H. Krauss, Chairman of the Board of Eureka Holdings, the possibility of another meeting to explore a possible business combination of Eureka Holdings and Bay View. Messrs. Sondker and McLin met on March 24, 1997. In this meeting, Eureka Holdings agreed to provide Bay View and its advisor with certain financial information subject to the execution of a customary confidentiality agreement. The Eureka Holdings Board of Directors was advised at its regular meeting on March 25, 1997 of the existence of such discussions.

     Messrs. Sondker and McLin and Bay View's financial advisor held numerous discussions and negotiations culminating in Bay View's submission of a formal indication of interest on April 18, 1997. This letter outlined financial terms substantially similar to those to which the parties ultimately agreed and which terms were more favorable to America First than those proposed by Bay View in its June 1996 "merger of equals" proposal. Bay View also requested further due diligence to confirm the data which Eureka Holdings had previously provided, and, because the consideration in the proposed transaction would consist predominantly of Bay View Common Stock, America First requested an opportunity to perform similar due diligence on Bay View. Mr. McLin discussed the proposed Bay View transaction with the Eureka Holdings Board, which authorized Mr. McLin to continue discussions with Bay View. Following this discussion of the Eureka Holdings Board of Directors, America First retained Merrill Lynch as financial advisor. Bay View and Eureka Holdings, with the assistance of their respective investment banking advisors, and public accounting firms, proceeded with mutual due diligence with respect to the business and operations of the two companies, subject to customary confidentiality agreements. Such mutual due diligence occurred during the following three weeks and involved an extensive review by each of the parties of the credit portfolios and credit processes of the other, as well as more general financial and legal due diligence.

     On the evening of May 2, 1997, Mr. McLin met with Messrs. Sondker and Heaberlin to finalize the terms of the transaction (subject to the due diligence that was nearly complete and that had uncovered no items which would forestall the reaching of an agreement). On May 6, 1997, at a regularly scheduled meeting, the General Partner and the Eureka Holdings Board of Directors, advised by Wachtell, Lipton, Rosen & Katz and Merrill Lynch (as well as the management of Eureka Holdings), authorized the management of Eureka Holdings and the General Partner to enter into a merger agreement and stock option agreements on substantially the terms discussed in the meeting on that date. On May 7, 1997, the Executive Committee of the Bay View Board of Directors, acting by specifically delegated authority, similarly authorized the execution of a merger agreement and stock option agreements on substantially the terms discussed in the meeting on that date. On May 8, 1997, such agreements were executed.

      America First's Reasons for the Merger. Since the formation of America First and initial public offering of BUCs in 1987, it has been the stated goal of the Partnership to purchase through government assisted acquisitions one or more depository institutions and, after making operating improvements, to seek to realize the value created for the BUC Holders.

     The General Partner of America First and the Board of Directors of Eureka Holdings believe that the Bay View Merger Proposal is fair to, and in the best interests of, America First and the BUC Holders. Accordingly, the General Partner and the Board of Directors of Eureka Holdings have unanimously approved the Merger Agreement and recommend that the BUC Holders CONSENT to the approval of the America First Merger Proposal.

     In negotiating the terms of the Merger and in considering its recommendation for the approval of the Merger Agreement, the General Partner and the Board of Directors of Eureka Holdings considered a number of factors including, without limitation, the following:

     (i) the General Partner's and the Eureka Holdings Board's desire to complete the commitment made in 1987 when America First was formed and BUCs were sold in an initial public offering that the Partnership would purchase through government assisted acquisitions one or more depository institutions and, after making operating improvements, would seek to realize the value created for the BUC Holders;

     (ii) the terms and conditions of the proposed Merger, including the premium to be paid (approximately 32% based on the closing price of the BUCs on the day prior to announcement of the Merger and the estimated value of the Merger Consideration to BUC Holders on May 8, 1997) and the tax-deferred nature of the transaction to America First and the BUC Holders relating to the receipt of Bay View Common Stock;

     (iii) information regarding historical market prices and other information with respect to the BUCs and the Bay View Common Stock;

     (iv) the prospects of positive long-term performance of Bay View Common Stock;

     (v) the financial presentation of America First's financial advisor, Merrill Lynch, and the opinion dated May 8, 1997 of Merrill Lynch to America First to the effect that, as of such date and based upon and subject to certain matters stated in such opinion, the Merger Consideration was fair, from a financial point of view, to America First;

     (vi) the increase in market capitalization and liquidity for BUC Holders afforded by a combination with Bay View;

     (vii) the Merger Agreement, the Option Agreements and the other documents executed in connection with the Merger;

     (viii) the impact of the Merger and the Bank Merger on depositors, employees, customers and communities served by Eureka Holdings and its subsidiary EurekaBank; and

     (ix) the General Partner's and Eureka Holdings Board's assessment of Eureka Holdings' strategic alternatives to the Merger, including remaining an independent company, conducting acquisitions, and merging or consolidating with a party or parties other than Bay View.

     The foregoing discussion of the factors considered by the General Partner and the Eureka Holdings Board is not intended to be exhaustive. In view of the wide variety of factors considered in connection with their evaluation of the Merger, the General Partner and the Eureka Holdings Board did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the specific factors considered in reaching its determination.

      Bay View's Reasons for the Merger. Since 1995, Bay View has attempted to build a more diversified financial services company and increase its market share in the San Francisco Bay Area through acquisitions. Bay View has successfully completed the acquisitions of CTL, a consumer finance company, and CGC, a commercial finance company. See also "The Summary--Parties to the Merger." Bay View had considered adding to its San Francisco Bay Area banking franchise, and was receptive when presented with the opportunity to initiate formal discussions with America First.

     The Bay View Board believes that the Bay View Merger Proposal is fair to, and in the best interests of, Bay View and its stockholders. Accordingly, the Bay View Board has unanimously approved the Merger Agreement and recommends that Bay View stockholders vote FOR the approval of the Bay View Merger Proposal.

     In negotiating the terms of the Merger and in considering its recommendation for the approval of the Merger Agreement, the Bay View Board considered a number of factors including, without limitation, the following:

     (i) the Merger Consideration to be paid for the Eureka Holdings Common Stock in relation to the book value, earnings per share and market value of the Bay View Common Stock;

     (ii) the opportunity to expand Bay View Bank's banking services in the San Francisco Bay Area and to become the largest deposit franchise among financial institutions which operate exclusively in the Bay Area;

     (iii) the Bay View Board's review, based in part on analyses of Hovde and Bay View management's due diligence review of Eureka Holdings, of the business, operations and financial condition of Eureka Holdings and its subsidiaries, the prospects of combining the financial institutions of the parties, and the increased market presence, economies of scale, cost savings opportunities and enhanced opportunities for growth made possible thereby; in this regard, the Bay View Board noted that the Merger would result in Bay View becoming one of the largest publicly traded financial institution holding companies in the San Francisco Bay Area;

     (iv) the short-term and long-term impact the Merger is anticipated to have on Bay View's consolidated results of operations, including anticipated cost savings resulting from consolidation in certain areas;

     (v) the opportunity to replace $700 million annual low yield asset run-off with higher yield assets;

     (vi)  the ability of Bay View Bank to rapidly reduce wholesale borrowings;

     (vii) the opinion of Hovde that, as of May 8, 1997, the Merger Consideration to be paid by Bay View pursuant to the Merger Agreement was fair, from a financial point of view, to the holders of Bay View Common Stock (see "--Opinion of Bay View's Financial Advisor");

     (viii) the impact of the Merger and the Bank Merger on depositors, employees, customers and communities served by Bay View and Eureka Holdings and their respective subsidiaries;

     (ix) the expectation that the Merger will be a tax-free transaction to Bay View and its stockholders and that the Merger will be accounted for under the purchase method of accounting (see "--Federal Income Tax Consequences of the Merger" and "--Accounting Treatment");

     (x) the terms of the Merger Agreement, the Option Agreements and the other documents executed in connection with the Merger; and

     (xi) the expectation that the Merger will generate significant free cash flow prospectively, which will support future asset growth and may likely be returned to Bay View for redeployment through accretive acquisitions and share repurchases.

      In view of the wide variety of factors considered in connection with its evaluation of the Merger, the Bay View Board did not find it practicable to, and did not quantify or otherwise attempt to, assign relative weights to the specific factors considered in reaching its determination. There can be no assurance that the actual results of the Merger will be favorable to Bay View or its stockholders.

Recommendations of the Boards of Directors

      Bay View. The Bay View Board has unanimously approved the Merger Agreement and the transactions contemplated thereby and has determined that the Bay View Merger Proposal and the issuance of the Bay View Common Stock pursuant thereto are in the best interests of Bay View and its stockholders. The Bay View Board therefore unanimously recommends a vote FOR approval of the Bay View Merger Proposal.

      For a discussion of the factors considered by the Bay View Board in reaching its decision to approve the Merger Agreement, see "--Background of and Reasons for the Merger--Bay View's Reasons for the Merger."

      Eureka Holdings and America First. The Eureka Holdings Board and America First Capital, the General Partner of America First, have unanimously approved the Merger Agreement and the transactions contemplated thereby and have determined that the America First Merger Proposal is fair to, and in the best interests of, Eureka Holdings, America First and the BUC Holders. The Board of Directors of Eureka Holdings and America First Capital therefore unanimously recommend a CONSENT to the America First Merger Proposal.

      For a discussion of the factors considered by the Eureka Holdings Board and America First Capital in reaching its decision to approve the Merger Agreement, see "--Background of and Reasons for the Merger-- America First's Reasons for the Merger."

Merger Consideration

      Subject to the terms, conditions and procedures set forth in the Merger Agreement, upon consummation of the Merger, America First, as the sole stockholder of Eureka Holdings, will be entitled to receive in exchange for all of the outstanding Eureka Holdings Common Stock (i) $90 million in cash and (ii) a number of shares of Bay View Common Stock (and the associated Rights under the Bay View Stockholder Protection Rights Agreement) having an assigned market value of $210 million, subject to adjustment as described below, based upon a formula that values the Bay View Common Stock for this purpose on the basis of its trading price during a defined pricing period. Specifically, upon consummation of the Merger, in addition to the $90 million in cash, all of the outstanding shares of Eureka Holdings Common Stock will be converted into the right to receive the number of shares of Bay View Common Stock determined by dividing $210 million by the Average Bay View Stock Price. The "Average Bay View Stock Price" is the average (rounded to four decimal points) of the average closing sale price of one share of Bay View Common Stock on the Nasdaq for the 20 consecutive full trading days ending on the fifth business day immediately prior to the Merger closing date, but not in excess of $26.00 or less than $21.00 unless the Average Bay View Stock Price is less than $21.00, Eureka Holdings has given notice of its intention to terminate the Merger Agreement and Bay View has made an Adjustment Election, as described in the next paragraph.

      If the Average Bay View Stock Price is less than $21.00, Eureka Holdings shall have the right to terminate the Merger Agreement unless Bay View shall make an Adjustment Election. Pursuant to an "Adjustment Election," Bay View shall agree that the Average Bay View Stock Price shall be calculated without regard to the $21.00 minimum Average Bay View Stock Price. For example, if an Adjustment Election is made and the Average Bay View Stock Price is $20.00, the number of shares of Bay View Common Stock to be issued in the Merger, will be determined by dividing $210 million by $20.00, i.e., 10,500,000 shares. In determining whether to make an Adjustment Election, the Bay View Board will take into consideration certain factors including, among others (i) the projected effect of the Merger on Bay View's pro forma earnings per share, and (ii) whether the assessment of the prospects of the combined entities by the Bay View Board justifies the issuance of more than 10,000,000 shares of

Bay View Common Stock. The Bay View Board will also take into account the opinion of Hovde, which provides that the consideration to be paid to Eureka Holdings is fair from a financial point of view to the Bay View stockholders even if Bay View agrees to issue as many as 11,111,111 shares of Bay View Common Stock pursuant to an Adjustment Election based on an Average Bay View Stock Price of $18.90. By approving the Merger Agreement, the stockholders of Bay View are authorizing the Bay View Board, in the exercise of its discretion, to make an Adjustment Election, provided the Average Bay View Stock Price is at least $18.90. If the Average Bay View Stock Price is less than $18.90, the Bay View Board will not make an Adjustment Election without stockholder approval. If the Average Bay View Stock Price is in excess of $26.00, the number of shares of Bay View Common Stock to be issued in the Merger will be determined by dividing $210 million by $26.00, i.e., 8,076,923 shares. Assuming the issuance of 8,076,923 shares of Bay View Common Stock in the Merger and based on the $26.9375 per share closing price of the Bay View Common Stock reported on Nasdaq for September 15, 1997, the aggregate market value of such shares would be $217,572,115.

     Due to the potential for volatility in the price per share of Bay View Common Stock, there can be no guarantee that the market price per share of Bay View Common Stock at and subsequent to the Effective Time will be equal to or greater than the Average Bay View Stock Price. Accordingly, the market value of the Total Stock Consideration to be paid to the Partnership may be greater or less than $210 million.

Opinion of Bay View's Financial Advisor

     Bay View has retained Hovde to act as its financial advisor in connection with the Merger. Hovde has rendered its written opinion to the Bay View Board ("the Hovde Opinion"), dated May 8, 1997, to the effect that, based upon and subject to the factors and assumptions set forth in such opinion, and as of the date of such opinion, the Merger Consideration to be paid by Bay View was fair to the stockholders of Bay View.

     The full text of the Hovde Opinion, which sets forth, among other things, assumptions made, matters considered and qualifications and limitations on the review undertaken, is attached hereto as Appendix II and is incorporated herein by reference. Bay View stockholders are urged to read the Hovde Opinion in its entirety. The Hovde Opinion which was directed to the Bay View Board, addresses only the fairness to the holders of Bay View Common Stock, from a financial point of view, of the consideration to be paid by Bay View for the Eureka Holdings Common Stock pursuant to the Merger Agreement, and does not constitute a recommendation to any Bay View stockholder as to how such stockholder should vote. The Hovde Opinion was rendered to the Bay View Board for its consideration in determining whether to approve the Merger Agreement. The following summary of the Hovde Opinion is qualified in its entirety by reference to the full text of the Hovde Opinion.

     No limitations were imposed by Bay View on the scope of Hovde's investigation or the procedures to be followed by Hovde in rendering its opinion. Hovde was not requested to and did not make any recommendation to the Bay View Board as to the form or amount of consideration to be offered by Bay View to Eureka Holdings in the Merger Consideration, which was determined through arm's-length negotiations between the parties. In arriving at its opinion, Hovde did not ascribe a specific range of value to Bay View or Eureka Holdings, but rather made its determination as to the fairness, from a financial point of view, of the consideration to be offered by Bay View to Eureka Holdings in the Merger on the basis of the financial and comparative analyses described below. Hovde was not requested to opine as to, and its opinion does not address, Bay View's underlying business decision to proceed with or effect the Merger.

      During the course of the engagement, Hovde reviewed and analyzed material bearing upon the financial and operating conditions of Bay View, America First, Eureka Holdings and EurekaBank and material prepared in connection with the proposed transaction, including the following: the Agreement; certain publicly available information concerning Bay View, Eureka Holdings, America First and EurekaBank, including, as applicable: Bay View's and America First's financial statements for each of the three years ended December 31, 1994 through December 31, 1996; documents filed with the SEC and the OTS by any of the foregoing entities for the aforementioned three year period and for the quarterly period ended March 31, 1997; as applicable, recent internal reports and financial projections for each of the aforementioned companies; the nature and terms of recent sale and merger transactions involving thrifts and thrift holding companies that Hovde considered relevant; and financial and other information provided to Hovde by the management of Bay View, America First, Eureka Holdings and EurekaBank.

      In arriving at its opinion, Hovde assumed and relied upon the accuracy and completeness of the financial and other information used by it without assuming any responsibility for independent verification of such information and further relied upon the assurances of the managements of Bay View and Eureka Holdings that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections of Bay View and Eureka Holdings, upon advice of Bay View, Hovde assumed that such projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the respective managements of Bay View and of Eureka Holdings, as to the future financial performance of Bay View and Eureka Holdings including, without limitation, with respect to projected cost savings, operating synergies and revenue enhancements expected to result from a combination of the businesses of Bay View and Eureka Holdings and that Bay View and Eureka Holdings would perform, and that the combined company will perform, substantially in accordance with such projections. Upon advice of Bay View and its legal and accounting advisors, Hovde assumed that the Merger will be accounted for using the purchase method of accounting. In arriving at its opinion, Hovde did not conduct a physical inspection of the properties and facilities of Bay View and Eureka Holdings or EurekaBank and did not make or obtain any evaluations or appraisals of the assets or liabilities of Bay View or Eureka Holdings. In addition, Hovde noted that it is not expert in the evaluation of loan portfolios or allowances for loan and real estate owned losses and, upon advice of Bay View, it assumed that the allowances for loan and real estate owned losses (as currently stated or as adjusted for in connection with the Merger) provided to it by Bay View and used by it in its analysis and in arriving at its opinion were in the aggregate adequate to cover all such losses. Hovde's opinion necessarily was based upon market, economic and other conditions as they existed on, and could be evaluated as of, the date of its opinion.

     The following is a summary of all material analyses Hovde performed in arriving at its opinion dated May 8, 1997 as to the fairness, from a financial point of view, to the holders of Bay View Common Stock of the Merger Consideration. In connection with the preparation and delivery of its opinion to the Board of Directors of Bay View, Hovde performed a variety of financial and comparative analyses, as described below. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial and comparative analysis and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. Furthermore, in arriving at its opinion, Hovde did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Hovde believes that its analyses must be considered as a whole and that considering any portion of such analyses and factors, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying its opinion. In its analyses, Hovde made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Bay View. Any estimates contained in these analyses were not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth therein. In addition, analyses relating to the value of businesses did not purport to be appraisals or to reflect the prices at which businesses may actually be sold.

     Purchase Price Analysis. Hovde calculated the price-to-book, price-to-tangible book, price to earnings multiple, and deposit premium paid (defined as the transaction value, minus the tangible book value, divided by total deposits), in the Merger. This analysis yielded a price-to-book value multiple of 1.66x, a price-to-tangible book value multiple of 1.68x, a price to 1996 earnings multiple of 9.38x (based on Eureka Holdings' earnings, before non-recurring items, for the 12 months ended December 31, 1996), a price to estimated 1997 earnings multiple of 15.36x, and a deposit premium of 6.80%.

     Comparable Company Analysis. Using publicly available information, Hovde compared the financial performance and stock market valuation of Eureka Holdings with the following selected savings institutions with assets between $2 billion and $3 billion (the "Comparable Thrift Group") deemed relevant by Hovde: PFF Bancorp (CA), Commonwealth Bancorp (PA), First Republic Bancorp (CA), CENFED Financial Corp (CA), CitFed Bancorp Inc. (OH), BankAtlantic Bancorp (FL), Great Financial Corporation (KY), and New York Bancorp Inc. (NY). Indications of such financial performance and stock market valuation included profitability (return on average assets and return on average equity for the latest 12 month period ended December 31, 1996, of 1.37% and 19.46%, respectively, for

Eureka Holdings and medians of 0.65% and 10.08%, respectively, for the Comparable Thrift Group); the ratio of tangible equity to tangible assets (7.91% for Eureka Holdings and a median of 5.86% for the Comparable Thrift Group); the ratio of non-performing assets to total loans and real estate owned (.69% for Eureka Holdings and a median of 1.63% for the Comparable Thrift Group); the ratio of price to estimated 1997 earnings per share (9.54x for Eureka Holdings and a median of 11.83x for the Comparable Thrift Group); the ratio of price-to-book (1.11x for Eureka Holdings and a median of 1.49x for the Comparable Thrift Group) and the ratio of price-to-tangible book (1.13x for Eureka Holdings and a median of 1.63x for the Comparable Thrift Group). These ratios for the Comparable Thrift Group are based on public financial statements as of December 31, 1996 and closing stock market prices on May 7, 1997. Earnings per share are based on the most recent median estimates for 1997 earnings published by Zacks Investment Research ("Zacks"). Zacks is a data service that monitors and publishes compilations of earnings estimates produced by selected research analysts covering companies of interest to institutional investors. These ratios for Eureka Holdings are based on public financial statements as of December 31, 1996, Zacks 1997 earnings per share estimates as of May 7, 1997 and the closing price per unit for BUCs of $31.00 as of close of business on May 7, 1997, the last trading day prior to the announcement of the Merger.

      Because of the inherent differences in the businesses, operations, financial conditions and prospects of Bay View, Eureka Holdings and the companies included in the Comparable Thrift Group, Hovde believed that a purely quantitative comparable company analysis would not be particularly meaningful in the context of the Merger. Hovde believed that the appropriate use of a comparable company analysis in this instance would involve qualitative judgments concerning the differences between Eureka Holdings and the companies included in the Comparable Thrift Group which would affect the trading values of the comparable companies and Eureka Holdings.

      Comparable Transaction Analysis. Using publicly available information, Hovde reviewed certain terms and financial characteristics, including historical price-to-earnings ratio, the price-to-book ratio, the price-to-tangible book ratio, and the deposit premium paid at the time of transaction announcement, of thrift institution merger or acquisition transactions announced from May 1, 1996 to May 1, 1997 (the "Comparable Thrift Transactions Group") with asset size of the target greater than $1 billion and less than $5 billion. The median values for these transactions for the price-to-latest-12-months-earnings ratio, price-to-book ratio and price-to-tangible book ratio were 16.16x, 1.64x and 1.67x, respectively. These compared to transaction multiples of 9.38x, 1.66x, and 1.68x for Eureka Holdings based on the closing price of Bay View Common Stock on May 7, 1997. The range of deposit premiums paid in these transactions was 3.58% to 26.6%, with a median value of 8.48% compared to a deposit premium of 6.80% for Eureka Holdings. Four thrift transactions with the targets' asset size between $1 billion and $5 billion have been publicly announced since May 1, 1997. The median values for these transactions for the price-to-latest-12-months-earnings ratio, price-to-book ratio and price-to-tangible book ratio were 14.7x, 1.82x and 1.87x, respectively. Due to Eureka Holdings' use of net operating losses in 1996, Eureka Holdings' price-to-earnings ratio may not be comparable to those of other institutions.

      Because the reasons for and circumstances surrounding each of the transactions analyzed were so diverse and because of the inherent differences in the businesses, operations, financial conditions and prospects of Eureka Holdings and the companies included in the Comparable Thrift Transactions Group, Hovde believed that a purely quantitative comparable transaction analysis would not be particularly meaningful in the context of the evaluation of the fairness of the Merger Consideration. Hovde believed that the appropriate use of a comparable transaction analysis in this instance would involve qualitative judgments concerning the differences between the characteristics of these transactions and the Merger which would affect the acquisition values of the acquired companies and Eureka Holdings.

      Discounted Terminal Value Analysis. Hovde estimated the value of the BUCs by estimating the terminal, or private market, value of the BUCs at December 31, 2000, and discounting this terminal value back to the present assuming a range of discount rates from 12% to 15%. Hovde derived an estimate of a range of terminal values by applying multiples ranging from 14 times to 18 times estimated year-end 2000 net income, as well as multiples ranging from 1.60 times to 2.00 times estimated year-end 2000 book value. Hovde assumed a 10% annual growth rate in earnings through 2000, starting from Zacks 1997 earnings estimate for Eureka Holdings. This analysis and its underlying assumptions yielded a range of total values for Eureka Holdings of approximately $239 to $375 million, as compared to a total transaction value of $300 million. In arriving at the value of Eureka Holdings' book value at December 31, 2000, Hovde assumed 10% earnings growth and 100% earnings retention from March 31, 1997 through

December 31, 2000. These rates and values were chosen to reflect different assumptions regarding the required rates of return of holders or prospective buyers of BUCs.

      Pro Forma Merger Analysis. Hovde analyzed the impact of the Merger on Bay View's estimated earnings per share based on the most recent estimates for the 1998 and 1999 earnings of Bay View published by Zacks. In connection with this analysis, management of Bay View provided Hovde with projections for cost savings and fee income and net interest income revenue enhancements expected to result from the Merger, which projections were incorporated in Hovde's analyses. Based on Zacks estimates, assumed growth rates and management projections of cost savings and revenue enhancements, Hovde concluded that the Merger Consideration would result in dilution on a stated basis of 9.6% to Bay View's earnings per share in 1998 and accretion of 4.5% in 1999. In addition, Hovde concluded that the Merger Consideration would result in accretion to Bay View's earnings per share on a cash basis of 3.2% in 1998 and 15.5% in 1999 (excluding the positive impact of utilizing net operating loss carry forwards).

      Contribution Analysis. Hovde analyzed the respective contributions of Eureka Holdings and Bay View to the combined company's pro forma balance sheet as of December 31, 1996 and pro forma historic net income for 1996, without giving effect to any cost savings or revenue enhancements resulting from the Merger. This analysis showed that Eureka Holdings would have contributed 42% of total assets, 38% of total gross loans, 49% of total equity and 48% of common equity on a pro forma basis as of December 31, 1996, and that Eureka Holdings' contribution to the combined company's pre-tax income for the year-ended 1996, adjusted for non-recurring items, would have been 40%. Furthermore, this analysis showed that Eureka Holdings' contribution to pre-tax income for the quarter-ended March 31, 1997, adjusted for non-recurring items, would also have been 40%.

      Hovde is a nationally recognized investment banking firm. Hovde, as part of its investment banking business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, competitive biddings, private placements and valuations for corporate and other purposes. The Bay View Board retained Hovde based upon Hovde's experience and expertise and its familiarity with Bay View and Eureka Holdings. Hovde is acting as financial advisor to Bay View in connection with the Merger. Pursuant to a letter agreement dated April 4, 1997, between Bay View and Hovde, Bay View has agreed to pay Hovde a fee equal to 1% of the aggregate consideration payable in connection with the Merger (expected to be $3.0 million), $120,000 of which was paid to Hovde upon the signing of the Merger Agreement. The letter agreement with Hovde also provides that Bay View will reimburse Hovde for its reasonable out-of-pocket expenses incurred in connection with the Merger and indemnify Hovde and certain related persons and entities against certain liabilities, including liabilities under securities laws, incurred in connection with its services thereunder.

Opinion of America First's Financial Advisor

      America First retained Merrill Lynch to act as its exclusive financial advisor in connection with a possible business combination with Bay View. Pursuant to the terms of its engagement, Merrill Lynch agreed to assist America First in analyzing, structuring, negotiating and effecting a transaction with Bay View. America First selected Merrill Lynch because Merrill Lynch is an internationally-recognized investment banking and advisory firm with substantial experience in transactions similar to the Merger and is familiar with America First and its business. As part of its investment banking business, Merrill Lynch is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions.

      As part of its engagement, representatives of Merrill Lynch attended the meetings of the Eureka Holdings and EurekaBank Boards and of the General Partner held on May 6, 1997 and May 7, 1997 (by phone) at which the Eureka Holdings, EurekaBank and America First Boards considered and approved the Merger Agreement. On May 7, 1997 (by phone), Merrill Lynch rendered its oral opinion that, as of such date, the Merger Consideration was fair to America First from a financial point of view. This opinion was confirmed in writing as of the date of the Merger Agreement. Such opinion was reconfirmed in writing as of the date of this Joint Solicitation Statement/Prospectus.

      The full text of Merrill Lynch's updated written opinion dated as of the date of this Joint Solicitation Statement/Prospectus is attached hereto as Appendix III and is incorporated herein by reference. The description of the opinion set forth herein is qualified in its entirety by reference to Appendix
III.  BUC Holders are urged to read
the opinion in its entirety for a description of the procedures followed, assumptions made, matters considered, and qualifications and limitations on the view undertaken by Merrill Lynch in connection therewith.

     The Merrill Lynch Opinion is directed to America First and addresses only the Merger Consideration to be received by America First. Merrill Lynch was not requested to opine with regard to the Distribution and has not delivered any opinion relating to the Distribution. In addition, the Merrill Lynch opinion does not address the underlying business decision to proceed with the Merger and does not constitute a recommendation to any BUC Holder as to whether such BUC Holder should consent to the Merger or any other matter in connection therewith.

     Merrill Lynch has informed America First that in arriving at its written opinion, Merrill Lynch, among other things: (1) reviewed certain publicly available business and financial information relating to Bay View and Eureka Holdings which Merrill Lynch deemed to be relevant under the circumstances; (2) reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of Bay View and Eureka Holdings, as well as the amount and timing of the cost savings and related expenses and revenue enhancements expected to result from the Merger (the "Expected Synergies"), furnished to Merrill Lynch by senior management of Bay View and Eureka Holdings; (3) conducted discussions with members of senior management of Bay View and Eureka Holdings concerning the foregoing, including the respective businesses, earnings, cash flow, assets, liabilities, prospects, regulatory condition and contingencies of Bay View and Eureka Holdings, before and after giving effect to the Merger and the Expected Synergies, and such senior managements' views as to the future financial performance of Bay View and Eureka Holdings as the case may be; (4) reviewed the market prices and valuation multiples for the shares of Bay View Common Stock and the BUCs and compared them with those of certain publicly traded companies which Merrill Lynch deemed to be relevant; (5) reviewed the results of operations of Bay View and Eureka Holdings and compared them with those of certain publicly traded companies which Merrill Lynch deemed to be relevant; (6) reviewed the proposed financial terms of the Merger with the financial terms of certain other transactions which Merrill Lynch deemed to be relevant; (7) considered, based upon information provided by senior management of Bay View and Eureka Holdings, the pro forma impact of the Merger on the earnings, book and tangible book value per share, consolidated capitalization, and certain balance sheet and profitability ratios of Bay View;
(8) reviewed a draft of the Merger Agreement and a draft of the Option Agreements; and (9) reviewed such other financial studies and analyses and took into account such other matters as Merrill Lynch deemed necessary, including its assessment of general economic, market and monetary conditions.

     In preparing its opinion, Merrill Lynch, with America First's consent, assumed and relied upon the accuracy and completeness of all information supplied or otherwise made available to Merrill Lynch, discussed with or reviewed by or for Merrill Lynch, or publicly available, and Merrill Lynch did not assume any responsibility for independently verifying such information or undertaking an independent evaluation or appraisal of any of the assets or liabilities, contingent or otherwise of Eureka Holdings or Bay View or any of their subsidiaries or affiliates, nor was it furnished any such evaluation or appraisal. Merrill Lynch is not an expert in the evaluation of allowances for loan losses, and it has not made an independent evaluation of the adequacy of the allowance for loan losses of Bay View or Eureka Holdings, nor has it reviewed any individual credit files relating to Eureka Holdings or Bay View, and it has further assumed, with America First's consent, that the aggregate allowance for loan losses for each of Eureka Holdings and Bay View is adequate to cover such losses and will be adequate on a pro forma basis for the combined entity. In addition, it has not conducted any physical inspection of the properties or facilities of Bay View or Eureka Holdings. With respect to the financial forecast information, including, without limitation, financial forecasts, evaluations of contingencies and projections regarding under-performing and non-performing assets, net charge-offs, adequacy of reserves and future economic conditions, and the Expected Synergies, furnished to or discussed with Merrill Lynch by Bay View of Eureka Holdings, we have assumed, with America First's consent, that they have been reasonably prepared and reflect the best currently available estimates, allocations and judgment of Bay View's or Eureka Holdings' management as to the expected future financial performance of Bay View or Eureka Holdings, as the case may be, and the combined entity and the Expected Synergies. Merrill Lynch expresses no opinion as to such financial forecast or the Expected Synergies or the assumptions on which they were based. Merrill Lynch has further assumed, with America First's consent, that the Merger will be accounted for as a purchase under generally accepted accounting principles and that it will qualify as a tax-free reorganization for United States federal income tax purposes and that approximately $90 million of subordinated debt will be raised by Bay View upon closing of the Merger and to be assumed by Bay View Bank. Merrill Lynch's opinion was necessarily based on economic, market and other conditions as in effect on, and the information made available to it as of, the date of its opinion.

For the purposes of rendering its opinion, Merrill Lynch assumed, in all respects material to its analysis, that the representations and warranties of each party in the Merger Agreement and all related documents and instruments (collectively, the "Documents") contained therein were true and correct, that each party to the Documents will perform all of the covenants and agreements required to be performed by such party under such Documents, and that all conditions to the consummation of the Merger will be satisfied without waiver thereof. Merrill Lynch also assumed that in the course of obtaining the necessary regulatory or other consents or approvals (contractual or otherwise) for the Merger, no restrictions, including any divestiture requirements or amendments or modifications, will be imposed that will have a material adverse effect on the contemplated benefits of the Merger.

     In connection with rendering its written opinion dated May 8, 1997, Merrill Lynch performed a variety of financial analyses, including those summarized below. The summary set forth below does not purport to be a complete description of the analyses performed by Merrill Lynch. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to a partial analysis or summary description. Accordingly, notwithstanding the separate factors summarized below, Merrill Lynch believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors considered by it, without considering all analyses and factors, or attempting to ascribe relative weights to some or all such analyses and factors, could create an incomplete view of the evaluation process underlying Merrill Lynch's opinion.

     In performing its analyses, Merrill Lynch made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of America First, Eureka Holdings, Bay View and Merrill Lynch. The analyses performed by Merrill Lynch are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely as part of Merrill Lynch's analysis of the fairness to America First of the Merger Consideration to be paid pursuant to the Merger Agreement and were provided to America First and the General Partner in connection with the delivery of Merrill Lynch's opinion. Merrill Lynch gave the various analyses described below approximately similar weight and did not draw any specific conclusions from or with regard to any one method of analysis.
With respect to the comparison of selected companies analysis and the analysis of selected thrift merger transactions summarized below, no public company utilized as a comparison is identical to the Eureka Holdings or Bay View. Accordingly, an analysis of publicly traded comparable companies and comparable business combinations is not mathematical; rather it involves complex considerations and judgments concerning the differences in financial and operating characteristics of the companies and other factors that could affect the public trading values of the companies concerned. The analyses does not purport to be appraisals or to reflect the prices at which America First might actually be sold or the prices at which any securities may trade at the present time or at any time in the future. In addition, as described above, Merrill Lynch's opinion is just one of many factors taken into consideration by America First.

     The projections furnished to Merrill Lynch and used by it in certain of its analyses were prepared by the senior management of Eureka Holdings and Bay View. Eureka Holdings and Bay View do not publicly disclose internal management projections of the type provided to Merrill Lynch in connection with its review of the Merger, and as a result, such projections were not prepared with a view towards public disclosure. The projections were based on numerous variables and assumptions which are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions, and accordingly, actual results could vary significantly from those set forth in such projections.

     The following is a summary of the material analyses presented by Merrill Lynch to the Eureka Holdings and EurekaBank Boards and the management committee of the General Partner on May 6, 1997 and May 7, 1997 (by phone) (the "Merrill Lynch Report") in connection with its fairness opinion delivered as of the date of the Merger Agreement.

      Summary of Proposal. Merrill Lynch reviewed the terms of the proposed transaction, including the Merger Consideration to be paid by Bay View pursuant to the Merger Agreement and the aggregate transaction value. Based on the aggregate transaction value of $300 million, Merrill Lynch calculated the price to book, price to tangible book and price to earnings multiples, and the implied deposit premium paid (defined as the transaction value minus the tangible book value divided by total deposits) in the contemplated transaction. This analysis yielded a price to book value multiple of 1.66x, a price to tangible book value multiple of 1.68x, a price to earnings multiple of 22.84x (based on America First earnings, excluding the impact of the SAIF assessment and fully tax effected with a 41.5% tax rate, for the 12 months ended March 31,
1997) and an implied deposit premium of 6.44%.

     Discounted Dividend Stream Analysis - America First. Using a discounted dividend stream analysis, Merrill Lynch estimated the present value of the future streams of after tax cash flows that America First could produce on a stand-alone basis from 1997 through 2002 ("dividendable net income"). In this analysis, Merrill Lynch assumed that America First performed in accordance with the earnings forecasts provided to Merrill Lynch by Eureka Holdings' senior management and that Eureka Holdings' tangible common equity to tangible asset ratio would be maintained at a minimum 8.16% level (based upon Eureka Holdings' current ratios). Merrill Lynch estimated the terminal values for the Eureka Holdings at 10.0, 11.0 and 12.0 times Eureka Holdings' 2002 estimated operating income (defined as net income before intangible amortization). The dividendable net income streams and terminal values were then discounted to present values using different discount rates (ranging from 12% to 14%) chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Eureka Holdings. This discounted dividend stream analysis indicated a reference range of between $139.7 million and $176.2 million for Eureka Holdings. Merrill Lynch also calculated the net present value of net operating loss carryforwards maintained by Eureka Holdings. Utilizing different discount rates (ranging from 6% to 8%), the value net present value analysis indicated a reference range of $38.7 million to $42.9 million for the net operating loss carryforwards. The analysis was based upon Eureka Holdings' senior management's projections, which were based upon many factors and assumptions, many of which are beyond the control of Eureka Holdings. As indicated above, this analysis is not necessarily indicative of actual values or actual future results and does not purport to reflect the prices at which any securities may trade at the present or at any time in the future. Merrill Lynch noted that the discounted dividend stream analysis was included because it is a widely used valuation methodology, but noted that the results of such methodology are highly dependent upon the numerous assumptions that must be made, including earnings growth rates, dividend payout rates, terminal values and discount rates.

     Analysis of Selected Thrift Merger Transactions - America First. Merrill Lynch reviewed publicly available information regarding five thrift merger transactions with a value range between $25 million and $2 billion which had occurred in California since January 1, 1996. These transaction included:
Temple-Inland, Inc. and California Financial; MacAndrews & Forbes and CalFed Bancorp; Washington Mutual and Keystone Holdings; Cathay Bancorporation and First Public Savings; and Luther Burbank S&L and NHS Financial. Merrill Lynch compared the price to book value, price to tangible book value and price to earnings ratios and the implied deposit premium paid in the contemplated transaction and in such selected thrift merger transactions. This analysis yielded a range of price to book value multiples of 1.17x to 1.71x with a mean of 1.50x and median of 1.54x (compared with a transaction multiple of 1.66x for America First), a range of price to tangible book value multiples of 1.17x to 1.71x with a mean of 1.50x and a median of 1.54x (compared with a transaction multiple of 1.68x for America First), a range of price to trailing 12 months earnings multiples of 11.05x to 17.53x with a mean of 14.50x and a median of 14.72x (compared with a transaction multiple of 22.84x for America First) and a range of implied deposit premiums paid of 2.95% to 6.41% with a mean of 4.46% and a median of 4.16% (compared with a transaction multiple of 6.44% for America First). This analysis yielded an overall imputed reference range for America First of $145.1 million to $309 million, and $190.5 million to $278.3 million based on the mean and median imputed range.

     Merrill Lynch also reviewed publicly available information regarding 15 merger transactions with a value between $100 million and $500 million which had occurred nationwide between April 15, 1996 and April 15, 1997. These transactions included: Astoria Financial Corporation and Greater New York Savings Bank; TCF Financial Corporation and Standard Financial; Provident Bankshares Corporation and First Citizens Financial Corporation; CCB Financial Corporation and American Federal Bank; CFX Corporation and Portsmouth Bank Shares; Sovereign Bancorp and Bankers Corp; Temple-Inland, Inc. and California Financial; Webster Financial Corporation and DS Bancor; Mutual Savings Bank and First Federal Bancshares of Eau Claire; UST Corp and Walden Bancorp; North Fork Bancorporation and North Side Savings; First Union and Center Financial Corporation; First Union and Home Financial Corporation; Peoples Heritage Financial and Family Bancorp; the NationsBank and TAC Bancshares. Merrill Lynch compared the price to book value, price to tangible book value and price to earnings ratios and the implied deposit premium paid in the contemplated transaction and in such selected thrift merger transactions. This analysis yielded a range of price to book value multiples of 1.08x to 2.81x with a mean of 1.76x and a median of

1.72x (compared with a transaction multiple of 1.66x for American First), a range of price to tangible book value multiples of 1.08x to 3.03x with a mean of 1.83x and a median of 1.75x (compared with a transaction multiple of 1.68x for America First), a range of price to trailing 12 months earnings multiples of 11.97x to 19.59x with a mean of 15.77x and a median of 16.57x (compared with a transaction multiple of 22.84x for America First) and a range of implied deposit premiums paid of 3.16% to 19.39% with a mean of 9.04% and a median of 8.21% (compared with a transaction multiple of 6.44% for America First). This analysis yielded an overall imputed reference range for America First of $157.2 million to $544.7 million, and $207.1 million to $349.0 million based on the mean and median imputed range.

     No company or transaction used in the above analysis as a comparison is identical to America First or the contemplated transaction. Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading value of America First and the companies to which they are being compared.

     Comparison of Selected Comparable Companies - America First.   In
connection with the Merrill Lynch report, Merrill Lynch compared selected operating and stock market results of America First to the publicly available corresponding data of certain selected other thrifts which Merrill Lynch deemed to be relevant, including Coastal Bancorp, Commonwealth Bancorp, CENFED Financial Corp., Downey Financial Corp., First Republic Bancorp, Great Financial, CitFed, MAF Bancorp, Westcorp, InterWest, St. Paul Bancorp, TR Financial, ALBANK Financial and Bay View (collectively the "America First Composite'). This comparison showed, among other things, that (i) as of May 5, 1997 the ratio of America First's market price to book value per share at March 31, 1997 was 1.06x, compared to a mean of 1.50x for the America First Composite,
(ii) as of May 5, 1997 the ratio of America First's market price to tangible book value per share at March 31, 1997 was 1.08x, compared to a mean of 1.61x for the America First Composite, (iii) as of May 5, 1997 the ratio of America First's market price to estimated earnings for the 12 month period ending December 31, 1998 was 12.76x, compared to a mean of 11.06x for the America First composite (assuming reported average Wall Street earnings estimates for both America First and the America First Composite), (iv) for the three month period ended March 31, 1997 America First's annualized return on average assets (excluding the impact of the non recurring charges and fully tax effected at a 41.5% tax rate) was 0.68% compared to a mean of 0.89% for the America First Composite, (v) for the three month period ended March 31, 1997 America First's annualized return on average equity (excluding the impact of the non recurring charges and fully tax effected at a 41.5% tax rate) was 8.36% compared to a mean of 12.31% for the America First Composite, (vi) at March 31, 1997 America First's ratio of nonperforming loans to total loans was 0.59% compared with a mean of 0.75% for the America First Composite, (vii) at March 31, 1997 America First's ratio of loan loss reserves to nonperforming assets was 80.65% compared with a mean of 107.18% for the America First Composite, (viii) for the three month period ended March 31, 1997 America First's net interest margin was 2.89% compared to a mean of 2.94% for the America First Composite, (ix) for the three month period ended March 31, 1997 America First's efficiency ratio (defined as noninterest expenses dividend by total revenues) was 59.15% compared to a mean of 61.11% for the America First Composite, (x) for the three month period ended March 31, 1997 America First's ratio of noninterest expenses to average assets was 1.51% compared to a mean of 2.13% for the America First Composite, (xi) for the three month period ended March 31, 1997 America First's ratio of noninterest income to average assets was 0.31% compared to a mean of 0.78% for the America First Composite and (xii) at March 31, 1997 America First's ratio of nonperforming assets to total assets was 0.41% compared to a mean of 0.69% for the American First Composite.

     Discounted Dividend Stream Analysis - Bay View. Using a discounted dividend stream analysis, Merrill Lynch estimated the present value of the future streams of after tax dividend streams that Bay View could produce on a stand-alone basis from 1997 through 2002. In this analysis, Merrill Lynch assumed that Bay View performed in accordance with the earnings forecasts provided to Merrill Lynch by Bay View's senior management and that Bay View's tangible common equity to tangible asset ratio would be maintained at a minimum 6.00% level. Merrill Lynch estimated the terminal values for Bay View at 10.0,
11.0 and 12.0 times Bay View's 2002 estimated operating income (defined as net income before intangible amortization). The dividendable net income streams and terminal values were then discounted to present values using different discount rates (ranging from 12% to 14%) chosen to reflect different required rates of return of holders of Bay View Common Stock. This discounted dividend stream analysis indicated a reference range of between $43.62 and $54.42 per share for Bay View Common Stock as compared to the $48.56 per share value it closed at on the Nasdaq on May 5, 1997. As indicated above, this analysis is not necessarily indicative of actual values or actual future results and does not purport to reflect the prices at which any securities may trade at the present or at any time in the future. Merrill Lynch noted that the discounted dividend stream analysis was included because it is a widely used valuation methodology, but noted that the results of such methodology are highly dependent upon the numerous assumptions that must be made, including earnings growth rates, dividend payout rates, terminal values and discount rates.

     Comparison of Selected Comparable Companies - Bay View. Merrill Lynch compared selected operating and stock market results of Bay View to the publicly available corresponding data of certain selected other thrifts which Merrill Lynch deemed to be relevant, including America First, Coastal Bancorp, Commonwealth Bancorp, CENFED Financial Corp., Downey Financial Corp., First Republic Bancorp, Great Financial, CitFed, MAF Bancorp, Westcorp, InterWest, St. Paul Bancorp, TR Financial and ALBANK Financial (collectively the "Bay View Composite"). This comparison showed, among other things, that (i) as of May 5, 1997 the ratio of Bay View's market price to book value per share at March 31, 1997 was 1.64x, compared to a mean of 1.46x for the Bay View Composite, (ii) as of May 5, 1997 the ratio of Bay View's market price to tangible book value per share at March 31, 1997 was 1.73x, compared to a mean of 1.56x for the Bay View Composite, (iii) as of May 5, 1997 the ratio of Bay View's market price to estimated earnings for the 12 month period ending December 31, 1998 was 11.51x compared to a mean of 11.13x for the Bay View Composite (assuming reported average Wall Street earnings estimates for both Bay View and the Bay View Composite), (iv) for the three month period ended March 31, 1997 Bay View's annualized return on average assets (excluding the impact of the non-recurring charges and fully tax effected for a 41.5% tax rate) was 0.69% compared to a mean of 0.89% for the Bay View Composite, (v) for the three month period ended March 31, 1997 Bay View's annualized return on average equity (excluding the impact of the non recurring charges and fully tax effected for a 41.5% tax rate) was 10.94% compared to a mean of 12.13% for the Bay View Composite, (vi) at March 31, 1997 Bay View's ratio of nonperforming loans to total loans was 0.59% compared with a mean of 0.75% for the Bay View Composite, (vii) at March 31, 1997 Bay View's ratio of loan loss reserves to nonperforming assets was 119.96% compared with a mean of 104.37% for the Bay View Composite, (viii) for the three month period ended March 31, 1997 Bay View's net interest margin was 2.72%, compared to a mean of 2.95% for the Bay View Composite, (ix) for the three month period ended March 31, 1997 Bay View's efficiency ratio (defined as noninterest expenses divided by total revenues) was 61.65%, compared to a mean of 60.93% for the Bay View Composite, (x) for the three month period ended March 31, 1997 Bay View's ratio of noninterest expenses to average assets was 1.55% compared to a mean of 2.13% for the Bay View Composite, (xi) for the three month period ended March 31, 1997 Bay View's ratio of noninterest income to average assets was 0.34%, compared to a mean of 0.78% for the Bay View Composite and (xii) at March 31, 1997 Bay View's ratio of nonperforming assets to total assets was 0.76% compared to a mean of 0.67% for the Bay View Composite.

     Pro Forma Merger Analysis. Based on projections provided to Merrill Lynch by Eureka Holdings management and Bay View management and assuming that approximately $90 million of Bay View subordinated debt would be outstanding upon closing of the Merger, Merrill Lynch analyzed certain pro forma effects of the Merger. This analysis indicated that the Merger, with the projected synergies, would be accretive to projected earnings per share for Bay View in 1999 and beyond on a GAAP basis and accretive to projected earnings per share in 1998 and beyond on a cash basis. Including the projected restructuring charge, this analysis indicated that the Merger would be dilutive to tangible book value per share and accretive to book value per share.

     In connection with its opinion dated as of the date of this Joint Solicitation Statement/Prospectus, Merrill Lynch performed procedures to update, as necessary, certain of the analyses described above and reviewed the assumptions on which such analyses described above were based and the factors considered in connection therewith. Merrill Lynch did not perform any analyses in addition to those described above in updating its May 8, 1997 opinion.

     Merrill Lynch has been retained by the Board of Directors of America First as an independent contractor to act as financial adviser to America First with respect to the Merger. Within the past two years, Merrill Lynch has provided financial advisory, investment banking and other services to Bay View and has received customary fees for the rendering of such services. In addition, Merrill Lynch was engaged to lead manage an underwritten offering of debt securities of Bay View which occurred in August 1997. In the ordinary course of its securities business, Merrill Lynch and its affiliates may trade debt and/or equity securities of America First or

Bay View for its own account and the account of its customers, and accordingly, may from time to time hold a long or short position in such securities.

     America First and Merrill Lynch have entered into a letter agreement dated April 23, 1997 relating to the services to be provided by Merrill Lynch in connection with the Merger. America First has agreed to pay Merrill Lynch fees as follows: (i) a cash fee of $100,000, which was paid upon the execution of the letter agreement, (ii) a cash fee of $750,000, which was payable upon execution of the Merger Agreement; and (iii) an additional cash fee of $1,025,000 payable upon the Closing Date. In such letter, America First also agreed to reimburse Merrill Lynch for its reasonable out-of-pocket expenses incurred in connection with its advisory work, including the reasonable fees and disbursements of its legal counsel, and to indemnify Merrill Lynch against certain liabilities relating to or arising out of the Merger, including liabilities which might also arise under the federal securities laws.

Effective Time and Closing Date

     The Merger shall become effective at the Effective Time which is the time and on the date that the certificate of merger is filed with the Secretary of State of Delaware in the form required by the DGCL. Such filing will occur only after the receipt of all requisite regulatory approvals, approval of the Merger Agreement by the requisite vote of Bay View's stockholders and consent of America First's BUC Holders and the satisfaction or waiver of all other conditions to the Merger. The Effective Time shall occur on any such date as Bay View shall notify America First in writing (such notice to be at least five business days in advance of the Effective Time) but not earlier than the satisfaction of all conditions set forth in Sections 6.01(a) and 6.01(b) of the Merger Agreement. The Closing Date shall occur on the date that the Effective Time occurs, or at such other time as Bay View and America First shall agree. The Closing Date is anticipated to occur on December 31, 1997 or January 2, 1998, but in no event will it occur until after the record date for the quarterly dividend of Eureka Holdings with respect to the fourth calendar quarter of 1997.

No Appraisal Rights

     Neither the Partnership Agreement nor Delaware law, under which the Partnership is governed, gives rights of appraisal or similar rights to BUC Holders who dissent from the approval or disapproval of the America First Merger Proposal.

Fractional Shares

     No fractional shares of Bay View Common Stock will be issued to America First in connection with the Merger. America First shall receive in lieu thereof cash (without interest) in an amount determined by multiplying the fractional share interest to which such holder would otherwise be entitled by the closing sale price of one share of Bay View Common Stock on the Nasdaq on the last business day preceding the Effective Time. America First will not be entitled to dividends, voting rights or other rights in respect of such fractional share interest.

Interests of Certain Persons in the Merger

     In considering the recommendation of the General Partner with respect to the America First Merger Proposal and the related transactions, BUC Holders should be aware that the General Partner and certain of its affiliates have certain interests in the Merger that are in addition to the interests of BUC Holders generally.

     The General Partner. Under the Partnership Agreement, the General Partner is entitled to a certain share of the distributions of the net sale proceeds from the disposition of any ownership interest in a financial institution (including a holding company or savings institution or bank). The General Partner will be entitled to such distributions upon consummation of the Merger. The allocation of such distributions is described in more detail under "The Distribution."

     Indemnification; Insurance. Pursuant to the Merger Agreement, Bay View has agreed that from and after the Effective Time, it will indemnify and hold harmless the past and present employees, agents, directors or officers of Eureka Holdings or its subsidiaries for all acts or omissions occurring at or prior to the Effective Time to the same extent such persons are indemnified and held harmless (i) under their respective Certificate of Incorporation, Charter or bylaws in the form in effect on May 8, 1997, (ii) by operation of law or (iii) by virtue of any contract, resolution or other agreement or document existing on May 8, 1997. Such duties and obligations will continue in full force and effect for so long as they would (but for the Merger) otherwise survive and continue in full force and effect.

     Bay View will provide for a period of not less than six years from the Effective Time to the extent available at a cost not in excess of 200% of the current annual premium cost, single premium tail coverage, on behalf of the officers and directors of Eureka Holdings and its subsidiaries immediately prior to the Effective Time, with policy limits equal to Eureka Holdings' existing annual coverage limits.

     Directors. The Merger Agreement provides that, as of the Effective Time, the directors of Bay View and Stephen T. McLin and another person selected by Eureka Holdings acceptable to Bay View shall be the directors of the surviving corporation in the Merger, each to hold office in accordance with the Certificate of Incorporation and Bylaws of the surviving corporation.

     Certain Payments. Approximately 80 officers and employees of Eureka Holdings and EurekaBank will receive payments pursuant to certain agreements, bonus plans and severance arrangements (other than the LTIP and the EAP). In addition, as disclosed in America First's Annual Report on Form 10-K for the year ended December 31, 1996, in order to assure the continued services of Messrs. McLin and Scordelis, America First executed deferred bonus arrangements for the benefit of such executives which deferred bonuses will become payable upon consummation of the Merger. Pursuant to the Merger Agreement, Eureka Holdings and EurekaBank may make severance and retention payments pursuant to all employment, severance or similar agreements or arrangements in an aggregate amount not to exceed $5.5 million, subject to cut-back with respect to payments to executives other than Mr. McLin, if necessary to assure that no payment to any such person will be, when aggregated with all other payments and benefits to be received by certain persons, an excess parachute payment under Section 280G of the Code.

     LTIP and EAP. In order to create incentives for key employees and directors and because the capital structure of America First is not conducive to traditional stock option plans, America First established two compensation plans: the LTIP and the EAP. The LTIP provides current and deferred compensation to key officers, in the form of cash and BUCs, as approved by the Board of Directors of EurekaBank. Annual compensation pursuant to the LTIP is determined based on EurekaBank's return on average equity for the year. In addition, the LTIP provides that in the event of a transaction such as the Merger, aggregate incentive compensation equal to 10% of the "after-tax gain" from the transaction shall be allocated among the LTIP participants based upon the weighted average annual incentive compensation earned under the LTIP by each participant (taking into account all whole years since the LTIP effective date). The "gain" from the transaction will be equal to the difference between the value of the Merger Consideration and book value. The incentive compensation resulting from the Merger will be paid in cash by EurekaBank under the LTIP. As disclosed in America First's Annual Report on Form 10-K for the year ended December 31, 1996, Mr. McLin, Mr. Scordelis, Mr. Terry, Ms. Hiraoka and Mr. Holmes each participate in the LTIP. Assuming that the Average Bay View Stock Price is between $21.00 and $26.00, these participants will receive pursuant to the LTIP approximately $2.4 million, $3.1 million, $1.1 million, $600,000 and $400,000, respectively. The remaining nine other participants in the LTIP will share approximately $5.0 million payable pursuant to the LTIP.

     The EAP provides deferred compensation to select employees of EurekaBank and Eureka Holdings as approved by the Eureka Holdings Board. Participants receive cash compensation based on the appreciation in the common stockholders' equity of EurekaBank. In addition, the EAP provides that in the event of a transaction such as the Merger, the EAP participants shall be entitled to receive an aggregate amount of cash calculated with respect to the value of the Merger Consideration, such amount to be paid by Eureka Holdings or EurekaBank will be allocated among the EAP participants based upon the number of rights previously awarded to each participant by the Eureka Holdings Board of Directors. As disclosed in America First's Annual Report on Form 10-K for the year ended December 31, 1996, Mr. McLin, Mr. Scordelis, Mr. Terry and Ms. Hiraoka each participate in the EAP. Assuming that the Average Bay View Stock Price is between $21.00 and $26.00, these participants will receive pursuant to the EAP approximately $2.7 million, $1.5 million, $800,000 and $800,000, respectively. Mr. Holmes, who resigned from EurekaBank and Eureka Holdings in early 1997, forfeited his rights pursuant to the EAP because by its terms the EAP is payable only to current participants. The remaining 30 other participants in the EAP will share approximately $5.6 million payable pursuant to the EAP.

     Both the LTIP and the EAP provide for gross-up payments in an amount sufficient to make any participant whole in the event any payment to any such participant would be subject to the excise tax imposed by Section 4999 of the Code or any interest or penalties are incurred by any participant with respect to such excise tax. In the event a gross-up payment is made to a participant, a portion of the compensation payment together with the entire tax gross-up payment will not be deductible for income tax purposes.

     Pursuant to the Merger Agreement, Eureka Holdings and EurekaBank must pay all obligations under the LTIP and EAP on or before the Effective Time. Upon such payments, the LTIP and EAP will be terminated. It is anticipated that payments to directors, officers and employees will be made immediately prior to the Effective Time under the LTIP and the EAP in the approximate amount of $25 million. The Merger Agreement provides that amounts payable pursuant to the EAP and LTIP will be expensed and paid by EurekaBank prior to the closing of the Merger. Consequently, these amounts will not diminish the Merger Consideration or the amount of the Total Stock Consideration and Net Cash Consideration to be received by the BUC Holders.

     Employee Benefit Plans. The Merger Agreement provides that the employee benefit plans of Eureka Holdings and its subsidiaries (other than the LTIP and the EAP) will not be terminated by reason of the Merger but will continue thereafter as plans of Bay View Bank until such time as the then-former employees of Eureka Holdings or its subsidiaries, including EurekaBank, are integrated into Bay View's employee benefit plans that are available to other employees of Bay View or its subsidiaries, subject to the terms and conditions specified in such plans and to such changes therein as may be necessary to reflect the consummation of the Merger. Bay View has agreed in the Merger Agreement to take such steps as are necessary or required to integrate the employees of Eureka Holdings or its subsidiaries in Bay View's employee benefit plans as soon as practicable after the Effective Time, (i) with full credit for prior service with Eureka Holdings or its subsidiaries for all purposes other than determining the amount of benefit accruals under any defined benefit plan,
(ii) without any waiting periods, evidence of insurability, or application of any pre-existing condition limitations, and (iii) with full credit for claims arising prior to the Effective Time for purposes of deductibles, out-of-pocket maximums, benefit maximums, and all other similar limitations for the applicable plan year during which the Merger is consummated.

Representations and Warranties

     In the Merger Agreement, America First Capital, America First, Eureka Holdings and Bay View have made certain customary representations and warranties to each other relating to, among other things, the parties' respective organization, capitalization, qualification to do business and compliance with applicable law, authority relative to the Merger Agreement, the timely filing of all regulatory reports, reliability of financial statements, taxes, employee benefit plans, compliance, the truth and accuracy of information prepared and provided by them in connection with the Merger, the absence of certain legal proceedings and other events, including the absence of any material adverse changes in their respective businesses, consolidated financial conditions, operations and properties. For detailed information on such representations and warranties, see the Merger Agreement attached hereto as Appendix I.

Conditions to the Merger

     The respective obligations of each party to consummate the Merger are subject to the fulfillment at or prior to the Effective Time of the following conditions: (i) the Bay View Merger Proposal has been approved by the requisite vote of the holders of Bay View Common Stock and the America First Merger Proposal shall have been approved by the BUC Holders; (ii) all requisite regulatory approvals of the Merger shall have been obtained and shall remain in full force and effect without the imposition of any condition which differs from conditions customarily imposed by regulatory authorities in orders approving acquisitions of the type contemplated by the Merger Agreement and compliance with which would materially adversely affect the reasonably anticipated benefits of the Merger to Bay View or Bay View Bank; (iii) the Registration Statement relating to the shares of Bay View Common Stock to be issued in the Merger shall have been declared effective and shall not be subject to a stop order or any threatened stop order; (iv) neither Bay View nor Eureka Holdings shall be subject to any order, decree or injunction and there shall be no pending or threatened order, decree or injunction, of a court or agency of competent jurisdiction which enjoins or prohibits the consummation of the Merger; (v) there shall be no legislative, statutory or regulatory action (whether federal or state), pending which prohibits, enjoins or threatens to prohibit consummation of the Merger; and (vi) each of Bay View and Eureka Holdings shall have received an opinion from its counsel or KPMG Peat Marwick LLP to the effect that the Merger will constitute a reorganization within the meaning of Section 368 of the Code and that no gain or loss will be recognized by America First to the extent it receives Bay View Common Stock solely in exchange for Eureka Holdings Common Stock.

     In addition, the obligation of Bay View to consummate the Merger is subject to the waiver by Bay View or satisfaction of the following conditions: (i) the representations and warranties of Eureka Holdings, America First and America First Capital contained in the Merger Agreement shall be true and correct in all material respects on the date of the Merger Agreement and as of the Effective Time except where the failure or failures of such representations and warranties to be true does not or would not reasonably be expected to result in a Material Adverse Effect (as defined below) on Eureka Holdings; (ii) Eureka Holdings, America First and America First Capital shall have performed in all material respects all obligations required to be performed by them under the Merger Agreement at or prior to the Effective Time.

     In addition, the obligation of Eureka Holdings to consummate the Merger is subject to the waiver by Eureka Holdings or satisfaction by Bay View of the following conditions: (i) the representations and warranties of Bay View contained in the Merger Agreement shall be true and correct in all material respects on the date of the Merger Agreement and as of the Effective Time except where the failure or failures of such representations and warranties to be true does not or would not be expected to result in a Material Adverse Effect on Bay View; (ii) Bay View shall have performed in all material respects all obligations required to be performed by it under the Merger Agreement at or prior to the Effective Time.

     For purposes of the Merger Agreement, a "Material Adverse Effect" means any condition, event, change or occurrence, or series of the foregoing, which has had, or is reasonably likely to have, a material adverse effect on the financial condition or results of operations of Bay View and its subsidiaries or Eureka Holdings and its subsidiaries, taken as a whole.

Regulatory Approvals

     The transactions contemplated by the Merger Agreement are subject to the approval of the OTS. Bay View filed an application for approval of the transactions contemplated by the Merger Agreement with the OTS on June 30, 1997, and received approval from the OTS on September 12, 1997.

     It is a condition to the consummation of the Merger that Eureka Holdings and Bay View shall have received all applicable regulatory approvals to consummate the transactions contemplated by the Merger Agreement, without the imposition of any condition which differs from conditions customarily imposed by regulatory authorities in orders approving acquisitions of the type contemplated by the Merger Agreement and in the good faith opinion of Bay View, compliance with which would materially adversely affect the reasonably anticipated benefits to Bay View. The OTS approval did not contain any such condition.

     In addition, under federal law, a period of 30 days (subject to reduction to 15 days) must expire following approval by the OTS within which period the Department of Justice may file objections to the transactions contemplated by the Merger Agreement under the federal antitrust laws. The Department of Justice could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the Merger unless divestiture of an acceptable number of branches to a competitively suitable purchaser could be made. While Bay View and America First believe that the likelihood of such action by the Department of Justice is remote in this case, there can be no assurance that the Department of Justice will not initiate such a proceeding. See "The Merger--Conditions to the Merger" and "--Regulatory Approvals."

Waiver and Amendment

     Prior to the Effective Time, the Bay View and Eureka Holdings Boards of Directors may waive compliance with any terms, conditions or provisions of the Merger Agreement.

     Subject to applicable law, the Merger Agreement may be amended by action of the Bay View and Eureka Holdings Boards of Directors at any time before or after approval of the Bay View Merger Proposal by Bay View stockholders and the America First Merger Proposal by the BUC Holders. However, the Merger Agreement may not be amended after securityholder approval which changes the amount or the composition of the Merger Consideration. See "The Merger--Waiver and Amendment; Termination."

Termination

     The Merger Agreement may be terminated at any time prior to the Effective Time, whether before or after approval by the stockholders of Bay View or the BUC Holders of America First (i) by mutual consent of the Board of Directors of Bay View and Eureka Holdings; (ii) by the Board of Directors of Bay View or the Board of Directors of Eureka Holdings at any time after May 8, 1998 or such later date as mutually agreed upon by the parties if the Merger shall not theretofore have been consummated (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein); (iii) by the Board of Directors of Bay View or the Board of Directors of Eureka Holdings if (A) the OTS has denied approval of the Merger and such denial has become final and nonappealable, (B) stockholders of Bay View shall not have approved the Bay View Merger Proposal at the Bay View Special Meeting following a favorable recommendation of Bay View's Board or (C) the BUC Holders shall not have approved the America First Merger Proposal following a favorable recommendation of America First Capital; (iv) by the Board of Directors of Bay View in the event of a material breach by Eureka Holdings or America First of any representation, warranty, covenant or other agreement contained in the Merger Agreement, which breach is not cured within 30 days after written notice thereof to Eureka Holdings by Bay View; (v) by the Board of Directors of Eureka Holdings in the event of a material breach by Bay View of any representation, warranty, covenant or other agreement contained in the Merger Agreement, which breach is not cured within 30 days after written notice thereof is given to Bay View by Eureka Holdings; and (vi) by the Board of Directors of Eureka Holdings, no earlier than the fifth trading day or later than the third full trading day immediately preceding the Closing Date, if the Average Bay View Stock Price is less than $21.00, unless Bay View shall make an Adjustment Election.

Conduct of Business Pending the Merger

     Each of Bay View and Eureka Holdings has agreed that, prior to the Effective Time, it will, with respect to it and each of its subsidiaries, operate its business in the ordinary and usual course consistent with past practices and use its best efforts to maintain and preserve its business organization, employees and advantageous business relationships and retain the services of its officers and key employees.

     Eureka Holdings has agreed that, prior to the Effective Time, it will not, and will not allow any of its subsidiaries to, among other things and except as otherwise contemplated by the Merger Agreement or as may be agreed to in writing by Bay View: (i) declare, set aside or pay any dividends or other distributions, directly or indirectly, on its capital stock other than dividends from a subsidiary of Eureka Holdings to Eureka Holdings or another subsidiary of Eureka Holdings, except that Eureka Holdings may (A) declare and pay cash dividends on the Eureka Holdings Common Stock in the aggregate of not more than $2.4 million per calendar quarterly period and (B) distribute management fees in the aggregate of not more than $250,000 per calendar quarterly period; (ii) enter into or amend any employment, severance or similar agreement or arrangement with any director, officer or employee, or modify any of the Eureka Holdings employee plans or grant any salary or wage increase including incentive or bonus payments, except normal individual increases in compensation to rank and file employees consistent with past practice, or as required by law or contract; provided, that Eureka Holdings may (A) pay management performance bonuses at times and in amounts consistent with past practice, which shall be in amounts in the aggregate equal to bonuses granted with respect to services in 1996 and (B) make severance and retention payments pursuant to all employment, severance or similar agreements or arrangements in effect as of the date of the Merger Agreement or subsequent to the Merger Agreement (including, without limitation, all employment contracts) in an aggregate amount not to exceed $5.5 million, subject to cut-back in certain individual payments, if necessary, to assure that no payment to any person (except as otherwise previously disclosed to Bay View in writing) will be, when aggregated with all other payments and benefits to be received by such person, an excess parachute payment under Section 280G of the Code; (iii) authorize, recommend, propose or announce an intention to authorize, so recommend or propose, or enter into an agreement in principle with respect to, any merger, consolidation or business combination (other than the Merger), any acquisition of a material amount of assets or securities, any disposition of a material amount of assets or securities or any release or relinquishment of any material contract rights; or
(iv) propose or adopt any amendments to its certificate of incorporation or other charter document or bylaws; or (v) issue, sell, grant, confer or award any of its equity securities or effect any split or adjust, combine, reclassify or otherwise change its capitalization as it existed on the date of the Merger Agreement; or (vi) purchase, redeem, retire, repurchase, or exchange, or otherwise acquire or dispose of, directly or indirectly, any of its equity securities, whether pursuant to the terms of such equity securities or otherwise; or (vii) (A) without first consulting with Bay View, enter into, renew or increase any loan or credit commitment (including stand-by letters of credit) to, or invest or agree to invest in any person or entity or modify any of the material provisions or renew or otherwise extend the maturity date of any existing loan or credit commitment (collectively, "Lend to") in an amount in excess of (1) $1,000,000 in respect of commercial transactions, including commercial real estate transactions ("Commercial Transactions") and (2) $1,000,000 in respect of residential real estate transactions, or in an amount which, or when aggregated with any and all loans or credit commitments to such person or entity, would be in excess of (1) $1,000,000 in respect of commercial transactions, including Commercial Transactions and (2) $1,000,000 in respect of residential real estate transactions; (B) without first obtaining the written consent of Bay View, lend to any person or entity in an amount in excess of $1,000,000 in respect of Commercial Transactions or in an amount which, when aggregated with any and all loans or credit commitments to such person or entity, would be in excess of $1,000,000 in respect of Commercial Transactions;
(C) lend to any person other than in accordance with lending policies as in effect on the date hereof; provided that in the case of clauses (B) and (C)
                           --------
Eureka Holdings or any of its subsidiaries may make any such loan in the event
(1) Eureka Holdings or any of its subsidiaries have delivered to Bay View or its designated representative a notice of its intention to make such loan and such information as Bay View or its designated representative may reasonably require in respect thereof and (2) Bay View or its designated representative shall not have reasonably objected to such loan by giving written or facsimile notice of such objection within two business days following the delivery to Bay View of the notice of intention and information as aforesaid; or (D) Lend to any person or entity any of the loans or other extensions of credit to which or investments in which are on a "watch list" or similar internal report of Eureka Holdings or any of its subsidiaries (except those denoted "pass" thereon), in an amount in excess of $500,000; provided, however, that nothing shall prohibit Eureka
                    --------  -------
Holdings or any of its subsidiaries from honoring any contractual obligation in existence on the date of the Merger Agreement. Notwithstanding the provisions of clauses (A) and (B) hereof, Eureka Holdings shall be authorized without first consulting with Bay View or obtaining Bay View's prior written consent, to increase the aggregate amount of any credit facilities theretofore established in favor of any person or entity (each a "Pre-Existing Facility"), provided that the aggregate amount of any and all such increases with respect to any Pre-Existing Facility shall not without Bay View's prior written consent, which consent shall not be unreasonably withheld or delayed, be in excess of the lesser of 5% of such Pre-Existing Facility or $25,000; or; (viii) directly or indirectly (including through its officers, directors, employees, other representatives or the partners of America First (including any general or limited partner of America First Capital)) initiate, solicit or encourage any discussions, inquiries or proposals with any third party relating to the disposition of any significant portion of the business or assets of Eureka Holdings or any of its subsidiaries or the acquisition of equity securities of Eureka Holdings or any of its subsidiaries or the merger of Eureka Holdings or any of its subsidiaries with any person (other than Bay View, Eureka Holdings or another Eureka Holdings subsidiary) or any similar transaction (each such transaction being referred to herein as an "Acquisition Transaction"), or provide any such person with information or assistance or negotiate with any such person with respect to an Acquisition Transaction, and Eureka Holdings shall promptly notify Bay View orally of all the relevant details relating to all inquiries, indications of interest and proposals which it may receive with respect to any Acquisition Transaction and promptly confirm the same to Bay View in writing; or (ix) take any action that would (1) materially impede or delay the consummation of the transactions contemplated by the Merger Agreement or the ability of Bay View or Eureka Holdings to obtain any approval of any regulatory authority required for the transactions contemplated in the Merger Agreement or to perform its covenants and agreements under the Merger Agreement or (2) prevent the transactions contemplated in the Merger Agreement from qualifying as reorganizations within the meaning of Section 368 of the Code; or (x) other than in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money, assume, guarantee, endorse or otherwise as an accommodation become responsible or liable for the obligations of any other individual, partnership, corporation or other entity or pay without prior approval of Bay View, which shall not be unreasonably withheld, any Merger Fees (as defined in the Merger Agreement) in excess of $3,000,000; or (xi) materially restructure or materially change its investment securities portfolio, without prior written consent of Bay View, which consent shall not be unreasonably withheld or delayed, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported, or execute any individual investment transaction for its own account (A) in securities backed by the full faith and credit of the United States or an agency thereof in excess of $1,000,000 and (B) in any other investment securities in excess of $500,000; or (xii) make any awards or agree to make any awards under Eureka Holdings employee plans which have not been previously disclosed to Bay View; or (xiii) agree in writing or otherwise to take any of the foregoing actions or engage in any activity, enter into any transaction or take or omit to take any other act which would make any of its representations and warranties in the Merger Agreement untrue or incorrect in any material respect if made anew after engaging in such activity, entering into such transaction, or taking or omitting such other act.

     In addition, during the period from the date of the Merger Agreement to the Effective Time, America First shall not, without the prior written consent of Bay View authorize, recommend, propose or announce an intention to authorize, so recommend or propose, or enter into an agreement in principle with respect to any sale, pledge or other transfer of any part of the capital stock of Eureka Holdings.

     Bay View has agreed that, prior to the Effective Time, it will not, and will not allow any of its subsidiaries to, among other things and except as otherwise contemplated by the Merger Agreement or as may be agreed to in writing by Eureka Holdings: (i) declare, set aside or pay any dividends or other distributions, directly or indirectly, in respect of its capital stock (other than dividends from any of the Bay View Subsidiaries to Bay View or to another of the Bay View Subsidiaries), except that Bay View may pay its regular quarterly dividends in amounts as it shall determine from time to time and may effect any stock split in the form of a stock dividend after consultation with Eureka Holdings; (ii) acquire or agree to acquire, by merging or consolidating with, or by purchasing a substantial equity interest in or a substantial portion of the assets of, or in any other manner, any business or any corporation, partnership, association or other business organization or division thereof except for an acquisition which involves the payment of consideration by Bay View in an amount equal to less than 25% of the Market Value (as defined in the Merger Agreement) of the issued and outstanding shares of Bay View Common Stock as of the date the definitive agreement relating to such acquisition is executed by all applicable parties; (iii) take any action that would (A) materially impede or delay the consummation of the transactions contemplated by the Merger Agreement or the ability of Eureka Holdings or Bay View to obtain any approval of any regulatory authority required for the transactions contemplated by the Merger Agreement or to perform its covenants and agreements under the Merger Agreement or (B) prevent the transactions contemplated by the Merger Agreement from qualifying as reorganizations within the meaning of Section 368 of the Code; or (iv) agree in writing or otherwise to take any of the foregoing actions or engage in any activity, enter into any transaction or intentionally take or omit to take any other action which would make any of its representations and warranties in the Merger Agreement untrue or incorrect in any material respect if made anew after engaging in such activity, entering into such transaction, or taking or omitting such other action.

Expenses

     All expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby are to be paid by the party incurring such expenses.

Accounting Treatment

     The Merger, if completed as proposed, will be accounted for as a "purchase" in accordance with generally accepted accounting principles. Accordingly, the consolidated assets and liabilities of Eureka Holdings will be recorded on the books of Bay View at their respective fair values at the time of consummation of the Merger.

Federal Income Tax Consequences of the Merger

     The following is a summary of all material United States federal income tax consequences of the Merger to BUC Holders. It deals only with BUC Holders who are citizens or residents of the United States or domestic corporations ("U.S. Holders"). It may not be applicable to certain BUC Holders including, without limitation, insurance companies, tax-exempt organizations, financial institutions, securities dealers, broker-dealers and foreign persons. It is based on currently applicable law, which is subject to change, possibly with retroactive effect.

     The Merger is intended to qualify as a reorganization under Section 368(a)(1) of the Code. KPMG Peat Marwick LLP has delivered its opinion to Bay View and America First to the effect that, assuming the Merger occurs in accordance with the Merger Agreement, and conditioned on the accuracy of certain representations made by Eureka Holdings, Bay View and others, for federal income tax purposes, the Merger will constitute a "reorganization" within the meaning of Section 368 of the Code, and no gain or loss will be recognized by Bay View or Eureka Holdings. The Partnership will realize a gain in the Merger equal to the excess of (i) the sum of (A) the Total Cash Consideration and (B) the fair market value of the Total Stock Consideration over (ii) the Partnership's tax basis in the Eureka Holdings Common Stock surrendered in exchange therefor, but not in excess of the Total Cash Consideration. To the extent that Partnership Expenses and Reserves are deductible for federal income tax purposes, the amount of the aforesaid gain or other income of the Partnership will be reduced by the deductible amounts. The BUC Holders will be subject to federal income tax on their "distributive share" of the gain recognized by the Partnership as described above, and the BUC Holders' tax basis in their BUCs will be increased by such gain. The Partnership's basis in the Total Stock Consideration will be equal to its basis in the shares of Eureka Holdings Common Stock surrendered in exchange therefor, increased by the amount of gain recognized by the Partnership in the Merger and decreased by the Total Cash Consideration. The Partnership's holding period for the Total Stock Consideration will include its holding period for the shares of Eureka Holdings Common Stock surrendered in exchange therefor, assuming such shares were held as capital assets at the Effective Time. EACH BUC HOLDER IS URGED TO CONSULT SUCH BUC HOLDER'S OWN TAX ADVISOR TO DETERMINE THE SPECIFIC TAX CONSEQUENCES OF THE MERGER TO SUCH BUC HOLDER. For a discussion of the federal income tax consequences of the Distribution to BUC Holders, see also "The Distribution - Certain Federal Income Tax Consequences of the Distribution."

     If the condition to receive a tax opinion is waived by Bay View, Eureka Holdings or America First and a concern by Bay View, Eureka Holdings or America First exists that the Merger would be likely to result in adverse tax consequences to Eureka Holdings or Bay View, the Merger would be restructured as a reverse triangular merger. In such case, even if the Merger fails to qualify for tax deferral with respect to the Total Stock Consideration at the securityholder level, it would not result in adverse tax consequences at the corporate level to either Eureka Holdings or Bay View. Accordingly, a resolicitation of securityholders would not take place.

Nasdaq Listing

     Both Bay View Common Stock and the BUCs are currently included for quotation on Nasdaq (symbols: BVCC and AFFFZ, respectively). Pursuant to the Merger Agreement, Bay View shall use its best efforts to cause the shares of Bay View Common Stock to be issued in the Merger to be approved for listing on Nasdaq subject to official notice of issuance, prior to the Effective Time.

                                THE DISTRIBUTION

     Immediately after the Merger, in accordance with the Partnership Agreement, the General Partner will cause to be distributed to the BUC Holders and the General Partner the Total Stock Consideration, the Net Cash Consideration and any other available assets of the Partnership. The Net Cash Consideration is the Total Cash Consideration less Partnership Expenses and any applicable Reserves. The exact amount of the Partnership expenses cannot be determined at this time, but the Partnership estimates such amount to be at least $9.1 million to $13.4 million, inclusive of approximately $8.5 million to $12.8 million to be paid to the FDIC relating to its profit sharing rights, and $0.6 million for professional fees, mailing and other administrative expenses. EurekaBank will pay all costs associated with employee benefits relating to the Merger prior to the closing of the Merger and consequently no such expenses will be Partnership Expenses. There can be no assurance, however, that the actual amount of the Partnership Expenses will not exceed the foregoing estimate. The exact amount of the Reserves has not been determined as of the date of this Joint Solicitation Statement/Prospectus, but the Partnership estimates such amount to be approximately $1.5 million. The exact amount of the Merger Consideration that will be available for the Distribution will be determined by the General Partner on the fifth business day immediately prior to the Closing Date.

     The Total Stock Consideration and the Net Cash Consideration will be distributed on a proportionate basis with respect to the relative number of shares and amount of cash, as follows:

                                                 BUC Holders   General Partner
                                                 -----------   ---------------
First, until the BUC Holders have received
aggregate distributions (including Distributable     99%              1%
Income, Distributable Capital and Net Sale
Proceeds, each as defined in the Partnership
Agreement) to date equal to $20 per BUC plus an
amount equal to 8% per annum of Adjusted Capital
Contributions (as defined in the Partnership
Agreement) on a cumulative, noncompounded basis

Then until BUC Holders have received aggregate
distributions equal to $20 per BUC plus an amount    90%             10%
equal to 10% of Adjusted Capital Contributions
on a cumulative, noncompounded basis

Then until BUC Holders have received aggregate
distributions equal to $20 per BUC plus an amount    80%             20%
equal to 12% of Adjusted Capital Contributions on
a cumulative, noncompounded basis

Finally, with respect to any additional
amounts to be distributed                            75%             25%

     The exact number of shares of Bay View Common Stock and the exact amount of cash to be distributed to the BUC Holders on a per BUC basis will be determined by the General Partner on the fifth business day immediately prior to the Closing Date. BUC Holders are encouraged to call MacKenzie Partners at (800) 322-2885 after such date to receive this information.

     Upon consummation of the Distribution, the BUC Holders will receive with respect to each BUC, its distributive share of the Net Cash Consideration and Total Stock Consideration. Based on the $26.9375 per share closing price of the Bay View Common Stock reported on Nasdaq for September 15, 1997, and assuming this price represents the Average Bay View Stock Price, and assuming that the Partnership Expenses and Reserves are equal to the maximum of the foregoing estimates, a BUC Holder will receive in the Distribution with respect to each BUC $10.89 of cash and 1.13 shares of Bay View Common Stock. All outstanding BUCs were sold in a public offering in 1988 at a price to the public of $20.00 per BUC. The Partnership will not distribute fractional shares of Bay View Common Stock to BUC Holders, and in lieu of any such fractional shares, will distribute cash, without interest.

     Promptly after the Distribution, the Dissolution will occur. To the extent that at the time of the Dissolution the Partnership has assets in excess of liabilities, such assets will be distributed to the BUC Holders and the General Partner in accordance with the Partnership Agreement. America First, however, anticipates that Reserves will be established in a manner such that the Partnership will not have a material amount of assets in excess of liabilities at the time of Dissolution.

     Shares of Bay View Common Stock received by America First in the Merger (up to 11,111,111 shares) will be distributed to the BUC Holders pursuant to the Distribution. Because the Partnership will not distribute fractional shares of Bay View Common Stock in the Distribution, America First may sell up to approximately 10,000 shares of Bay View Common Stock which will represent the aggregate undistributed fractional shares. Such sales may be made in the over-the-counter market or in negotiated transactions, at prices and on terms then prevailing or at prices related to the then current market price or at negotiated prices. Brokers or dealers will receive commissions or discounts in amounts to be negotiated immediately prior to the sale which amounts will not be greater than that normally paid in connection with an ordinary trading transaction. Cash received from such sales would then be used to pay BUC Holders cash in lieu of such fractional shares.

     After such sales and the Distribution, America First will have no shares of Bay View Common Stock. Except as set forth in this Joint Solicitation Statement/Prospectus, America First has no, or in the past has not had any, relationship with Bay View or any of its affiliates (other than the normal course business relationships).

Certain Federal Income Tax Consequences of the Distribution

     The following is a summary of the material United States federal income tax consequences of the Distribution to BUC Holders. It deals only with BUC Holders who are U.S. Holders. It may not be applicable to certain BUC Holders including, without limitation, insurance companies, tax-exempt organizations, financial institutions, securities dealers, broker-dealers and foreign persons. It is based on currently applicable law, which is subject to change, possibly with retroactive effect.

     A BUC Holder's tax basis in such BUC Holder's BUCs will be increased by such BUC Holder's "distributive share" of the gain recognized by the Partnership in the Merger. See "The Merger--Certain Federal Income Tax Consequences of the Merger." KPMG Peat Marwick LLP has agreed to deliver its opinion to America First to the effect that upon the Distribution, a BUC Holder will recognize gain equal to the excess, if any, of the Net Cash Consideration distributed to such BUC Holder over such BUC Holder's tax basis in such BUC Holder's BUCs, as adjusted as described above, and the distribution of the Total Stock Consideration will not result in the recognition of gain by the BUC Holders. A BUC Holder will not recognize any loss realized on the Distribution. Any gain recognized will be capital gain provided that the Bay View Common Stock does not constitute an "unrealized receivable" or an "inventory item" as those terms are defined in Section 751 of the Code, and any such capital gain will be long-term capital gain to the extent that the BUCs were held for more than one year at the time of the Distribution.

     The tax basis of the shares of Bay View Common Stock received by a BUC Holder in the Distribution will equal such BUC Holder's tax basis in such BUC Holder's BUCs, adjusted as described above, reduced by the amount of the Net Cash Consideration distributed to such BUC Holder. A BUC Holder's holding period for shares of Bay View Common Stock received in the Distribution will include the Partnership's holding period for such Bay View Common Stock, which will in turn include the Partnership's holding period for its Eureka Holdings Common Stock. EACH BUC HOLDER IS URGED TO CONSULT SUCH BUC HOLDER'S OWN TAX ADVISOR TO DETERMINE THE SPECIFIC TAX CONSEQUENCES OF THE DISTRIBUTION TO SUCH BUC HOLDER.

     Because the receipt of the KPMG Peat Marwick LLP opinion with regard to the tax consequences of the Merger is not a condition to consummation of the Merger and because the Partnership intends to make, and pursuant to the Partnership Agreement may make, the Distribution without the consent of the BUC Holders, America First does not intend to resolicit the BUC Holders if the tax consequences of the Distribution are materially different than those stated herein.

                            CERTAIN RELATED MATTERS

Option Agreements

     General. As a condition to entering into the Merger Agreement, the parties agreed to enter into the Option Agreements. Pursuant to the Bay View Option Agreement, Bay View granted to Eureka Holdings an option to purchase up to 2,581,060 shares of Bay View Common Stock at an exercise price of $25.875 per share, subject to the terms and conditions set forth therein. Pursuant to the America First Option Agreement, America First granted to Bay View an option to purchase up to 1,196,107 BUCs at an exercise price of $31.08 per unit, subject to the terms and conditions set forth therein. The exercise prices in the Option Agreements are equal to the respective closing sales prices of Bay View Common Stock and the BUCs on May 7, 1997, the last trading day prior to execution of the Merger Agreement. The Option Agreements provide for anti-dilution protection. The options may only be exercised upon the occurrence of certain "Purchase Events" which are described below (none of which has occurred as of the date hereof).

     Effect of Option Agreements. The Option Agreements are intended to increase the likelihood that the Merger will be consummated in accordance with the terms of the Merger Agreement. Consequently, certain aspects of the Option Agreements may have the effect of discouraging persons who might now or prior to the consummation of the Merger be interested in acquiring all of or a significant interest in America First, Eureka Holdings or Bay View from considering or proposing such an acquisition, even if such persons were prepared to pay a higher price than the Merger Consideration for the Eureka Holdings Common Stock, a higher price per unit for BUCs than the price per unit implicit in the Merger Consideration or a higher price per share for the Bay View Common Stock than the then-current market price of such shares. The acquisition of the party issuing the option or an interest in such party, or an agreement to do either, could cause the option to become exercisable. The existence of such option could significantly increase the cost to a potential acquiror of acquiring the party issuing the option compared to its cost had the Option Agreement not been entered into. Such increased costs might discourage a potential acquiror from considering or proposing an acquisition or might result in a potential acquiror proposing to pay a lower price to acquire the party issuing the option than it might otherwise have proposed to pay. Provisions in the Option Agreements may prevent an acquiror or a party issuing the option from accounting for its acquisition of such party using the pooling of interests accounting method. This could discourage or preclude an acquisition of America First, Eureka Holdings or Bay View.

     Terms of Option Agreements. The following is a brief summary of certain provisions of the Bay View Option Agreement and the America First Option Agreement, which are attached hereto as Appendix IV and Appendix V, respectively. The terms of the Option Agreements are identical in all material respects other than with respect to the number and kind of securities which may be purchased pursuant thereto and the exercise prices. The following summary is qualified in its entirety by reference to the Option Agreements. For purposes of this summary, the term "Issuer" refers to Bay View with respect to the Bay View Option Agreement and America First with respect to the America First Option Agreement, the term "Grantee" refers to Eureka Holdings with respect to Bay View Option Agreement and Bay View with respect to the America First Option Agreement, and the term "Option" means the option rights granted by the Issuer to the Grantee under each Option Agreement.

     The Option is exercisable (after receipt of any required regulatory approvals) by the Grantee only upon the occurrence of one of the following "Purchase Events": (i) Issuer or any of its subsidiaries, without having received prior written consent from Grantee, shall have entered into, authorized, recommenced, proposed or publicly announced its intention to enter into, authorize, recommend, or propose, an agreement, arrangement or understanding with any person (other than Grantee or any of its subsidiaries) to
(A) effect a merger or consolidation or similar transaction involving Issuer or any of its subsidiaries (other than internal mergers, reorganizing actions, consolidations or dissolutions involving only existing subsidiaries of Issuer),
(B) purchase, lease or otherwise acquire 15% of more of the assets of Issuer or any of its subsidiaries or (C) purchase or otherwise acquire (including by way of merger, consolidation, share exchange or similar transaction) Beneficial Ownership (as defined in the Option Agreements) of securities representing more than 15% of the voting power of Issuer or any of its subsidiaries; (ii) any person (other than Grantee or any subsidiary of Grantee or any person acting in concert with any such parties, or Issuer or any subsidiary of Issuer in a fiduciary capacity) shall have acquired Beneficial Ownership or the right to acquire Beneficial

Ownership of more than 15% of the voting power of Issuer; (iii) the Issuer Board of Directors in the case of Bay View and the Issuer General Partner in the case of America First shall have withdrawn or modified in a manner adverse to Grantee its recommendation with respect to the Merger Agreement, in each case, after an Extension Event (as defined below); or (iv) the security holders of the Issuer shall not have approved the Merger Agreement at the Special Meeting of the Issuer, or the Special Meeting of the Issuer shall not have been held or shall have been canceled prior to termination of the Merger Agreement in accordance with its terms, in each case after an Extension Event (each of the above-described events is referred to herein as a "Purchase Event"). An "Extension Event" means (A) a "Purchase Event" of the type specified in clauses (i) and
(ii) above; (B) any person (other than Grantee or any of its subsidiaries) shall have commenced or shall have filed a registration statement under the Securities Act with respect to a tender offer or exchange offer to purchase Issuer securities such that, upon consummation of such offer, such person would have Beneficial Ownership or the right to acquire Beneficial Ownership of more than 15% of the voting power of Issuer; or (C) any person (other than Grantee or any subsidiary of Grantee, or Issuer or any subsidiary of Issuer in a fiduciary capacity) shall have publicly announced its willingness, or shall have publicly announced a proposal, or publicly disclosed an intention to make a proposal, (x) to make an offer described in clause B above or (y) to engage in a transaction described in clause A above. No Extension Event or Purchase Event has occurred as of the date of this Joint Solicitation Statement/Prospectus.

     The Option of an Issuer terminates upon the earliest of (i) the Effective Time, (ii) termination of the Merger Agreement in accordance with the terms thereof prior to the occurrence of an Extension Event (other than a termination of the Merger Agreement under certain circumstances involving a material breach by the Issuer, a "Default Termination"), (iii) 12 months after termination of the Merger Agreement following the occurrence of an Extension Event, or (iv) three years after termination of the Merger Agreement pursuant to a Default Termination. However, if the Option can not be exercised on the date that it would otherwise terminate because of any injunction, order or similar restraint issued by a court of competent jurisdiction, the Option shall expire on the 30th business day after the judicial impediment is lifted or removed. Any exercise of the Option is subject to compliance with applicable law, including the HOLA.

     Each Option Agreement further provides that, to the extent that the Option has not terminated pursuant to its terms and subject to any required regulatory approval, from and after the date of a Purchase Event until 13 months immediately thereafter, Issuer will be obligated, at the request of the Grantee, to repurchase the unexercised portion of the Option and any securities of the Issuer purchased by the Grantee pursuant to the Option, in each case at a specified price, and the Issuer shall also be required to reimburse the Grantee for its transaction expenses relating to the Merger Agreement and the transactions contemplated thereby.

     Upon the occurrence of certain events, the Issuer has granted Grantee certain registration rights with respect to Issuer securities acquired by Grantee upon exercise of the Option. These rights require that Issuer file a registration statement under the Securities Act if requested by Grantee. Any such registration statement, and any sale covered thereby, will be at Issuer's expense except for underwriting commissions and the fees and disbursements of Grantee's counsel attributable to the registration of such securities.

Support Agreements

     Concurrently with the execution of the Merger Agreement, all of the directors of Bay View executed separate Support Agreements with Eureka Holdings and all of the directors of Eureka Holdings executed separate Support Agreements with Bay View pursuant to which each Bay View director agreed, among other things, to vote all the shares of Bay View Common Stock beneficially owned by each Bay View director to approve the Bay View Merger Proposal and each director of Eureka Holdings agreed, among other things, with respect to all of the BUCs beneficially owned by each Eureka Holdings director to approve the America First Merger Proposal. Each director of Bay View and Eureka Holdings further agreed not to sell, agree to sell, or otherwise transfer or dispose of any securities owned by the director, other than with the counterparty's prior written consent or to a party who executes a counterpart of the Support Agreement. In addition, each director of Eureka Holdings further agreed (i) to cooperate fully, and to cause any company, trust or other entity controlled by such director to cooperate fully, with Bay View in connection with the Merger Agreement and the transactions contemplated thereby; and (ii) not to directly or indirectly, solicit, initiate or encourage any discussions, inquiries or proposals with any third party relating to the disposition of any significant portion of the business or assets of Eureka Holdings or the business combination, merger or consolidation of Eureka Holdings with any person or provide any such person with information or assistance with respect thereto. Each Support Agreement terminates upon termination of the Merger Agreement in accordance with its terms.

     Each Bay View director and the approximate number of shares of Bay View Common Stock beneficially owned by such director or over which he or she has voting power or control as of the Bay View Record Date are as follows: W. Blake Winchell (0 shares); Paula R. Collins (200 shares); Roger K. Easley (14,828 shares); Thomas M. Foster (800 shares); Richard J. Quinlan (8,184 shares); Robert L. Witt (247 shares); John R. McKean (50,400 shares); Angelo J. Siracusa (0 shares); Edward H. Sondker (12,000 shares).

     Each Eureka Holdings director and the approximate number of units of BUCs beneficially owned by such director or over which he or she has voting power or control as of the America First Record Date are as follows: George H. Krauss (5,300 units); Michael T. Dobel (0 units); Stephen T. McLin (22,365 units); J. Paul Bagley (100 units); Gregory D. Erwin (0 units); Thompson H. Rogers (0 units).

The Subsidiary Merger Agreement

     In connection with the Bank Merger, Bay View, Bay View Bank and EurekaBank will execute at the Effective Time the Subsidiary Merger Agreement. Pursuant to the Subsidiary Merger Agreement, EurekaBank will be merged with and into Bay View Bank concurrently with or immediately following the Merger. The respective obligations of Bay View Bank and EurekaBank to consummate the Bank Merger are conditioned upon completion of the Merger. The Subsidiary Merger Agreement will terminate immediately upon any termination of the Merger Agreement, and may be terminated prior to effectiveness of the Bank Merger by the mutual consent of Bay View, Bay View Bank and EurekaBank.

          UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

     The following Unaudited Pro Forma Condensed Combined Financial Information is based on the historical financial statements of Bay View and Eureka Holdings and has been prepared to illustrate the effect of the Merger and the issuance of the Notes. Consummation of the Merger is subject to a number of conditions, and no assurance can be given that the Merger will be consummated on the currently anticipated terms or at all.

     The following unaudited Pro Forma Condensed Combined Balance Sheet as of June 30, 1997 is based on the historical consolidated statements of financial condition of Bay View and Eureka Holdings giving effect to the accounting for the Merger using the purchase method of accounting and assuming the Merger and the issuance of the Notes.

     The unaudited Pro Forma Condensed Combined Statements of Operations for the year ended December 31, 1996 and for the six months ended June 30, 1997 are based on the historical consolidated statements of operations of Bay View and Eureka Holdings for the respective periods, giving effect to the accounting for the Merger using the purchase method of accounting and assuming the Merger and the issuance of the Notes both occurred as of January 1, 1996.

     The unaudited Pro Forma Condensed Combined Balance Sheet and Statements of Operations should be read in conjunction with the historical consolidated financial statements and the accompanying notes contained in the Bay View Second Quarter Form 10-Q and the 1996 Bay View Form 10-K and the unaudited consolidated financial statements and the accompanying notes as of and for the quarter ended June 30, 1997, and the audited consolidated financial statements as of December 31, 1996 and 1995 and for the three year period ended December 31, 1996 of Eureka Holdings included in Bay View's Current Report on Form 8-K dated June 23, 1997, and the unaudited consolidated financial statements for the three and six-month periods ended June 30, 1997 and 1996 included in Bay View's Current Report on Form 8-K dated August 11, 1997.

     As noted above, the Merger will be accounted for using the purchase method of accounting. Accordingly, the pro forma adjustments are based upon certain assumptions and estimates regarding the amount of goodwill (which represents the excess of the acquisition costs over the fair value of assets acquired and liabilities assumed) which will arise from the Merger and the period over which such goodwill will be amortized. Certain purchase accounting adjustments have been made to specific assets and liabilities. There is no material effect on the amount of goodwill recorded for the unallocated purchase price based on information available as of this date. The amount of goodwill to be recorded as of the Merger date is expected to be $112 million and represents the best estimate of the excess of the acquisition costs over the fair value of assets acquired and liabilities assumed based on information available as of the date hereof. The actual goodwill arising from the acquisition will be based on the acquisition cost over the fair value of the assets and liabilities on the date the Merger is consummated. No assurance can be given that actual goodwill will not be more or less than the estimated amount reflected in the pro forma financial statements or that the period over which such goodwill is amortized will not differ from the period used in the accompanying pro forma financial statements. In this regard, the amount of goodwill arising from the Merger could increase, perhaps substantially, in the event the market price of Bay View Common Stock increases beyond a certain level.

     The Unaudited Pro Forma Condensed Combined Financial Information is based upon a number of other assumptions and estimates, and is subject to a number of other uncertainties, relating to the Merger and related matters, including, among other things, estimates, assumptions and uncertainties regarding (i) the amount of accruals for direct acquisition costs and the amount of expenses associated with branch closings, settlement of existing contracts and severance pay, (ii) the amount of the deferred tax assets resulting from Eureka Holdings' tax loss carryforwards and (iii) as noted above, the actual amount of goodwill which will result from the Merger. The Unaudited Pro Forma Condensed Combined Financial Information also assumes that Bay View will issue 8,077,000 shares of Bay View Common Stock to the Partnership in connection with the Merger.
However, the actual number of shares issued will depend upon the market price of Bay View Common Stock prior to the Merger and the number of shares issued therefore may be more or less than the foregoing amount. Accordingly, the Unaudited Pro Forma Condensed Combined Financial Information does not purport to be indicative of the actual results of operations or financial condition that would have been achieved had the Merger in fact occurred on the dates indicated, nor does it purport to be indicative of the results of operations or financial condition that may be achieved in the future. In addition, the consummation of the Merger is subject to satisfaction of a number of conditions, and no assurance can be given that the Merger will be consummated on the currently anticipated terms or at all.

              UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
      BAY VIEW CAPITAL CORPORATION AND AMERICA FIRST EUREKA HOLDINGS, INC.


                                                                     At June 30, 1997
                                              ---------------------------------------------------------------
                                                                                 Pro Forma         Pro Forma
                                               Bay View   Eureka Holdings       Adjustments         Combined
                                              ----------  ---------------  ----------------------  ----------
                                                                  (Dollars In Thousands)
Assets:
-------
Cash and cash equivalents..................   $   95,053       $   45,399         $ (3,504)/(1)/   $  137,948
Loans held for sale........................          ---              495              ---                495
Securities available-for-sale:
  Investment securities....................        7,803              ---              ---              7,803
  Mortgage-backed securities...............       78,030           42,001              ---            120,031
Securities held-to-maturity:
  Investment securities....................       15,103              ---              ---             15,103
  Mortgage-backed securities...............      458,689          549,490              ---          1,008,179
Loans receivable, net......................    2,294,246        1,477,903              ---          3,772,149
Investment in stock of the FHLBSF..........       59,290           19,906              ---             79,196
Real estate owned, net.....................        8,818            1,237              ---             10,055
Premises and equipment, net................       10,095            8,592              ---             18,687
Intangible assets..........................       31,539            2,272           97,472/(2)/       131,283
Other assets...............................       37,547           40,400           75,302/(3)/       153,249
                                              ----------       ----------         --------         ----------
Total assets...............................   $3,096,213       $2,187,695         $169,270         $5,453,828
                                              ==========       ==========         ========         ==========


Liabilities and Stockholders' Equity:
-------------------------------------
Customer deposits..........................   $1,578,206       $1,888,965         $    ---         $3,467,171
Advances from FHLBSF.......................    1,092,730           75,181              ---          1,167,911
Securities sold under agreements to
  repurchase...............................      142,461           15,522              ---            157,983
Senior Debentures due 1999.................       50,000              ---              ---             50,000
Subordinated Notes due 2007................          ---              ---           99,350/(4)/        99,350
Other borrowings...........................        6,485              ---              ---              6,485
Other liabilities..........................       30,135           17,072           50,875/(5)/        98,082
                                              ----------       ----------         --------         ----------
  Total liabilities........................    2,900,017        1,996,740          150,225          5,046,982
Redeemable preferred stock.................          ---            8,854           (8,854)/(5)/          ---
Stockholders' equity.......................      196,196          182,101           27,899/(6)/       406,196
                                              ----------       ----------         --------         ----------
Total liabilities and stockholders' equity.   $3,096,213       $2,187,695         $169,270         $5,453,178
                                              ==========       ==========         ========         ==========


See "Notes to Unaudited Pro Forma Condensed Combined Financial Information."

         UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS BAY VIEW CAPITAL CORPORATION AND AMERICA FIRST EUREKA HOLDINGS, INC.


                                                              Six Months Ended June 30, 1997
                                               ---------------------------------------------------------------
                                                                                    Pro Forma        Pro Forma
                                               Bay View       Eureka Holdings      Adjustments        Combined
                                               --------       ---------------      -----------        --------
                                                           (Dollars in thousands except per share amounts)
Interest income:
  Interest on loans receivable.............  $    95,070           $54,519        $         ---       $149,589
  Interest on mortgage-backed securities...       18,079            22,024                  ---         40,103
  Interest and dividends on investments....        4,346             1,404                  ---          5,750
                                             -----------           -------        -------------        -------
                                                 117,495            77,947                  ---        195,442
Interest expense:
  Interest on customer deposits............       38,139            43,453                  ---         81,592
  Interest on Senior Debentures due 1999...        2,228               ---                  ---          2,228
  Interest on Subordinated Notes due 2007..          ---               ---                4,795/(7)/     4,795
  Other interest expense...................       34,305             3,967                  ---         38,272
                                             -----------           -------        -------------        -------
                                                  74,672            47,420                4,795        126,887

Net interest income........................       42,823            30,527               (4,795)        68,555
Provision for losses on loans..............        1,177               502                  ---          1,679
                                             -----------           -------        -------------        -------
Net interest income after provision for
  losses on loans..........................       41,646            30,025               (4,795)        66,876

Noninterest income:
  Loan fees and charges....................        2,903               608                  ---          3,511
  Gain on sale of loans and securities.....          925               167                  ---          1,092
  Other....................................        3,503             4,443                  ---          7,946
                                             -----------           -------        -------------        -------
                                                   7,331             5,218                  ---         12,549
Noninterest expense:
  General and administrative...............       30,831            21,324                  ---         52,155/(8)/
  Real estate owned........................         (617)              ---                  ---           (617)
  Amortization of intangibles..............        1,630               580                2,813/(9)/     5,023
                                             -----------           -------        -------------        -------
                                                  31,844            21,904                2,813         56,561

Income before income tax expense...........       17,133            13,339               (7,608)        22,864
Income tax expense.........................        7,367               640                2,548/(10)/   10,555
                                             -----------           -------        -------------        -------
    Net income.............................  $     9,766           $12,699        $     (10,156)        12,309/(11)/
                                             ===========           =======        =============        =======

Primary earnings per share.................  $      0.73                                              $   0.58/(11)/
                                             ===========                                               =======
Average shares outstanding (including
  common stock equivalents)................   13,440,000                                            21,517,000/(12)/


See "Notes to Unaudited Pro Forma Condensed Combined Financial Information."

         UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS BAY VIEW CAPITAL CORPORATION AND AMERICA FIRST EUREKA HOLDINGS, INC.



                                                                     Year Ended December 31, 1996
                                                 --------------------------------------------------------------------

                                                                                    Pro Forma          Pro Forma
                                                   Bay View    Eureka Holdings     Adjustments         Combined
                                                 ------------  ----------------  ---------------  -------------------
                                                             (Dollars in thousands except per share amounts)
Interest income:
  Interest on loans receivable................   $   192,443          $107,157   $          ---       $      299,600
  Interest on mortgage-backed securities......        42,081            50,161              ---               92,242
  Interest and dividends on investments.......         7,231             4,565              ---               11,796
                                                 -----------          --------   --------------       --------------
                                                     241,755           161,883              ---              403,638
Interest expense:
  Interest on customer deposits...............       100,225            81,982              ---              182,207
  Interest on Senior Debentures due 1999......         2,623               ---              ---                2,623
  Interest on Subordinated Notes due 2007.....           ---               ---            9,590/(7)/           9,590
  Other interest expense......................        57,925            19,689              ---               77,614
                                                 -----------          --------   --------------       --------------
                                                     160,773           101,671            9,590              272,034

Net interest income...........................        80,982            60,212           (9,590)             131,604
Provision for losses on loans.................         1,898               965              ---                2,863
                                                 -----------          --------   --------------       --------------
    Net interest income after provision for
     losses on loans..........................        79,084            59,247           (9,590)             128,741

Noninterest income:
  Loan fees and charges.......................         4,930             1,379              ---                6,309
  Gain (loss) on sale of loans and securities.        (1,453)              307              ---               (1,146)
  Other.......................................         5,087             6,714              ---               11,801
                                                 -----------          --------   --------------       --------------
                                                       8,564             8,400              ---               16,964
Noninterest expenses:
  General and administrative..................        58,955            44,317              ---              103,272/(8)/
   SAIF recapitalization assessment...........        11,750            11,000              ---               22,750
   Real estate owned..........................        (4,909)              270              ---               (4,639)
   Amortization of intangibles................         2,606             1,213            5,573/(9)/           9,392/(9)/
                                                 -----------          --------   --------------       --------------
                                                      68,402            56,800            5,573              130,775

Income before income tax expense..............        19,246            10,847          (15,163)              14,930
Income tax expense (benefit)..................         8,277           (20,870)          22,122/(10)/          9,529
                                                 -----------          --------   --------------       --------------
      Net income..............................   $    10,969          $ 31,717          (37,285)      $        5,401/(11)/
                                                 ===========          ========   ==============       ==============

Primary earnings per share....................   $      0.79                                          $         0.25/(11)/
                                                 ===========                                          ==============
Average shares outstanding (including
  common stock equivalents)...................    13,900,000                                              21,977,000/(12)/


See "Notes to Unaudited Pro Forma Condensed Combined Financial Information."

Notes to Unaudited Pro Forma Condensed Combined Financial Information

     1. The adjustment reflects (i) receipt by Bay View of the estimated net proceeds from the issuance of the Notes, (ii) the redemption of $8.9 million of the preferred stock of EurekaBank held by the FDIC and (iii) the $90 million payment for the Total Cash Consideration.

     2. The adjustment represents the excess of acquisition cost over the estimated fair value of net assets acquired (i.e., goodwill) net of the Eureka Holdings pre-acquisition goodwill written-off as of June 30, 1997. Goodwill is assumed to be amortized on a straight-line basis over a period of 15 years. The goodwill amount reflected herein is not necessarily indicative of the amount which will be recorded when the Merger is consummated. Based on Bay View's acquisition analysis, management has estimated that the goodwill to be recorded as of the Merger date will be approximately $112 million. The actual goodwill arising from the Merger will be based on the fair values of the assets and liabilities on the date the Merger is consummated and may be more or less than the estimated amount reflected herein.

     3. These adjustments represent deferred taxes arising from the tax loss carryforwards of Eureka Holdings, deferred issuance costs of the Notes and tax receivable related to expense accruals described in Note 5 below. As of June 30, 1997, Eureka Holdings maintained a valuation allowance for deferred tax assets. The pro forma adjustment for deferred tax assets is based on a revaluation of the expected realizability of the estimated benefits from tax loss carryforwards based on the operating results of the combined companies resulting from the Merger.

     4.  This adjustment represents the issuance of  the Notes.

     5. This adjustment represents direct acquisition costs and accruals for certain estimated expenses associated with branch closings, amounts for settlement of obligations under existing contracts and severance pay for involuntary terminations in connection with the Merger and redemption of the preferred stock of EurekaBank held by the FDIC.

     6. This adjustment represents the issuance of $210 million of Bay View Common Stock to the Partnership offset by the elimination of Eureka Holdings' equity for consolidation purposes.

     7. This adjustment represents the interest rate on the Notes of 9.125% (all-in cost is expected to be approximately 9.65%) per annum.

     8. No adjustments have been made to general and administrative expenses for expected annualized cost savings which Bay View believes will be derived primarily from the elimination of duplicative administrative functions and consolidation of loan servicing functions and the cessation of EurekaBank's residential loan origination activities. However, there can be no assurance that any such cost savings will in fact be realized.

     9. This adjustment reflects the goodwill assumed to be amortized on a straight-line basis over a period of 15 years offset in part by the reversal of the amortization of pre-acquisition Eureka Holdings goodwill. The goodwill amortization is not necessarily indicative of the amount which will be recorded when the transaction is consummated. See Note 2 above.

     10. This adjustment represents the reversal of tax benefits recognized by Eureka Holdings associated with tax loss carryforwards partially offset by tax benefit related to the interest expense on the Notes. See Notes 4 and 7 above.

     11. The net income and earnings per share amounts reflected herein do not purport to be indicative of actual results that would have been achieved had the Merger and the issuance of the Notes in fact occurred on the dates indicated nor do they purport to be indicative of results of operations that may be achieved in the future. The historical and pro forma net income and earnings per share amounts include the impact of a charge relating to a one-time SAIF recapitalization assessment for both Bay View Bank and EurekaBank (for the year ended December 31, 1996, $22.7 million pretax; for the six months ended June 30, 1997, none). In addition, no adjustments have been made to general and administrative expenses for expected cost savings as described in Note 8 above.

     12. The number of shares of Bay View Common Stock to be issued to the Partnership is calculated based on the Total Stock Consideration of $210 million divided by an assumed stock price of $26.00 per share. The actual number of shares of Bay View Common Stock issued in the Merger will be determined by dividing (i) $210 million by (ii) the Average Bay View Stock Price, not to exceed $26.00 or be less than $21.00 unless (A) the Average Bay View Stock Price is less than $21.00, (B) Eureka Holdings has given notice of its intention to terminate the Merger Agreement (as permitted by the Merger Agreement upon such event); and (C) Bay View has made an Adjustment Election, pursuant to which Bay View agrees that the Average Bay View Stock Price shall be determined without regard to the $21.00 minimum price. As a result, the actual number of shares issued in the Merger will depend upon the market price of Bay View Common Stock prior to the date of the Merger and may be more or less than the number of shares reflected herein.

               DESCRIPTION OF AMERICA FIRST AND EUREKA HOLDINGS

     America First was formed on April 14, 1987 under the Delaware RULPA for purposes of acquiring one or more federally-insured financial institutions through supervisory-assisted acquisitions. The general partner of America First is America First Capital. America First began operations with the first escrow closing on July 1, 1987.

     America First formed Eureka Holdings, formerly America First Holdings, as a subsidiary corporation for purposes of acquiring, owning and managing one or more financial institutions. On May 27, 1988, Eureka Holdings acquired EurekaBank under an Assistance Agreement with the FSLIC (the "Acquisition"), whose obligations were assumed by the Federal Savings and Loan Resolution Fund with the passage of FIRREA in August 1989 and subsequently passed to the FDIC. Prior to the Acquisition, EurekaBank was an insolvent mutual association which had been operated since 1985 by the Federal Home Loan Bank Board, the predecessor to the OTS, under its management consignment program. As a result of the Acquisition, EurekaBank was recapitalized and received various types of assistance from the FSLIC. On June 24, 1988, EurekaBank acquired the assets and liabilities of Stanford Savings and Loan Association from the FSLIC. America First and Eureka Holdings are unitary savings and loan holding companies and are subject to regulation, examination, supervision and reporting requirements of the OTS.

     Substantially all of the business of America First is conducted through EurekaBank, which has 36 branch offices located in the greater San Francisco Bay Area. Its principal business consists of attracting deposits from the general public and using those deposits, together with borrowings and other funds, to originate loans secured by real estate. These loans are predominately secured by mortgages on residential properties located in Northern California. At June 30, 1997, EurekaBank had total assets of approximately $2.2 billion and customer deposits of approximately $1.9 billion. EurekaBank's executive offices are located at 950 Tower Lane, Foster City, California 94404. Eureka Holdings' executive offices are located at 555 California Street, San Francisco, California 94104. The Partnership's offices are located at 1004 Farnam Street, Omaha, Nebraska 68102.

     EurekaBank's business consists primarily of attracting retail savings deposits from the general public and, together with other borrowings, investing these funds in residential mortgage loans, mortgage-backed securities and investments. EurekaBank's income is derived primarily from interest on residential mortgage loans, mortgage-backed securities and other real estate loans and, to a lesser extent, interest on investments and fees received in connection with loans, deposits and other services. EurekaBank's major expense is interest paid on customer deposits and other borrowings. EurekaBank's operations, like those of other savings institutions, are significantly influenced by national, regional and local economic conditions, the interest rate environment, the related monetary, fiscal and regulatory policies of the federal government, and the policies of regulatory authorities. Deposit flows and costs of funds are influenced by interest rates on competing investments, changes in the interest rate environment and general economic conditions. Lending activities are affected by the demand for residential mortgage financing and other types of financing, which are primarily affected by the interest rates at which such financing may be offered, and the availability of funds.

     EurekaBank is a member of the Federal Home Loan Bank System and owns stock in the FHLB of San Francisco. EurekaBank is also subject to regulations of the Federal Reserve Board with respect to cash reserves required to be maintained against deposits and certain other matters. EurekaBank's deposits are insured by the FDIC up to the maximum amounts provided by law through the SAIF.

                     DESCRIPTION OF BAY VIEW CAPITAL STOCK

     General. The 67,000,000 shares of capital stock authorized by the Bay View Certificate of Incorporation (the "Bay View Certificate") are divided into two classes, consisting of 60,000,000 shares of Bay View Common Stock (par value $.01 per share) and 7,000,000 shares of serial preferred stock (par value $.01 per share) ("Preferred Stock"). The aggregate par value of the issued shares constitute the capital account of Bay View on a consolidated basis.

      Common Stock. Each share of the Bay View Common Stock has the same relative rights and is identical in all respects with each other share of the Bay View Common Stock. The Bay View Common Stock represents non-withdrawable capital, is not of an insurable type and is not insured by the FDIC.

     Under Delaware law, the holders of the Bay View Common Stock possess exclusive voting power in Bay View. Each stockholder is entitled to one vote for each share held on all matters voted upon by stockholders, subject to certain limitations.

      No Preemptive Rights. Holders of the Bay View Common Stock are not entitled to preemptive rights with respect to any shares which may be issued. The Bay View Common Stock is not subject to call for redemption.

      Preferred Stock. The Board of Directors of Bay View is authorized to issue preferred stock in series and to fix and state the voting powers, designations, preferences and relative, participating, optional or other special rights of the shares of each such series and the qualifications, limitations and restrictions thereof. Preferred Stock may rank prior to the Bay View Common Stock as to dividend rights, liquidation preferences, or both, and may have full or limited voting rights. The holders of Preferred Stock may be entitled to vote as a separate class or series under certain circumstances, regardless of any other voting rights which such holders may have.

      Authorized Shares. Bay View has no present plans for the issuance of the additional authorized shares of Bay View Common Stock, beyond what is required for the Merger (and pursuant to the exercise of stock options), or for the issuance of any shares of Preferred Stock. The authorized but unissued and unreserved shares of Bay View Common Stock are available for general corporate purposes including, but not limited to, stock dividends or stock splits, future mergers or acquisitions, issuances under Bay View's cash dividend reinvestment and stock purchase plan, future underwritten or other offerings, or issuances under Bay View's employee stock ownership plan. The authorized but unissued shares of Preferred Stock will similarly be available for issuance in future mergers or acquisitions, in a future underwritten public offering or private placement or for other general corporate purposes. Except as described above or as otherwise required to approve the transaction in which the additional authorized shares of Bay View Common Stock or authorized shares of Preferred Stock would be issued, no stockholder approval will be required for the issuance of these shares. Accordingly, the Board of Directors of Bay View, without stockholder approval, can issue Preferred Stock with voting and conversion rights which could adversely affect the voting power of the holders of Bay View Common Stock.

      Anti-Takeover Provisions. Certain provisions of the Bay View Certificate may have the effect of delaying, deferring or preventing a change in control of Bay View pursuant to an extraordinary corporate transaction involving Bay View, including a merger, reorganization, tender offer, transfer of substantially all of its assets or a liquidation. See "Certain Anti-takeover Provisions-- Certificate of Incorporation and Bylaws."

      Rights Agreement. On July 26, 1990, the Bay View Board of Directors declared a dividend payable August 6, 1990 of one right (a "Right") for each outstanding share of Bay View Common Stock held of record at the close of business on August 6, 1990 (the "Record Time"), or issued thereafter and prior to the Separation Time (as hereinafter defined) and thereafter pursuant to options and convertible securities outstanding at the Separation Time. The Rights were issued pursuant to a Stockholder Protection Rights Agreement, dated as of July 31, 1990 (the "Rights Agreement"), between the Company and Manufacturers Hanover Trust Company of California, as Rights Agent (the

"Rights Agent"). Each Right entitles its registered holder to purchase from Bay View after the Separation Time, one share of Bay View Common Stock for $27.50 (the "Exercise Price"), subject to adjustment.

     The Rights will be evidenced by the Bay View Common Stock certificates until the close of business on the earlier of (either, the "Separation Time")
(i) the tenth business day (or such later date as the Board of Directors of Bay View may from time to time fix by resolution adopted prior to the Separation Time that would otherwise have occurred) after the date on which any Person (as defined in the Rights Agreement) (other than Bay View, a majority-owned subsidiary of Bay View or an employee stock ownership or other employee benefit plan of Bay View or a majority-owned subsidiary of Bay View) commences a tender or exchange offer which, if consummated, would result in such Person's becoming the beneficial owner of 10% or more of the outstanding shares of Bay View Common Stock (any Person having such beneficial ownership being referred to as an "Acquiring Person", which term shall not include: (x) a Person who shall become the beneficial owner of 10% or more or the outstanding shares of Bay View Common Stock solely as a result of an acquisition by Bay View of shares of Bay View Common Stock, until such time thereafter as such Person shall become the beneficial owner (other than by means of a stock dividend or stock split or by means of an acquisition solely from Bay View of up to 25% of the Bay View Common Stock by such person if the issuance thereof was approved by Bay View's Board of Directors) of any additional shares of Bay View Common Stock); (y) any Person who beneficially owns less than 15% of the outstanding shares of Bay View Common Stock, all of which shares are owned by accounts under discretionary investment management by investment management companies, no account of which holds 7.5% or more of the outstanding shares of Bay View Common Stock provided, however, that
                                                        --------  -------
this exception shall be available only for so long as such Person is entitled to report such holdings on a Schedule 13G; or (z) any Person who is the beneficial owner of 10% or more of the outstanding shares of Bay View Common Stock but who acquired beneficial ownership of shares of Bay View Common Stock without any plan or intention to seek or affect control of Bay View, if such Person promptly enters into an irrevocable commitment promptly to divest, and thereafter promptly divests (without exercising or retaining any power, including voting, with respect to such shares), sufficient shares of Bay View Common Stock (or securities convertible into, exchangeable into or exercisable for Bay View Common Stock) so that such Person ceases to be the beneficial owner of 10% or more of the outstanding shares of Bay View Common Stock), and (ii) the tenth day after the first date (the "Flip-in Date") of public announcement (the "Stock Acquisition Date") by Bay View or an Acquiring Person (as defined in the Rights Agreement) that an Acquiring Person has become such, other than as a result of a Flip-over Transaction or Event (as defined below); provided that if the
                                                   --------
foregoing results in the Separation Time being prior to the Record Time, the Separation Time shall be the Record Time and provided further that if a tender
                                             -------- -------
or exchange offer referred to in clause (i) is canceled, terminated or otherwise withdrawn prior to the Separation Time, without the purchase of any shares of Bay View Common Stock pursuant thereto, such offer shall be deemed, for the purposes of this definition, never to have been made. The Rights Agreement provides that, until the Separation Time, the Rights will be transferred with and only with Bay View Common Stock. Bay View Common Stock certificates issued after the Record Time but prior to the Separation Time shall evidence one Right for each share of Bay View Common Stock represented thereby and shall contain a legend incorporating by reference the terms of the Rights Agreement (as such may be amended from time to time). Notwithstanding the absence of the aforementioned legend, certificates evidencing shares of Bay View Common Stock outstanding at the Record Time shall also evidence one Right for each share of Bay View Common Stock evidenced thereby. Promptly following the Separation Time, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of Bay View Common Stock at the Separation Time.

     The Rights will not be exercisable until the first business day following the Separation Time. The Rights will expire on the earliest of (i) the Exchange Time (as defined below), (ii) the date on which the Rights are redeemed as described below and (iii) the tenth-year anniversary of the Record Time (in any such case, the "Expiration Time").

     The Exercise Price and the number of Rights outstanding, or in certain circumstances the securities purchasable upon exercise of the Rights, are subject to adjustment from time to time to prevent dilution in the event of a Bay View Common Stock dividend on, or a subdivision or a combination into a smaller number of shares of, Bay

View Common Stock, or the issuance or distribution of any securities or assets in respect of, in lieu of or in exchange for Bay View Common Stock.

     In the event that prior to the Expiration Time, a Flip-in Date occurs, Bay View shall take such action as shall be necessary to ensure and provide that each Right (other than Rights beneficially owned by the Acquiring Person or any affiliate or associate thereof, which Rights shall become void) shall constitute the right to purchase from Bay View, upon the exercise thereof in accordance with the terms of the Rights Agreement, that number of shares of Bay View Common Stock having an aggregate Market Price (as defined in the Rights Agreement), on the Stock Acquisition Date that gave rise to the Flip-in Date, equal to the then current Exercise Price. In addition, the Board of Directors of Bay View may, at its option, at any time after a Flip-in Date and prior to the date on which a
Schedule 13D, or any amendment thereto, is filed with the SEC by an Acquiring Person announcing that such person has become the beneficial owner of more than 50% of the outstanding shares of Bay View Common Stock, elect to exchange all (but not less than all) of the then outstanding Rights (other than Rights beneficially owned by the Acquiring Person or any affiliate or associate thereof, which Rights become void) for shares of Bay View Common Stock at an exchange ratio of one share of Bay View Common Stock per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the date of the Separation Time (the "Exchange Ratio"). Immediately upon such action by the Board of Directors of Bay View (the "Exchange Time"), the right to exercise the Rights will terminate and each Right will thereafter represent only the right to receive a number of shares of Bay View Common Stock equal to the Exchange Ratio.

     In the event that there shall not be sufficient treasury shares or authorized but unissued shares of Bay View Common Stock to permit the exercise or exchange in full of the Rights, Bay View shall take such action as shall be necessary to ensure and provide, to the extent permitted by applicable law and any agreements or instruments in effect on the Stock Acquisition Date to which it is a party, that each Right shall thereafter constitute the right to receive,
(x) at Bay View's option, either (A) in return for the Exercise Price, debt or equity securities or other assets (or a combination thereof) having a fair value equal to twice the Exercise Price, or (B) without payment of consideration (except as otherwise required by applicable law), debt or equity securities or other assets (or a combination thereof) having a fair value equal to the Exercise Price, or (y) if the Board of Directors of Bay View elects to exchange the Rights, debt or equity securities or other assets (or a combination thereof) having a fair value equal to the product of the Market Price of a share of Bay View Common Stock on the Flip-in Date times the Exchange Ratio in effect on the Flip-in Date, where in any case set forth in (x) or (y) above the fair value of such debt or equity securities or other assets shall be as determined in good faith by the Board of Directors of Bay View, after consultation with a nationally recognized investment banking firm.

     In the event that prior to the Expiration Time Bay View enters into, consummates or permits to occur a transaction or series of transactions after the time an Acquiring Person (or any of its affiliates or associates) has become such in which, directly or indirectly, (i) Bay View shall consolidate or merge or participate in a binding share exchange with any other Person (other than a wholly owned subsidiary of the Bay View) if, at the time of the consolidation, merger or share exchange, the Acquiring Person controls the Board of Directors of Bay View and any term of or arrangement concerning such consolidation, merger or share exchange relating to the Acquiring Person is not identical to the terms and arrangements relating to other holders of Bay View Common Stock or (ii) Bay View shall sell or otherwise transfer (or one or more of its subsidiaries shall sell or otherwise transfer) assets (A) aggregating more than 50% of the assets (measured by either book value or fair market value) or (B) generating more than 50% of the operating income or cash flow, of Bay View and its subsidiaries (taken as a whole) to any Person or to two or more such Persons which are affiliated or otherwise acting in concert, if, at the time of such sale or transfer of assets or at the time Bay View (or any such subsidiary) enters into an agreement with respect to such sale or transfer, the Acquiring Person controls the Board of Directors of Bay View (a "Flip-over Transaction or Event"), Bay View shall take such action as shall be necessary to ensure, and shall not enter into, consummate or permit to occur such Flip-over Transaction or Event unless and until it shall have entered into a supplemental agreement with the Person engaging in such Flip-over Transaction or Event (the "Flip-over Entity"), for the benefit of the holders of the Rights, providing that, upon consummation or occurrence of the Flip-over Transaction or Event (i) each Right shall thereafter constitute the right to purchase from the Flip-over Entity, upon exercise thereof in accordance with the terms of the Rights Agreement, that number of shares of common stock of the Flip-over Entity having an aggregate Market Price on the date of consummation or occurrence of such Flip-over Transaction or Event equal to twice the Exercise Price (as adjusted) and (ii) the Flip-over Entity shall thereafter be liable for, and shall assume, by virtue of such Flip-over Transaction or Event and such supplemental agreement, all the obligations and duties of Bay View pursuant to the Rights Agreement.

     The Board of Directors of Bay View may, at its option, at any time prior to the close of business on the Flip-in Date, elect to redeem all (but not less than all) of the then outstanding Rights at a price of $.01 per Right (the "Redemption Price"), as provided in the Rights Agreement. Immediately upon the action of the Board of Directors of Bay View electing to redeem the Rights (or, if the resolution of the Board of Directors electing to redeem the Rights states that the redemption will not be effective until the occurrence of a specified future time or event, upon the occurrence of such future time or event), without any further action and without any notice, the right to exercise the Rights will terminate and each Right will thereafter represent only the right to receive the Redemption Price in cash for each Right.

     The holders of Rights will not, solely by reason of their ownership of Rights, have any rights as stockholders of Bay View, including, without limitation, the right to vote or to receive dividends.

     The Rights will not prevent a takeover of Bay View. However, the Rights may cause substantial dilution to a person or group that acquires 10% or more of the Bay View Common Stock unless the Rights are first redeemed by the Board of Directors of Bay View. Nevertheless, the rights should not interfere with a transaction that is in the best interests of Bay View and its stockholders because the Rights can be redeemed on or prior to the close of business on the Flip-in Date, before the consummation of such transaction.

     As of the Bay View Record Date there were 60,000,000 shares of Bay View Common Stock authorized, of which 12,979,817 shares were issued and outstanding, and 4,709,430 shares were reserved for issuance pursuant to employee benefit plans. As long as the Rights are attached to the Bay View Common Stock, Bay View will issue one Right with each new share of Bay View Common Stock so that all such shares will have Rights attached.


                       CERTAIN ANTI-TAKEOVER PROVISIONS

     This section sets forth a brief discussion of the reasons for, and the operation and effects of, certain provisions of the Bay View Certificate and Bylaws (the "Bay View Bylaws") which may have certain anti-takeover effects. This section also summarizes certain provisions of federal law which may have anti-takeover effects. The Bay View Certificate contains a provision opting out of Section 203 of the DGCL. See also "Description of Bay View Capital Stock -- Rights Agreement."

Certificate of Incorporation and Bylaws

      General. A number of provisions of the Bay View Certificate and the Bay View Bylaws pertain to matters of corporate governance and certain rights of stockholders. Certain of those provisions may be deemed to have and may have the effect of making more difficult, costly or time consuming, and thereby discouraging, a merger, tender offer, proxy contest or other attempt to assume control of Bay View and/or change incumbent management and in certain circumstances may prevent a change in control of Bay View even if such a change in control is desired by a majority of Bay View's stockholders. The following discussion focuses on certain of such provisions.

      Authorized Shares of Capital Stock. The Bay View Certificate permits the Bay View Board to issue, without the approval of stockholders but subject to the Board's fiduciary duties and the availability of authorized but unissued shares, additional shares of Bay View Common Stock, or shares of Preferred Stock with such rights and preferences as the Bay View Board may determine. While the availability of such shares provides Bay View with flexibility in structuring financings and acquisitions and meeting other corporate needs, it may also, as more fully described below, impede the completion of a transaction to which the Bay View Board or management is opposed.

     Uncommitted authorized but unissued shares of Bay View Common Stock and Preferred Stock may be issued from time to time to such persons and for such consideration as the Bay View Board may determine and holders of the then-outstanding shares of Bay View Common Stock or Preferred Stock may or may not be given the opportunity to vote thereon, depending upon the nature of any such transactions, applicable law, the rules and policies of the Nasdaq and the judgment of the Bay View Board regarding the submission of such issuance to Bay View's stockholders. Bay View stockholders have no preemptive rights to subscribe to newly issued shares.

     Moreover, it is possible that additional shares of Bay View Common Stock or Preferred Stock would be issued for the purpose of making an acquisition by an unwanted suitor of a controlling interest in Bay View more difficult, time-consuming or costly or to otherwise discourage an attempt to acquire control of Bay View. Under such circumstances, the availability of authorized and unissued shares of Bay View Common Stock and Preferred Stock may make it more difficult for Bay View stockholders to obtain a premium for their shares. Such authorized and unissued shares could be used to create voting or other impediments or to frustrate a person seeking to obtain control of Bay View through a merger, tender offer, proxy contest or other means. Such shares could be privately placed with purchasers who might cooperate with Bay View in opposing such an attempt by a third party to gain control of Bay View. The issuance of new shares of Bay View Common Stock or Preferred Stock could also be used to dilute ownership of a person or entity seeking to obtain control of Bay View. Although Bay View does not currently contemplate taking such action, shares of Bay View Common Stock or one or more series of Preferred Stock could be issued for the purposes and effects described above and the Bay View Board reserves its rights (if consistent with its fiduciary responsibilities) to issue such stock for such purposes.

     Upon consummation of the Merger, Bay View will issue up to 11,111,111 shares of Bay View Common Stock in exchange for shares of Eureka Holdings Common Stock.

      Classified Board of Directors and Removal of Directors. The Bay View Certificate states that the Bay View Board is to be divided into three classes, which shall be as nearly equal in number as possible. The directors of Bay View in each class hold office for a term of three years. The Bay View Certificate provides that a director may be removed only for cause and then only by the affirmative vote of the holders of at least a majority of the outstanding shares entitled to vote in an election of directors, voting as a single class. If less than the entire Board is to be removed, no one of the directors may be removed if the votes cast against the removal would be sufficient to elect a director if such votes were cumulatively voted at an election of the class of directors of which such director is a part.

     A classified board of directors could make it more difficult for stockholders, including those holding a majority of the outstanding shares, to force an immediate change in the composition of a majority of the Bay View Board. Since the terms of approximately one-third of the incumbent directors expire each year, at least two annual elections are necessary for the stockholders to replace a majority of the Board, whereas a majority of a non-classified board may be replaced in one year.

     Management of Bay View believes that the staggered election of directors helps to promote the continuity of management because approximately one-third of the Bay View Board is subject to election each year. Staggered terms help to assure that in the ordinary course of business approximately two-thirds of the directors, or more, at any one time have had at least one year's experience as directors, and moderate the pace of changes in the Bay View Board by extending the minimum time required to elect a majority of directors from one to two years.

      Provisions Relating to Meetings of Stockholders. The Bay View Certificate provides that Special Meetings of stockholders may only be called by the chairman of the board, the president or a majority of the directors then in office. The Bay View Certificate also provides that stockholder action may be taken only at an annual of stockholders and not by written consent. Although management of Bay View believes that these provisions will discourage stockholder attempts to disrupt the business of Bay View between special meetings of stockholders, an additional effect may be to deter hostile takeovers by making it more difficult for a person or entity to obtain immediate control of Bay View between special meetings. These provisions may also prevent stockholders from using a special meeting as a forum to address certain other matters and may discourage takeovers which are desired by stockholders.

      Restriction of Maximum Number of Directors and Filling Vacancies on Bay View's Board of Directors. The Bay View Bylaws provide that the number of directors of Bay View shall be nine. The power to fill vacancies, whether occurring by reason of an increase in the number of directors or by resignation, is vested in the Bay View Board acting by a vote of a majority of directors then in office, even if less than a quorum. An increase or decrease in the number of directors of Bay View may only be accomplished through an amendment of the Bay View Bylaws. An amendment to the Bay View Bylaws requires approval by either the majority vote of the entire Board of Directors or by a majority vote of the votes cast by stockholders of Bay View at any legal meeting. The overall effect of such provisions may be to prevent a person or entity from immediately acquiring control of Bay View through an increase in the number of Bay View directors followed by election of that person's or entity's nominees to fill the newly created vacancies. Furthermore, the ability of the Bay View Board to fill vacancies resulting from newly created directorships could allow the Board to retain control of Bay View by creating new directorships and filling the vacancies created thereby.

      Advance Notice Requirements for Presentation of New Business and Nominations of Directors at Meetings of Stockholders. The Bay View Bylaws generally provide that any stockholder desiring to make a proposal for new business at a meeting of stockholders must submit written notice which must be received at the executive offices of Bay View not less than 60 nor more than 90 days prior to the date of the annual meeting provided, however, that in the event that less than 70 days notice or prior public disclosure of the date of the meeting is given or made to stockholders, notice by the stockholder to be timely must be received not later than the close of business on the tenth day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure was made. The Bay View Bylaws also provide that stockholders wishing to nominate candidates for election as directors must deliver written notice to the principal executive offices of Bay View not less than 60 nor more than 90 days prior to the date of the meeting; provided, however, that in the event that less than 70 days notice or prior disclosure of the date of the meeting is given or made to stockholders, notice by the stockholder to be timely must be so received not later than the close of business on the tenth day following the day on which such notice of the date of the meeting was mailed or such public disclosure was made. Adequate advance notice of stockholder proposals and nominations gives management time to evaluate such proposals and nominations and to determine whether to recommend to the stockholders that such proposals be approved. In certain instances, such provisions could make it more difficult to oppose management's proposals or nominations if stockholders believe such proposals or nominations are not in their best interests.

Federal Law

     Federal law provides that no person or company, directly or indirectly or acting in concert with one or more persons or companies, or through one or more subsidiaries, or through one or more transactions, may acquire "control" of a savings association (which for these purposes includes a holding company thereof) at any time without the prior approval of, or, in the case of individuals, written notice to, the OTS. Any company that acquires such control becomes a "savings and loan holding company" subject to registration, examination and regulation as a savings and loan holding company. Control of a savings association or any other company under federal statute includes, generally, ownership of, control of or holding irrevocable proxies (or any combination of irrevocable proxies and voting stock) representing more than 25% of any class of voting stock, control in any manner of the election of a majority of the savings association's directors, or a determination by the OTS that the acquiror has the power to direct, or directly or indirectly to exercise a controlling influence over, the management or policies of the institution. Among other things, direct or indirect acquisition of more than 10% of any class of a savings association's voting stock, if the acquiror also is subject to any one of eight "control factors," constitutes a rebuttable determination of control under the OTS regulations. Such control factors include, among other things, the acquiror being one of the two largest stockholders of any class of voting stock. The determination of control may be rebutted by submission to the OTS, prior to the acquisition of stock or the occurrence of any other circumstances giving rise to such determination, of a statement setting forth facts and circumstances which would support a finding that no control relationship will exist and containing certain undertakings. Thus, any person or company that intends to acquire more than 25% of the Bay View Common Stock, or that is subject to a "control factor" as described in the federal regulations and intends to acquire more than 10% of the Bay View Common Stock, may need to notify the OTS and seek prior approval, non-objection or acceptance of a rebuttal statement.


             COMPARISON OF GOVERNING INSTRUMENTS AND GOVERNING LAW

General

     The rights of Bay View stockholders are governed by the Bay View Certificate, the Bay View Bylaws and the laws of the State of Delaware. The rights of the BUC Holders are governed by the Partnership Agreement and the laws of the State of Delaware. After the effective time of the Distribution, which immediately follows the Merger, the rights of BUC Holders who become Bay View stockholders will be governed by the Bay View Certificate, Bay View Bylaws and the laws of the State of Delaware. In many respects, the rights of Bay View and America First security holders are similar. The following discussion of certain material similarities and differences between the rights of Bay View stockholders under the Bay View Certificate and Bylaws and the rights of BUC Holders under the Partnership Agreement is only a summary of certain provisions and does not purport to be a complete description of such similarities and differences. The following discussion is qualified in its entirety by reference to the laws of Delaware and the full texts of the Bay View Certificate and Bylaws and the Partnership Agreement.

Capital Stock; BUCs

     Bay View's authorized capital stock consists of 60,000,000 shares of Bay View Common Stock and 7,000,000 shares of Preferred Stock.

     The Partnership has 6,010,589 BUCs authorized, issued and outstanding. BUCs represent assignments by the initial limited partner of the limited partnership interests in the Partnership. There is no limitation placed on the issuance of BUCs in either the Partnership Agreement or in Delaware RULPA.

Security Holder Meetings

     The DGCL permits special meetings of stockholders to be called by the board of directors and such other persons, including stockholders, as the certificate of incorporation or bylaws may provide. The DGCL does not require that stockholders be given the right to call special meetings. The Bay View Certificate and Bylaws provide that special meetings of the stockholders of Bay View may be called at any time by the chairman of the board, the president, or a majority of the directors then in office.

     Under the Partnership Agreement, the holders of 10% or more of the outstanding BUCs or the General Partner may call a meeting of the BUC Holders at any time. Under the Partnership Agreement, the General Partner must call for a vote of or consent of BUC Holders only in certain circumstances, and there is no requirement of an annual meeting of BUC Holders.

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

Advance Notice Requirements at Meetings of Security Holders

     The Bay View Bylaws require advance notice of the nomination by a stockholder of a person for election as a director or the introduction by stockholders of business at annual meetings of stockholders. For a nomination or proposal not included in the proxy statement to be properly brought before an annual or special meeting by stockholders, the Secretary of Bay View must have received written notice thereof not less than 60 days nor more than 90 days prior to the annual meeting. The notice must contain (i) in the case of a proposal, a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business, and in the case of a nomination, as to each person whom such stockholder proposes to nominate, all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act, (ii) the name and address of the stockholder proposing such business, and the name and address of the beneficial owner, if any, on whose behalf the proposal is made, (iii) the class and number of shares of the Bay View stock owned beneficially and of record, and (iv) any direct or indirect material interest of the stockholder proposing such business and of the beneficial owner, if any, on whose behalf the proposal is made in such business.

     The Partnership Agreement requires that a request for a meeting by the BUC Holders state the purpose of the proposed meeting and the matters to be acted upon at such meeting, and provides that no matter may be acted upon at the meeting other than matters set forth in such request or as otherwise permitted by the General Partner. The Partnership Agreement has no other advance notice requirement for BUC Holder proposals.

Security Holder Action by Written Consent

     The DGCL provides that unless otherwise provided by the certificate of incorporation, any action that may be taken at a meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if the holders of common stock having not less than the minimum number of votes otherwise required to approve such action at a meeting of stockholders consent in writing. Under the Bay View Certificate, Bay View stockholders may not take action by written consent.

     The Partnership Agreement provides for action by the BUC Holders by a vote at a meeting or by written consent.

Cumulative Voting for Election of Directors, General Partner

     Under the DGCL, stockholders do not have the right to cumulate their votes in the election of directors unless such right is granted in the certificate of incorporation. The Bay View Certificate does not grant such rights.

     The Partnership Agreement does not provide for cumulative voting in an election of a General Partner.

Board of Directors; General Partner

     The Bay View Board of Directors consists of three classes of directors comprised as nearly as practicable of one-third of the Board and one class of directors is elected at each annual meeting of stockholders to serve a three-year term. The Bay View Bylaws currently provide for a nine-member Board of Directors. Vacancies on the Board of Directors are filled by a majority vote of the directors then in office. The Bay View Certificate provides that directors of Bay View may be removed only for cause by a vote of the holders of a majority of the shares entitled to vote at an election of directors.

     Under the Partnership Agreement, America First Capital, as the General Partner, has full, exclusive and complete responsibility and discretion in the management and control of the Partnership except insofar as the consent or vote of the BUC Holders may be required by the Partnership Agreement. A majority in interest of the limited partners (including the initial limited partner voting on behalf of the BUC Holders) acting as a class, without the consent or other action by any General Partner, may remove any General Partner with or without cause.

Business Combinations with Certain Persons

     Section 203 of the DGCL provides generally that any person who acquires 15% or more of a corporation's voting stock (thereby becoming an "interested stockholder") may not engage in a wide range of "business combinations" with the corporation for a period of three years following the date the person became an interested stockholder, unless (i) the board of directors of the corporation has approved, prior to that acquisition date, either the business combination or the transaction that resulted in the person becoming an interested stockholder, (ii) upon consummation of the transaction that resulted in the person becoming an interested stockholder, that person owns at least 85% of the corporation's voting stock outstanding at the time the transaction commenced (excluding shares owned by persons who are directors and also officers and shares owned by employee stock plans in which participants do not have the right to determine confidentially whether shares will be tendered in a tender or exchange offer), or (iii) the business combination is approved by the board of directors and authorized by the affirmative vote (at an annual or special meeting and not by written consent) of at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder.

     These restrictions on interested stockholders do not apply under certain circumstances, including, but not limited to, the following (i) if the corporation's original certificate of incorporation contains a provision expressly electing not to be governed by Section 203 of the DGCL, or (ii) if the corporation, by action of its stockholders, adopts an amendment to its bylaws or certificate of incorporation expressly electing not to be governed by such section. The Bay View Certificates contains a provision opting out of such section.

     Neither the Delaware RULPA nor the Partnership Agreement has a provision comparable to Section 203 which would make such section or a similar law applicable to America First.

Indemnification

     The Bay View Certificate provides that directors will not be personally liable to Bay View or its stockholders for monetary damages for breach of their fiduciary duty as directors, except for liability (i) for any breach of the director's duty of loyalty to Bay View or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for the payment of dividends, or the repurchase or redemption of stock, in willful or negligent violation of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit.

     The Partnership Agreement provides that the General Partner will have no liability to the Partnership for any act or omission performed or omitted in good faith and reasonably believed to be in the best interest of the Partnership, provided that the course of conduct giving rise to the threatened, pending or completed claim, action or suit did not constitute fraud, bad faith, negligence, misconduct or a breach of its fiduciary obligations. The Partnership Agreement also provides for indemnification of the General Partner and its affiliates by the Partnership for certain liabilities which the General Partner and its affiliates may incur under the Securities Act and in dealings with the Partnership and third parties on behalf of the Partnership. In the opinion of the SEC, indemnification under the Securities Act is unenforceable.

Amendment of Certificate and Bylaws, Partnership Agreement

     Under the Bay View Certificate, an amendment, addition, alteration, change or repeal of any provision of the Bay View Certificate must be first proposed by the Board of Directors of Bay View, and thereafter approved by the stockholders by a majority of the total votes eligible to be cast at a legal meeting. The Bay View Bylaws provide that bylaws may be altered, amended, repealed, or adopted by the stockholders (by a majority of the votes cast by stockholders of Bay View at any legal meeting) or by the Bay View Board of Directors (by a majority vote of the entire Board of Directors).

     The Partnership Agreement provides that, in addition to amendments adopted by a majority in interest of the BUC Holders, the General Partner may amend the Partnership Agreement without the consent of the BUC Holders in certain limited respects if such amendments are generally for the benefit of or are not materially adverse to the interests of the BUC Holders. The General Partner may also amend the Partnership Agreement to admit additional, substitute or successor partners into the Partnership if such admission is effected in accordance with the terms of the Partnership Agreement.

                                 LEGAL MATTERS

     The validity of the shares of Bay View Common Stock offered hereby will be passed upon for Bay View by Silver, Freedman & Taff, L.L.P. (a partnership including professional corporations), Washington, D.C.

                                    EXPERTS

     The consolidated financial statements and supplemental consolidating schedules of Bay View Capital Corporation and its subsidiaries incorporated in this Joint Solicitation Statement/Prospectus and the Registration Statement by reference from Bay View's Annual Report on Form 10-K/A have been audited by Deloitte & Touche LLP, independent auditors as stated in their report, which is incorporated herein and therein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     The consolidated financial statements of America First Financial Fund 1987-A Limited Partnership and Subsidiary as of December 31, 1996 and 1995, and for each of the years in the three-year period ended December 31, 1996 included in America First's Annual Report on Form 10-K for the year ended December 31, 1996, have been incorporated by reference herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

     The consolidated financial statements of America First Eureka Holdings, Inc. and Subsidiary as of December 31, 1996 and 1995, and for each of the years in the three-year period ended December 31, 1996 included in Bay View's Form 8-K dated June 23, 1997, have been incorporated by reference herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

     The discussion included under the heading "The Merger - Federal Income Tax Consequences of the Merger" was prepared for Bay View and America First by KPMG Peat Marwick LLP, independent certified public accountants, and have been included herein upon the authority of said firm as experts in tax accounting.

                             STOCKHOLDER PROPOSALS

     If the Merger is consummated, BUC Holders who receive Bay View Common Stock will become stockholders of Bay View immediately after the Effective Time pursuant to the Distribution. Bay View stockholders may submit to Bay View proposals for formal consideration at the 1998 Annual Meeting of Bay View stockholders and inclusion in Bay View's proxy statement and proxy for such meeting. All such proposals must be received in writing by the Secretary at Bay View Capital Corporation, 1840 Gateway Drive, San Mateo, California, 94404, by December 19, 1997 in order to be considered for inclusion in Bay View's Proxy Statement and proxy for the 1998 Annual Meeting.



By:  America First Capital Associates       By Order of the Board of Directors
     Limited Partnership Five, general       of Bay View Capital Corporation
     partner

By:  AFCA - 5 Management Corporation,
     general partner
                                            John R. McKean
                                            Chairman of the Board

     George H. Krauss
     Chairman of the Board
     and Secretary

                                                                    APPENDIX III



                                                             May 8, 1997



America First Financial Fund 1987-A L.P.
America First Capital Associates Limited Partnership Five, as General Partner 555 California Street, Suite 4490
San Francisco, CA 94104

Ladies and Gentlemen:

        We understand that America First Financial Fund 1987-A L.P. (together with its subsidiaries, being referred to herein as "America First" or the "Partnership"), the general partner of the Partnership, America First Capital Associates Limited Partnership Five (the "General Partner"), America First Eureka Holdings, Inc., a company all of the outstanding common shares of which are owned by America First, and Bay View Capital Corporation (together with its subsidiaries being referred to herein as "Bay View") have entered into an Agreement and Plan of Merger, dated as of May 8, 1997 (the "Agreement"), pursuant to which America First Eureka Holdings, Inc. and its wholly owned subsidiary, Eureka Bank, F.S.B. (together "AFEH"), will be merged with and into Bay View Bank, a wholly owned subsidiary of Bay View, in a merger transaction (the "Merger") in which the shareholder of America First Eureka Holdings is to receive aggregate consideration of $300 million, $210 million of which will be in Bay View common stock and $90 million of which will be in cash, subject to adjustment according to the Agreement the ("Proposed Consideration"). In connection with the Merger, America First, the General Partner and AFEH and Bay View have entered into option agreements (the "Option Agreements") pursuant to which (i) America First has granted to Bay View an option to buy, in accordance with the terms and conditions of the Option Agreement, up to 1,196,107 beneficial unit certificates of America First (each a "BUC"), representing approximately 19.9% of the total number of BUCs then outstanding and issued, and
(ii) Bay View has granted to AFBH an option to buy, in accordance with the terms and conditions of the Option Agreement, up to 1,240,530 common shares of Bay View, representing approximately 19.9% of the common shares then outstanding and issued, in each case subject to adjustment under specified circumstances.

        You have asked us whether, in our opinion, the Proposed Consideration is fair to America First from a financial point of view

        In arriving at the opinion set forth below, we have, among other things.

        (1) received certain publicly available business and financial information relating to Bay View and AFEH which we deemed to be relevant under the circumstances;

        (2) reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of Bay View and AFEH, as well as the amount and timing of the cost savings and related expenses and revenue enhancements expected to result from the Merger (the "Expected Synergies"), furnished to us by senior management of Bay View and AFEH;

        (3) conducted discussions with members of senior management of Bay View and AFEH concerning the foregoing, including the respective businesses, earnings, cash flow, assets, liabilities, prospects, regulatory condition and contingencies of Bay View and AFEH, before and after giving effect to the Merger and the Expected Synergies, and such senior managements' views as to the future as to the future financial performance of Bay View and AFEH, as the case may be,

        (4) reviewed the market prices and valuation multiples for the common shares of Bay View and the BUCs of AFEH and compared them with those of certain publicly traded companies which we deemed to be relevant;

        (5) reviewed the results of operations of Bay View and AFEH and compared them with those of certain publicly traded companies which we deemed to be relevant;

        (6) reviewed the proposed financial terms of the Merger with the financial terms of certain other transaction which we deemed to be relevant;

        (7) considered, based upon information provided by senior management of Bay View and AFEH, the pro forma impact of the Merger on the earnings, book and tangible book value per share consolidated capitalization, and certain balance sheet and profitability ratios of Bay View;

        (8) reviewed the Agreement and the Option Agreements; and

        (9) reviewed such other financial studies and analyses and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

        In preparing our opinion, with your consent, we have assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to us, discussed with or reviewed by or for us, or publicly available, and we have not assumed responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of any of the assets or liabilities, contingent or otherwise, of Bay View or AFEH or any of their subsidiaries or affiliates, nor have we been furnished with any such evaluation or appraisal. We are not experts in the evaluation of allowances for loan losses, and we have not made an independent evaluation of the adequacy of the allowance for loan losses of Bay View or AFEH, nor have we reviewed any individual credit files relating to AFEH or Bay View, and we have further assumed, with your consent, that the aggregate allowance for loan losses for each of AFEH and Bay View is adequate to cover such losses and will be adequate on a pro forma basis for the combined entity. In addition, we have not conducted any physical inspection of the properties or facilities of Bay View or AFEH. With respect to the financial forecast information, including, without limitation, financial forecasts, evaluations of contingencies and projections regarding under-performing and non-performing assets, net charge-offs, adequacy of reserves and future economic conditions, and the Expected Synergies, furnished to or discussed with us by Bay View or AFEH, we have assumed with your consent, that they have been reasonably prepared and reflect the best currently available estimates, allocations and judgment of Bay View's or AFEH's management as to the expected future financial performance of Bay View or AFEH, as the case may be, and the combined entity and the Expected Synergies. We express no opinion as to such financial forecast information or the Expected Synergies or the assumptions on which they were based. We have assumed, with your consent, that the Merger will be accounted for as a purchase under generally accepted accounting principles and that it will qualify as a tax-free reorganization for United States federal income tax purposes and that approximately $90 million of subordinated debt will be raised by Bay View upon closing of the Merger to be assumed by Bay View Bank.

        Our opinion is necessarily based upon market economic and other conditions as in effect on and the information made available to us as of the date hereof. We have also assumed that in the course of obtaining the necessary regulatory or other consents or approvals (contractual or otherwise) for the Merger, no restrictions, including any divestiture requirements or amendments or modifications, will be imposed that will have a material adverse effect on the contemplated benefits of the Merger.

        We are acting as financial advisor to America First in connection with the Merger and will receive a fee from America First for our services, a significant portion of which is contingent upon the consummation of the Merger. In addition, America First has agreed to indemnify us for certain liabilities arising out of our engagement. We have, in the past, provided financial advisory and/or financing services to Bay View and may continue to do so and have received, and may receive, fees for the rendering of such services. In addition, in the ordinary course of our business, we may actively trade debt and/or equity securities of Bay View and America First and their respective affiliates for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

        Our opinion is directed to America First and the General Partner and does not constitute a recommendation to America First or the General Partner in connection with any matter relating to the Merger. This letter does not constitute a recommendation to any holders of BUCs of America First with respect to any approval of the Merger.

        On the basis of, and subject to the foregoing, we are of the opinion that, as of the date hereof, the Proposed Consolidation is fair to America First from a financial point of view.

                       Very truly yours,

                       MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

                       By /s/ Merrill Lynch, Pierce, Fenner & Smith Incorporated
                          ------------------------------------------------------
                          Director
                          Investment Banking Group

                                       3